UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2021

FIRST WESTERN FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Colorado	001-38595	37-1442266
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900 16th Street, Suite 1200 Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 303.531.8100

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒	Emerging growth company

☒	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, no par value	MYFW	The Nasdaq Stock Market LLC

Item 1.01	Entry into a Material Definitive Agreement.

On July 22, 2021, First Western Financial, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Teton Financial Services, Inc. (“Teton”), parent company of Rocky Mountain Bank, a Wyoming-chartered bank headquartered in Jackson, Wyoming. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Teton will be merged with into the Company (the “Merger”), with the Company continuing as the surviving corporation. The Merger Agreement also provides that following the Merger Rocky Mountain Bank will be merged with and into First Western Trust Bank, a Colorado state bank (“FWTB”) and wholly owned subsidiary of the Company, with FWTB surviving the bank merger.

Subject to the terms and conditions set forth in the Merger Agreement, which has been unanimously approved by the boards of directors of the Company and Teton, at the effective time of the Merger (the “Effective Time”), each share of Teton common stock issued and outstanding immediately prior to the Effective Time, excluding any Cancelled Shares and Dissenting Shares (each as defined in the Merger Agreement), shall have the right to receive (i) a number of shares of Company common stock obtained by dividing 1,373,661 (such shares of stock, the “Company Stock”), as may be adjusted pursuant to the terms of the Merger Agreement, by the number of Teton shares of common stock issued and outstanding immediately prior to the Effective Time, but excluding Cancelled Shares (“Company Closing Shares”), plus (ii) an amount of cash equal to $11,500,000, divided by the number of Company Closing Shares.

The Merger is intended to qualify as a tax-free reorganization under the applicable provisions of the Internal Revenue Code of 1986, as amended, with respect to the Company Stock to be issued to Teton common shareholders. Based on the Company’s July 21, 2021 closing price of $26.46 per share as reported on the NASDAQ, the transaction value is estimated at $47.8 million.

The Merger Agreement contains usual and customary representations and warranties from the Company and Teton.

Teton has agreed to customary covenants, including among other things, (1) Teton’s obligation to hold a meeting of its shareholders to vote upon the approval of the Merger, (2) the conduct of Teton’s and Rocky Mountain Bank’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, and (3) not to solicit, initiate, encourage or facilitate proposals relating to alternative business combination transactions, or enter into any discussions or any agreement concerning any proposals for alternative business combination transactions (the “Standstill Provision”). The Company has agreed, among other things, to (i) file a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company Stock (the “Registration Statement”) and (ii) obtain approval for listing on NASDAQ of the Company Stock.

Completion of the Merger is subject to certain customary conditions, including among other things, (1) approval of the Merger, the Merger Agreement and the transactions contemplated thereby by Teton’s shareholders, (2) receipt of required regulatory approvals and expiration of applicable waiting periods, (3) the absence of any law or order prohibiting the consummation of the Merger, (4) the Registration Statement registering the Company Stock having become effective and (5) the Company Stock having been authorized for listing on NASDAQ.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including the accuracy of the representations and warranties of the other party and the performance by the other party of its obligations under the Merger Agreement. In addition, the Company’s obligation to consummate the Merger is subject to (1) the Closing Tangible Book Value (as defined in the Merger Agreement) as of the last day of the month ended prior to the month in which the Effective Time occurs being at least $37.7 million, and (2) holders of not more than 5% of the outstanding shares of Teton’s common stock having duly exercised their appraisal rights under Article 13 of the Wyoming Business Corporation Act.

2

The Merger Agreement provides certain customary termination rights for both the Company and Teton, including if the closing of the Merger has not occurred on or before 270 days following the date of the Merger Agreement, or 300 days following the date of the Merger Agreement if certain regulatory and other approvals have not been received. Among other termination rights, the Company may terminate the Merger Agreement if, on the fifth business day prior to the closing date of the Merger (the “Closing Date”), the average of the volume weighted average price of the Company’s common stock on the NASDAQ for the 20 trading days immediately preceding the fifth business day prior to the Closing Date (the “Average Closing Price”) is above a certain agreed-upon price threshold, unless Teton determines to decrease the amount of Company Stock to be received in the Merger pursuant to the terms of the Merger Agreement. Teton has the right to terminate the Merger Agreement if, on the fifth business day prior to the Closing Date, the Average Closing Price is below a certain agreed-upon price threshold, unless the Company determines to increase the amount of Company Stock to be issued in the Merger pursuant to the terms of the Merger Agreement.

The Merger Agreement also provides that upon termination of the Merger Agreement by the Company under certain circumstances, including Teton failing to convene a meeting of its shareholders to consider and approve the Merger, the Merger Agreement and the transactions contemplated therein or breaching the Standstill Provision, Teton will be obligated to pay the Company a termination fee of $2.2 million.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

In connection with entering into the Merger Agreement, the Company entered into a Voting and Support Agreement with certain holders of Teton common stock (the “Voting Agreement”). The shareholders that are party to the Voting Agreement beneficially own in the aggregate approximately 38.4% of the outstanding shares of Teton common stock. The Voting Agreement requires that the shareholders party thereto vote all of their shares of Teton common stock in favor of the Merger and against alternative acquisition proposals. The Voting Agreement will terminate upon the earlier of the date that is nine months after the termination of the Merger Agreement or, under certain specified circumstances, upon the termination of the Merger Agreement in accordance with its terms.

Item 2.02	Results of Operations and Financial Condition.

On July 22, 2021, the Company issued a press release announcing its financial results for the second quarter ended June 30, 2021. A copy of the press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

The information in this Item 2.02, including Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act, unless specifically identified therein as being incorporated therein by reference.

Item 7.01	Regulation FD Disclosure.*

On July 22, 2021 the Company and Teton issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.2 to this Current Report on Form 8-K. In addition, supplemental information, dated July 22, 2021, relating to the Merger is attached as Exhibit 99.3 to this Current Report on Form 8-K.

The Company intends to hold an investor call and webcast to discuss its financial results for the second quarter ended June 30, 2021 on Friday, July 23, 2021, at 10:00 a.m. Mountain Time. The Company’s presentation to analysts and investors contains additional information about the Company’s financial results for the second quarter ended June 30, 2021 and is furnished as Exhibit 99.3 and is incorporated by reference herein.

* The information furnished under Item 7.01 of this Current Report on Form 8-K, including exhibits 99.2 and 99.3 attached hereto and incorporated by reference into this Item 7.01, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, nor shall it be deemed incorporated by reference into any registration statement or other filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing.

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Special Note Regarding the Merger Agreement

The Merger Agreement contains customary representations, warranties, covenants and other terms, provisions and conditions that the Company and Teton made to each other as of specific dates. The assertions embodied in those terms, provisions and conditions were made solely for purposes of the Merger Agreement, and may be subject to important qualifications and limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms contained in the Merger Agreement. Moreover, the parties to the Merger Agreement may be subject to a contractual standard of materiality in the Merger Agreement that may be different from what may be viewed as material to shareholders of the Company or Teton or may have been used by the parties for the purpose of allocating risk between the Company, together with its direct and indirect subsidiaries, and Teton, together with its direct and indirect subsidiaries, rather than for the purpose of establishing matters as facts. For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding the Company or Teton at the time they were made or otherwise.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the federal securities laws. Investors are cautioned that such statements, including statements with respect to the expected benefits of the Merger and the timing of the Merger, are predictions and that actual events or results may differ materially. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those we may expect, including, but not limited to: economic, political and market conditions and fluctuations; competition; the possibility that the expected benefits related to the Merger may not materialize as expected; the Merger not being timely completed, if completed at all; prior to the completion of the Merger, Teton’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; difficulty retaining key employees, and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all; governmental approval of the Merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger; conditions to the closing of the Merger may not be satisfied; and other factors identified in our filings with the Securities and Exchange Commission (the “SEC”). For a discussion of such risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” and the forward-looking statement disclosure contained in the Company’s Annual Report on Form 10-K, filed with the SEC on March 12, 2021.

Additional Information for Shareholders

The Company intends to file the Registration Statement with the SEC. The Registration Statement will include a proxy statement/prospectus, which will be sent to the shareholders of Teton. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website (myfw.gcs-web.com, under “Financials”) or by contacting Investor Relations at (877)-505-1281.

Participants in the Solicitation

The Company, Teton and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Teton in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about the Company and its directors and executive officers may be found in the definitive proxy statement of the Company relating to its 2021 Annual Meeting of Shareholders filed with the SEC on April 29, 2021, and other documents filed by the Company with the SEC.

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Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated July 22, 2021*
99.1	Press Release dated July 22, 2021
99.2	Press Release dated July 22, 2021
99.3	Earnings and Investor Presentation dated July 22, 2021
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST WESTERN FINANCIAL, INC.

Date: July 22, 2021	By: /s/ Scott C. Wylie
Scott C. Wylie
Chairman, Chief Executive Officer and President

5

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

FIRST WESTERN FINANCIAL, INC.,

and

TETON FINANCIAL SERVICES, INC.

Dated as of July 22, 2021

Article I THE MERGER		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Articles of Incorporation and Bylaws of the Surviving Corporation	2
1.5	Directors and Officers	2
1.6	Effects of the Merger	3
1.7	Conversion of Stock	3
1.8	Bank Merger and Other Subsidiary Mergers	4
1.9	Tax Consequences	4
1.10	Dilution	4

Article II DELIVERY OF MERGER CONSIDERATION		5

2.1	Deposit of Merger Consideration	5
2.2	Delivery of Merger Consideration	5

Article III REPRESENTATIONS AND WARRANTIES OF COMPANY		7

3.1	Corporate Organization	7
3.2	Capitalization	8
3.3	Authority; Delivery; Enforceability; No Violation	8
3.4	Consents and Approvals	9
3.5	Reports	10
3.6	Financial Statements	10
3.7	Undisclosed Liabilities	12
3.8	Absence of Certain Changes or Events	12
3.9	Legal Proceedings	12
3.10	Taxes and Tax Returns	13
3.11	Employee Benefit Plans	15
3.12	Labor Matters	17
3.13	Compliance with Applicable Law	18
3.14	Material Contracts	19
3.15	Agreements with Regulatory Agencies	22
3.16	Investment Securities	22
3.17	Derivative Instruments	22
3.18	Environmental Liability	23
3.19	Insurance	23
3.20	Real Property	24
3.21	Intellectual Property	25
3.22	Broker’s Fees	26
3.23	Loans	26
3.24	Allowance for Loan and Lease Losses	27
3.25	Related Party Transactions	27
3.26	Takeover Laws	28
3.27	Company Information	28
3.28	Opinion of Financial Advisor	28

i

3.29	Origination Matters	28
3.30	Pipeline Loans; Mortgage Loans Held for Sale; Hedging Arrangements	30
3.31	Debentures	31
3.32	Trust Business	31
3.33	No Other Representations and Warranties	32

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT		32

4.1	Corporate Organization	32
4.2	Capitalization	33
4.3	Authority; Delivery, Enforceability; No Violation	33
4.4	Consents and Approvals	34
4.5	Reports.	34
4.6	Financial Statements	35
4.7	Absence of Certain Changes or Events	35
4.8	Legal Proceedings	35
4.9	Compliance with Applicable Law	35
4.10	Broker’s Fees	36
4.11	Financial Ability	36
4.12	SEC Reporting Obligations	36
4.13	NASDAQ	36
4.14	Agreements with Regulatory Agencies	36
4.17	No Other Representations and Warranties	37

Article V COVENANTS RELATING TO CONDUCT OF BUSINESS		37

5.1	Conduct of Business of Company Prior to the Effective Time	37
5.2	Forbearances of Company	37

Article VI ADDITIONAL AGREEMENTS		42

6.1	Regulatory Matters	42
6.2	Access to Information	43
6.3	Shareholder Approval	44
6.4	Public Disclosure	45
6.5	Employee Benefit Matters	46
6.6	Additional Agreements	47
6.7	Indemnification; Directors’ and Officers’ Insurance	47
6.8	No Solicitation	48
6.9	Takeover Statutes	51
6.10	Notice of Changes	51
6.11	Transaction Litigation	51
6.12	Debentures	51
6.13	Allowance for Loan and Lease Losses	52
6.14	Title Insurance	52
6.15	Pre-Closing Disposition	52
6.16	Registration Statement	52
6.17	NASDAQ Listing	53
6.18	Issuance of Parent Common Stock	53

6.19	Employment and Retention Agreements	53
6.20	Certain Actions To Be Taken Prior to the Closing	53
6.21	Termination of Agreements and Company Benefit Plans	53

Article VII CONDITIONS PRECEDENT		54

7.1	Conditions to Each Party’s Obligation to Effect the Closing	54
7.2	Conditions to Obligations of Parent	55
7.3	Conditions to Obligations of Company	56

Article VIII TERMINATION AND AMENDMENT		57

8.1	Termination	57
8.2	Effect of Termination	59
8.3	Termination Fee	59
8.4	Amendment	60
8.5	Extension; Waiver	60

Article IX GENERAL PROVISIONS		61

9.1	Expenses	61
9.2	Notices	61
9.3	Interpretation	62
9.4	Counterparts	62
9.5	Entire Agreement	63
9.6	Governing Law; Venue; WAIVER OF JURY TRIAL	63
9.7	Specific Performance	63
9.8	Additional Definitions	64
9.9	Severability	71
9.10	Assignment; Third-Party Beneficiaries	71

401(k) Plan	6.21
Acceptable Confidentiality Agreement	9.8
Affiliate	9.8
Affiliate Transactions	3.25
Aggregate Cash Consideration	9.8
Aggregate Merger Consideration	9.8
Aggregate Stock Consideration	9.8
Agreement	Preamble
ALLL	3.24
Alternative Transaction	8.3(a)
Applicable Requirements	9.8
Articles of Merger	1.3
Average Closing Price	9.8
Balance Sheet Date	9.8
Bank Merger	1.8
Bank Merger Certificates	1.8
Book Entry Shares	2.2(a)
Burdensome Condition	6.1(d)
Business Day	9.8
Calculation Date	9.8
Cancelled Shares	1.7(c)
CBCA	Recitals
Client	9.8
Client Contract	9.8
Closing	1.2
Closing Date	1.2
Closing Tangible Book Value	9.8
Code	2.2(c)
Colorado Courts	9.6(b)
Company	Preamble
Company Acquisition Agreement	6.8(e)
Company Adverse Recommendation Change	6.8(e)
Company Articles of Incorporation	3.1(a)
Company Bank	1.8
Company Benefit Plan	3.11(a)
Company Board Recommendation	3.4(a)
Company Bylaws	3.1(a)
Company Closing Shares	9.8
Company Common Stock	3.2
Company Financial Statements	3.6(a)
Company Intellectual Property	3.21(a)
Company Policies	3.19
Company Regulatory Agreement	3.15
Company Shareholders Meeting	6.3(b)
Company Subsidiaries	3.1(c)
Company Subsidiary	3.1(c)
Company Takeover Proposal	9.8
Confidentiality Agreement	9.8
Corporate Entity	9.8
Covered Employees	6.5(a)
CRA	3.13(d)
Debentures	3.31
Derivative Transactions	3.17
Determination Date	9.8
Director Support Agreements	Recitals
Disclosure Schedule	9.8
Dissenting Shareholders	1.7(d)
Dissenting Shares	1.7(d)
Effective Time	1.3
Employment Agreement	6.19
End Time	9.8
Environmental Laws	9.8
ERISA	3.11(a)
ERISA Affiliate	9.8
Exchange Act	9.8
Exchange Fund	2.1
Federal Reserve	3.4
GAAP	9.8
Governmental Entity	3.4
Hazardous Substance	9.8
Holders	2.2(a)
Insurer	9.8
Intellectual Property	3.21(a)
Investor	9.8
IRS	3.10(g)
Knowledge	9.8
Law/Laws	9.8
Leased Premises	3.20(a)
Letter of Transmittal	2.2(a)
Lien	3.1(c)
Loan	3.23(b)
Loans	3.23(b)
Locked Pipeline Loans	9.8
Lock-Up Agreement	Recitals
Material Adverse Effect	9.8
Material Contract	3.14(a)
Maximum Premium	6.7(b)
Merger	Recitals
Mortgage	9.8

Mortgage Loan	9.8
Mortgage Note	9.8
Multiemployer Plan	3.11(g)
Multiple Employer Plan	3.11(g)
NASDAQ	9.8
OREO	3.18(a)
Owned Real Property	3.20(a)
Paid Off Loan	9.8
Parent	Preamble
Parent Bank	1.8
Parent Common Stock	9.8
Parent Disclosure Schedule	Article IV
Parent Financial Statements	4.6
Parent Material Adverse Effect	9.8
Parent Preferred Stock	9.8
Parent Regulatory Agencies	4.5
Parent Regulatory Agreement	4.14
Parent SEC Reports	4.12
party/parties	9.8
Paying Agent	2.1
PBGC	3.11(k)
Per Share Cash Consideration	9.8
Per Share Merger Consideration	9.8
Per Share Stock Consideration	9.8
Permitted Encumbrances	3.20(a)
Person	9.8
Personal Data	3.13(b)
Pipeline Loans	9.8
Pre-Closing Disposition	6.15
Proxy Statement	6.16
Real Property Landlord Leases	3.20(b)
Recent Company Balance Sheet	3.6(a)
Registration Statement	6.16
Regulatory Agency	9.8
Regulatory Approvals	6.1(a)
Remedies Exceptions	3.4(a)
Reports	3.5
Representatives	6.8(a)
Requisite Shareholder Approval	3.4(a)
Retention Agreement	6.19
SEC	9.8
Securities Act	9.8
Security Breach	3.13(b)
Sold Mortgage Loans	9.8
Specialty Lending Loan	9.8
Statement of Merger	1.3
Subsidiary	9.8
Superior Proposal	9.8
Surviving Corporation	Recitals
Tail Policy	6.7(b)
Takeover Statutes	3.26
Tax	9.8
Tax Return	9.8
Taxes	9.8
Termination Fee	8.3(a)
Title Commitment	6.14
Title Commitments	6.14
Title Company	6.14
Title Policies	6.14
Title Policy	6.14
Trading Day	9.8
Transaction Expenses	9.8
Treasury Regulations	9.8
Trust Business	3.32(b)
Unaudited Monthly Financial Statement	6.2(c)
Unlocked Pipeline Loans	9.8
Voting and Support Agreement	Recitals
VWAP	9.8
WBCA	Recitals

v

agreement and plan of merger

Agreement and Plan of Merger (this “Agreement”), dated as of July 22, 2021, by and between First Western Financial, Inc., a Colorado corporation (“Parent”) and Teton Financial Services, Inc., a Wyoming corporation (“Company”).

RECITALS

A.            The parties intend that Company merge with and into Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

B.             The board of directors of Company has unanimously: (i) determined that it is advisable and in the best interests of Company and the shareholders of Company for Company to enter into this Agreement; (ii) approved this Agreement and the transactions contemplated hereby (including the Merger) in accordance with the Wyoming Business Corporation Act (the “WBCA”); and (iii) adopted a resolution recommending that this Agreement and the transactions contemplated hereby (including the Merger) be approved by the shareholders of Company;

C.             For federal income Tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations;

D.            The board of directors of Parent has unanimously: (i) determined that it is advisable and in the best interests of Parent and its shareholders to enter into this Agreement; and (ii) approved this Agreement and the transactions contemplated hereby (including the Merger) in accordance with the Colorado Business Corporation Act (“CBCA”);

E.             As an inducement to Parent to enter into this Agreement, certain shareholders of Company have simultaneously herewith entered into a Voting and Support Agreement (the “Voting and Support Agreement”) in connection with the Merger, and the directors of Company and Company Bank have simultaneously herewith entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Merger, to refrain from competing with Parent and Parent Bank or soliciting its customers or employees for a period of time specified in such agreements (the “Director Support Agreements”);

F.             As an inducement to Parent to enter into this Agreement, certain shareholders of Company as of the date of this Agreement have simultaneously herewith entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”), which will become effective as of the Effective Time and contain certain restrictions on the transfer of shares of Parent Common Stock by such shareholder;

G.             Certain individuals have simultaneously herewith entered into non-competition agreements, employment agreement or retention agreements in connection with the Merger; and

H.             The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

Article I
THE MERGER

1.1           The Merger. Subject to the terms and conditions of this Agreement, in accordance with the applicable provisions of the WBCA and CBCA, at the Effective Time, Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Colorado. As of the Effective Time, the separate corporate existence of Company shall cease.

1.2           Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. (Mountain Time) on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties; provided, however, if the Closing has not occurred on or before December 9, 2021, the Closing shall not, without the prior written consent of Parent, occur prior to January 21, 2022. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3           Effective Time. On the Closing Date, Company and Parent shall file or cause to be filed with the Secretary of State of the State of Wyoming articles of merger (the “Articles of Merger”) and the Secretary of State of the State of Colorado a statement of merger (the “Statement of Merger”) containing such information as is required by the relevant provisions of the WBCA and CBCA in order to effect the Merger. The Merger shall become effective at such time as the Articles of Merger and the Statement of Merger are filed with the Secretary of State of the State of Wyoming and Secretary of State of the State of Colorado, respectively, or at such later date or time as may be agreed by Company and Parent and specified in the Articles of Merger and Statement of Merger (such time is hereinafter referred to as the “Effective Time”).

1.4           Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the articles of incorporation of Parent and the bylaws of Parent as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation, until thereafter amended in accordance with applicable Law.

1.5           Directors and Officers. The directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of Parent immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and bylaws.

1.6           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the WBCA and CBCA.

1.7           Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company or the holder of any of the following securities:

(a)            No Effect on Parent Equity. Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b)           Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) shall, subject to Section 1.7(d), be converted into the right to receive the Per Share Merger Consideration. All shares of Company Common Stock that have been converted in the Merger shall be cancelled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such shares shall cease to have any rights with respect to those shares, other than the right to receive, following Effective Time, the Per Share Merger Consideration, upon surrender of their Book Entry Shares in accordance with Section 2.2.

(c)            Cancellation of Certain Shares of Company Common Stock. All shares of Company Common Stock that are owned by Company as treasury shares or otherwise owned by Parent or Company (other than: (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties; and (ii) shares held, directly or indirectly, by Parent or Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Per Share Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

(d)            Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a Company shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to exercise and properly exercises his or her appraisal rights with respect to such shares pursuant to, and who complies in all respects with, the provisions of Article 13 of the WBCA (the “Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Article 13 of the WBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the provisions of Article 13 of the WBCA and this Section 1.7(d)), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Company Common Stock under the WBCA. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such share of Company Common Stock, in accordance with Section 1.7(b). Company shall give Parent: (i) prompt notice of any written notices to exercise appraisal rights in respect of any shares of Company Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the WBCA and received by Company relating to shareholders’ appraisal rights; and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the WBCA. Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Aggregate Stock Consideration or Aggregate Cash Consideration made available to the Paying Agent pursuant to Section 2.1 to pay for shares of Company Common Stock for which dissenter’s rights have been perfected shall be returned to Parent upon demand.

(e)            Fractional Shares. Notwithstanding anything in this Agreement to the contrary, Parent will not issue any fractional shares of Parent Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Parent shall pay to each former holder of Company Common Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying: (i) the Average Closing Price by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 1.7.

1.8           Bank Merger and Other Subsidiary Mergers. Immediately following the Effective Time, or at such later time as Parent may determine in its sole discretion, Rocky Mountain Bank, a Wyoming-chartered bank and a wholly-owned Subsidiary of Company (“Company Bank”), will merge (the “Bank Merger”) with and into First Western Trust Bank, a Colorado state bank and a wholly-owned Subsidiary of Parent (“Parent Bank”) pursuant to an agreement and plan of merger to be agreed upon by Parent and Company and executed prior to the Closing Date, which agreement shall be in form and substance customary for mergers similar to the Bank Merger. Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. Prior to the Effective Time, Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (the “Bank Merger Certificates”).

1.9           Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code (and any comparable provision of state Law), and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

1.10         Dilution. If Parent changes (or the board of directors of Parent sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction for which no consideration is received between the date of this Agreement and the Determination Date, then the number of shares of Parent Common Stock issued to holders of Company Common Stock pursuant to this Agreement (and any other dependent items) will be adjusted proportionately to account for such change to provide to the holders of Company Common Stock the same economic effect contemplated by this Agreement prior to such change.

Article II
DELIVERY OF MERGER CONSIDERATION

2.1           Deposit of Merger Consideration. At the Effective Time, Parent shall deposit with Philadelphia Stock Transfer, Inc., as the paying agent (the “Paying Agent”): (a) book entry shares of Parent Common Stock representing the Aggregate Stock Consideration, via the direct registration system; and (b) cash in an aggregate amount sufficient to make the payment of the Aggregate Cash Consideration (collectively, the “Exchange Fund”), and Parent shall instruct the Paying Agent to timely deliver the Aggregate Stock Consideration and the Aggregate Cash Consideration for exchange in accordance with this Agreement.

2.2           Delivery of Merger Consideration.

(a)            Promptly after the Effective Time but in no event later than three Business Days after the Closing Date, the Parent shall cause the Paying Agent to mail to each holder of record (collectively, the “Holders”) of book entry shares of Company Common Stock that were converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.7 (“Book Entry Shares”): (i) a letter of transmittal in a form reasonably acceptable to Parent and the Paying Agent (the “Letter of Transmittal”); and (ii) instructions for surrendering such Book Entry Shares in exchange for the Per Share Merger Consideration.

(b)            Within three Business Days after, the Paying Agent’s receipt of (i) an “agent’s message” evidencing the surrender of each Holder’s Book Entry Shares (or such other evidence, if any of surrender as the Paying Agent may reasonably request); and (ii) a properly completed Letter of Transmittal, and the Paying Agent’s review and acceptance of the same, the Paying Agent shall pay and distribute to each Holder of Book Entry Shares, the Per Share Merger Consideration in respect of such Book Entry Shares. Until so surrendered, each Book Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration upon surrender of such Book Entry Share in accordance with, and any dividends or distributions to which such Holder is entitled pursuant to, this Article II; provided that no dividends or distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders thereof shall be paid to the Holder of a Book Entry Share until such Holder surrenders such Book Entry Share to the Paying Agent in accordance with this Section 2.2, and such Book Entry Share has been accepted for surrender by the Paying Agent. No interest will be paid or accrued with respect to the shares of Parent Common Stock or cash payable upon surrender of the Book Entry Shares.

(c)            In the event of a transfer of ownership of a Book Entry Share that is not registered in the stock transfer records of Company, the Per Share Merger Consideration shall be delivered pursuant to Section 2.2(b) in exchange therefor to a Person other than the Person in whose name the Book Entry Share so surrendered is registered if (i) the Book Entry Share shall be properly transferred, as determined by the Paying Agent; and (ii) the Person requesting such payment or issuance shall pay to the Paying Agent any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered Holder of the Book Entry Share and establish to the satisfaction of Parent and the Paying Agent that the Tax has been paid or is not applicable. The Paying Agent, Parent and Parent’s Affiliates shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the Per Share Merger Consideration and any other amounts otherwise payable pursuant to this Agreement such amounts as the Paying Agent, Parent or Parent’s applicable Affiliate, as the case may be, is required to deduct or withhold under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so deducted or withheld and paid over to the applicable Tax authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Person in respect of whom such deduction and withholding was made.

(d)            After the Effective Time, there shall be no transfers on the stock transfer books of Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Book Entry Shares are presented for transfer to the Paying Agent, they shall be cancelled and exchanged for the Per Share Merger Consideration in accordance with Section 1.7 and the procedures set forth in this Article II.

(e)            Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the first anniversary of the Effective Time shall be paid to Parent; provided that to the extent at any time prior to such first anniversary any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws, the Paying Agent shall first notify Parent and, at Parent’s option, such portion shall instead be paid to Parent. Any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Per Share Merger Consideration, without any interest thereon. None of Parent, Company, the Paying Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)             Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing: (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein; and (ii) the method of payment of the Per Share Merger Consideration.

Article III
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the correspondingly enumerated section or subsection of the Disclosure Schedule delivered herewith (provided, that each exception set forth on any such Disclosure Schedule shall be deemed to qualify such other representation and warranty only to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without the need to examine underlying documentation and notwithstanding the absence of a specific cross-reference)), Company hereby represents to Parent as follows:

3.1           Corporate Organization.

(a)            Company is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Company Bank is a Wyoming-chartered bank duly organized, validly existing and in good standing under the laws of the State of Wyoming. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required in connection therewith have been paid by Company Bank when due, and no proceedings for the termination of such insurance are pending or threatened. Company is a registered bank holding company under the Bank Holding Company Act of 1956. Each of Company and Company Bank has the requisite corporate power and authority to own or lease and operate all of its respective properties and assets and to carry on its respective business as it is now being conducted. Each of Company and Company Bank is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Company.

(b)            True and complete copies of the articles of incorporation of Company (the “Company Articles of Incorporation”) and the bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been furnished or made available to Parent. Company is not in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws.

(c)            Company has no Subsidiaries other than Company Bank (each, a “Company Subsidiary” and collectively the “Company Subsidiaries”). Company is the owner of all of the outstanding capital stock of Company Bank. There are no options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of Company Bank, or contracts, commitments, understandings or arrangements by which Company Bank may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock evidencing ownership of Company Bank are validly issued, fully paid and nonassessable and such shares or other securities are owned by Company free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (“Lien”) with respect thereto. Company Bank: (i) is a duly organized and validly existing state banking corporation under the Laws of the State of Wyoming; (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to be, individually or in the aggregate, material to Company or Company Bank); and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(d)            A true, correct and complete copy of the articles or certificate of incorporation and bylaws of Company Bank, as amended and currently in effect, has been delivered and made available to Parent. Except for its interest in Company Bank, Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

3.2           Capitalization. The authorized capital stock of Company consists of 50,000,000 shares of common stock, no par value, of Company (“Company Common Stock”). As of the date of this Agreement, there are 29,477,707 shares of Company Common Stock issued and outstanding; and no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding. The Company holds no treasury shares. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. All of the issued and outstanding shares of Company Common Stock are book-entry and none of such shares are represented by certificates. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote are issued or outstanding. There are no outstanding subscriptions, shares of restricted stock, options, stock appreciation rights, warrants, restricted stock units, phantom units, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, exchangeable or convertible securities, or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Company, or otherwise obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act, any such securities. Except for the Voting and Support Agreement and any agreements relating to the matters set forth on Schedule 6.15 or otherwise disclosed on such schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. Section 3.2 of the Disclosure Schedule sets forth a true, correct and complete listing of each outstanding series subordinated debt securities of Company and certain information with respect thereto, including the holders of such securities as of the date of this Agreement, and all such information is accurate and complete to the Knowledge of Company. Section 3.2 of the Disclosure Schedule sets forth a true, correct and complete list dated as of July 22, 2021 of all of the outstanding shares of Company Stock, all of which are owned of record by shareholders of the Company, with each shareholder’s name, domicile addresses and in the respective number of shares of Common Stock Owned. Section 3.2 of the Disclosure Schedule will be updated by the Company immediately prior to Closing.

3.3           Authority; Delivery; Enforceability; No Violation.

(a)            Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly, validly and unanimously approved by the board of directors of Company, the board of directors of Company has unanimously determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Company and its shareholders and has unanimously adopted a resolution directing that, subject to the effectiveness of the Registration Statement, this Agreement be submitted to Company’s shareholders for approval and recommending that this Agreement be approved by Company’s shareholders (the “Company Board Recommendation”), and all necessary corporate action in respect thereof on the part of Company has been taken, subject to the approval of this Agreement and the transactions contemplated hereby (including the Merger) by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement (the “Requisite Shareholder Approval”), and the approval of the Bank Merger agreement by Company as the sole shareholder of Company Bank.

(b)            This Agreement has been duly and validly executed and delivered by Company.

(c)            Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by: (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally; or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (collectively, “Remedies Exceptions”).

(d)            Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will: (i) violate any provision of the Company Articles of Incorporation or Company Bylaws; or (ii) assuming that the consents and approvals referred to in Sections 3.3(a) and 3.4 are duly obtained and made: (A) violate any Law, judgment, writ, decree or injunction applicable to Company or any Company Subsidiary or any of their respective properties or assets; or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien with respect thereto upon any of the properties or assets of Company or any Company Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Company or any Company Subsidiary is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

3.4           Consents and Approvals. Except as set forth in Section 3.4 of the Disclosure Schedule and for: (a) the filing of any required applications, filings or notices with: (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve”); (ii) the Federal Deposit Insurance Corporation; (iii) the Wyoming Division of Banking; and (iv) the Colorado Division of Banking, and approval of, waiver or non-objection to such applications, filings and notices; (b) the filing of the Articles of Merger and the Statement of Merger with the Secretary of State of Wyoming and the Secretary of State of Colorado pursuant to the WBCA and CBCA, respectively; and (c) the filing of the Bank Merger Certificates, no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any foreign, federal, state or local court, administrative agency, arbitrator or commission or other governmental, prosecutorial, regulatory, self-regulatory authority or instrumentality (each, a “Governmental Entity”) or any third Person are required to be made or obtained by Company or any Company Subsidiaries in connection with: (A) the execution and delivery by Company of this Agreement; or (B) the consummation of the transactions contemplated hereby. Company has no Knowledge of any fact, condition or circumstance that would result in the delay or denial of any regulatory approval from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement.

3.5           Reports. Company and Company Bank have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 (“Reports”) with: (a) the Federal Reserve; (b) the Wyoming Division of Banking; and (c) any other Regulatory Agency having jurisdiction over Company and Company Bank, and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, be material to Company and the Company Subsidiaries, taken as a whole. Any such Report regarding Company filed with or otherwise submitted to any Regulatory Agency, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Company and the Company Subsidiaries, there is no pending proceeding before, or, to the Knowledge of Company, examination or investigation by, any Regulatory Agency into the business or operations of Company or any Company Subsidiary. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or any Company Subsidiary and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Company or any Company Subsidiary since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company or any Company Subsidiary.

3.6           Financial Statements.

(a)            Company has previously made available to Parent copies of the following financial statements (the “Company Financial Statements”), copies of which are attached as Section 3.6(a) of the Disclosure Schedule: (i) the audited consolidated balance sheets of Company and the Company Subsidiaries for the years ended December 31, 2018, December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income and cash flow for the fiscal years 2018, 2019 and 2020; (ii) the unaudited consolidated balance sheet of Company and the Company Subsidiaries for the period ended June 30, 2021 (the “Recent Company Balance Sheet”), and the related unaudited consolidated statements of income for the period ended June 30, 2021; and (iii) the call reports of Company Bank for the fiscal years ended December 31, 2018, 2019 and 2020. The Company Financial Statements fairly present in all material respects the results of operations, cash flows, changes in shareholders’ equity and financial position of Company and the Company Subsidiaries as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with either GAAP or regulatory accepted accounting procedures pursuant to regulatory requirements, as applicable, consistently applied during the periods involved. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of Company and the Company Subsidiaries.

(b)            Company maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Company and the Company Subsidiaries. Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2017, Company has not experienced or effected any material change in internal control over financial reporting.

(c)            Since December 31, 2017: (i) neither Company nor any Company Subsidiary nor, to the Knowledge of Company, any director, officer, employee, auditor, accountant or representative of Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any Company Subsidiary or their respective internal accounting controls relating to periods after December 31, 2017, including any material complaint, allegation, assertion or claim that Company or any Company Subsidiary has engaged in questionable accounting or auditing practices; and (ii) no attorney representing Company or any Company Subsidiary, whether or not employed by Company or any Company Subsidiary, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2017, by Company or any Company Subsidiary or any of their respective officers, directors, employees or agents to the boards of directors of Company or any Company Subsidiary or any committee thereof or to any director or officer of Company or any Company Subsidiary.

(d)            The books and records kept by Company and any of its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements.

(e)            Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any Company Subsidiary in Company’s or such Subsidiary’s financial statements.

(f)             There is no Person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Company other than the Company Subsidiaries.

3.7           Undisclosed Liabilities. Except for: (a) those liabilities that are set forth on the Company Financial Statements; and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, none of which (i) is a material uninsured liability for breach of contract, breach of warranty, tort, infringement, litigation or violation of order by or an agreement with any Regulatory Agency Law; or (ii) are or would reasonably be expected to be, individually or in the aggregate, material to Company or Company Bank, neither Company nor Company Bank has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on in the Company Financial Statements if it had existed on or before the Balance Sheet Date.

3.8           Absence of Certain Changes or Events. Since the Balance Sheet Date:

(a)            There has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

(b)            Company and Company Bank have carried on their respective businesses in the ordinary course consistent with their past practices.

(c)            Except as set forth in Section 3.8(c) of the Disclosure Schedule, there has not been any action taken by Company, Company Bank or any of their respective Representatives that, if taken without Parent’s consent (and during the period from the date of this Agreement through the Effective Time), would constitute a breach of Section 5.2 (other than Section 5.2(r) and Section 5.2(s)).

3.9           Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, neither Company nor any Company Subsidiary is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any Company Subsidiary or any of their current or former directors or executive officers. There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon Company, any of its Subsidiaries or the assets of Company, any Company Subsidiary, any of Company’s or its Subsidiaries’ current directors or executive officers or, to Company’s Knowledge, any of Company’s or its Subsidiaries’ former directors or executive officers.

3.10         Taxes and Tax Returns.

(a)            Each of Company and the Company Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and the Company Subsidiaries do not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Tax in that jurisdiction. Neither Company nor any Company Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All Taxes of Company and the Company Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Company and the Company Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Company nor any Company Subsidiary has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither Company nor any Company Subsidiary has received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Company and the Company Subsidiaries or the assets of Company and the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Company and the Company Subsidiaries). Since January 1, 2015, neither Company nor any Company Subsidiary: (a) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Company); or (b) has any liability for the Taxes of any person (other than Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither Company nor any Company Subsidiary has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Company nor any Company Subsidiary has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither Company nor any Company Subsidiary has taken any action that could defer a liability for Taxes from any taxable period (or portion thereof) ending on or prior to the Closing Date to any taxable period (or portion thereof) ending after the Closing Date. Neither Company nor any Company Subsidiary has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)            Neither Company nor any Company Subsidiary has made (or has pending) any application with any Governmental Entity requesting permission for any changes in accounting method.

(c)            No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or any Company Subsidiary.

(d)            All Taxes and amounts required to be withheld, collected or deposited by or with respect to Company or any Company Subsidiary (including in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party) have been timely withheld, collected or deposited, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. Company and each Company Subsidiary have complied in all respects with all information reporting and backup withholding provisions of applicable Law.

(e)            Company validly elected to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for all periods from September 23, 2011 through May 8, 2017. For all periods from September 23, 2011 through May 8, 2017, Company also validly elected (or is so treated due to its federal election) to be an “S corporation” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax. There was no basis for the revocation or other termination of Company’s “S corporation” election at any time from September 23, 2011 through May 8, 2017, and neither Company nor any other Person has taken any action that would have caused Company to cease being an “S corporation” for federal, state or local Tax purposes at any time from September 23, 2011 through May 8, 2017.

(f)            Company Bank was, for all periods from September 23, 2011 through May 8, 2017, a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code. For all periods since September 23, 2011 through May 8, 2017, Company Bank also validly elected (or is so treated due to its federal election) to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax. There was no basis for the revocation or other termination of Company Bank’s “qualified subchapter S subsidiary” election at any time from September 23, 2011 through May 8, 2017, and neither Company nor any other Person has taken any action that would have caused Company Bank to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time from September 23, 2011 through May 8, 2017.

(g)            True and complete copies of the “S corporation” and the “qualified subchapter S subsidiary” elections, any elections made under Sections 1361(d) or (e) of the Code by trusts that are or were at any time shareholders of Company, and the acceptances by the Internal Revenue Service (“IRS”) of such elections have been delivered to Parent.

(h)            Neither Company nor Company Bank have any liability for Tax under Section 1374 of the Code that has not been satisfied in full.

3.11         Employee Benefit Plans.

(a)          Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not tax qualified and whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit, retirement, severance or other compensatory or benefit plan, program, policy or arrangement, and each retention, bonus, employment, termination, severance, change-in-control or other contract or agreement to which Company or any Subsidiary or any of their respective ERISA Affiliates is a party or that is maintained, contributed to or sponsored by Company or any Subsidiary or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates.

(b)         Company has delivered or made available to Parent true, correct and complete copies of the following (as applicable) with respect to each Company Benefit Plan: (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof; (ii) in the case of a Company Benefit Plan for which a Form 5500 must be filed, a copy of the most recently filed Form 5500, if any, filed with the IRS; (iii) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recently received IRS determination, opinion or advisory letter, if any; (iv) the most recently prepared actuarial report or financial statement, if any; (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto; (vi) all material correspondence with the United States Department of Labor or the IRS since January 1, 2017; (vii) all amendments, modifications or material supplements to such Company Benefit Plan; and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any Company Benefit Plan that have been adopted or approved.

(c)         Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Company nor any Company Subsidiary has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the United States Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any Company Subsidiary has any Knowledge of any material plan defect that would qualify for correction under any such program.

(d)         Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code: (i) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder; and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Department of the Treasury and the IRS.

(e)          Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is identified as a “Qualified Plan” in Section 3.11(a) of the Disclosure Schedule. The IRS has issued a favorable determination, advisory or opinion letter with respect to each Qualified Plan and the related trust which has not been revoked (nor has revocation been threatened), and there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

(f)          No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has Company or any Company Subsidiary or ERISA Affiliates maintained or contributed to an employee benefit plan subject to Title IV of ERISA at any time during the six years prior to the date hereof.

(g)         (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the six years prior to the date hereof, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has at any time during the six years prior to the date hereof incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(h)         Neither Company nor any Company Subsidiary provides, has provided or has any obligation with respect to any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(i)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, funding, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of Company or any Company Subsidiary under a Company Benefit Plan or otherwise, or result in any limitation on the right of Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any Company Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for, and Company and the Company Subsidiaries do not otherwise have any obligation with respect to, the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j)          Neither Company, its Subsidiaries, any of their respective ERISA Affiliates nor any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any Company Benefit Plan or its related trusts, Company, any of its Subsidiaries, any of their respective ERISA Affiliates or any Person that Company or any Company Subsidiary has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)         There are no pending or, to the Knowledge of Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Knowledge of Company, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefits Plan or the assets of any of the trusts under any Company Benefit Plan, in each case, which could reasonably be expected to result in any material liability of Company or any Company Subsidiary to the Pension Benefit Guaranty Corporation (the “PBGC”), the United States Department of the Treasury, the United States Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or the subject of an investigation by the IRS, the United States Department of Labor, the PBGC, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to the Knowledge of Company, threatened.

3.12         Labor Matters.

(a)         There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Company or any Company Subsidiary and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or, to Company’s Knowledge, threatened against or involving Company or any Company Subsidiary and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Company or any Company Subsidiary at any time within three years prior to the date of this Agreement.

(b)         Neither Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Company and the Company Subsidiaries are in compliance in all material respects with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. There are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary brought by any current or former employee or their eligible dependents or beneficiaries.

3.13         Compliance with Applicable Law.

(a)         Company and each of its Subsidiaries and each of their employees hold, and at all times since December 31, 2016, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and properties, rights and assets under and pursuant to each and are and have been in material compliance with, and are not and have not been in material violation of, any applicable Law and neither Company nor any Company Subsidiary has Knowledge of, or has received notice of, any material violations of any licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties or any applicable Law. Except as set forth in Section 3.13(a) of the Disclosure Schedule, to the Company’s Knowledge, none of Company or the Company Subsidiaries has any customer that (i) predominately engages in the business of money order issuance, check cashing or whose predominate source of revenue is derived from credit card transactions related to telephone orders, mail orders or internet orders; (ii) engages in or has been issued a license to engage in the business of growing, processing or dispensing marijuana or that derives a significant portion of its revenues or income from any marijuana-related business; (iii) may be deemed a “high risk” customer under the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.); (iv) is designated as a “specially designated national” or “blocked person” on the most current list published by the Office of Foreign Assets Control of the U.S. Department of Treasury at its official website; or (v) is a “politically exposed person” as defined by the Financial Action Task Force.

(b)         Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law (“Personal Data”) against any (i) loss or misuse of Personal Data; (ii) unauthorized or unlawful operations performed upon Personal Data; or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Company, none of Company or any Company Subsidiary has experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or the Company Subsidiaries. To the Knowledge of Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company or the Company Subsidiaries.

(c)         None of Company or any Company Subsidiary, or to the Knowledge of Company, any director, officer, employee, agent or other person acting on behalf of Company or any Company Subsidiary has, directly or indirectly, (i) used any funds of Company or any Company Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any Company Subsidiary; (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, or any similar law; (iv) established or maintained any unlawful fund of monies or other assets of Company or any Company Subsidiary; (v) made any fraudulent entry on the books or records of Company or any Company Subsidiary; or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any Company Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any Company Subsidiary, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(d)         Company and Company Bank are “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and Company Bank’s rating under the Community Reinvestment Act of 1997 (“CRA”) is no less than “satisfactory.” Neither Company nor any Company Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes will change within one year.

3.14         Material Contracts.

(a)         Except as set forth in Section 3.14(a) of the Disclosure Schedule, neither Company nor any Company Subsidiary is a party to or bound by, as of the date hereof, any of the following:

(i)           any contract or agreement entered into since January 1, 2017 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person;

(ii)          any trust indenture, mortgage, promissory note, loan agreement, Mortgage Loan purchase agreement, or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where Company or any Company Subsidiary is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business;

(iii)         any contract or agreement limiting the freedom of Company or any Company Subsidiary to engage in any line of business or to compete with any other Person or prohibiting Company from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

(iv)          any contract or agreement with any Affiliate of Company or its Subsidiaries;

(v)           any agreement of guarantee, support or indemnification by Company or the Company Subsidiaries, assumption or endorsement by Company or the Company Subsidiaries of, or any similar commitment by Company or the Company Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

(vi)          any agreement under which a payment obligation in excess of $50,000 would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(vii)         any alliance, cooperation, joint venture, shareholders’ partnership or similar agreement involving a sharing of profits or losses relating to Company or any Company Subsidiary;

(viii)        any employment agreement with any employee or officer of Company or any Company Subsidiary;

(ix)           any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by Company or the Company Subsidiaries of more than $50,000;

(x)            any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to, any assets or properties, or any interest therein, of Company or the Company Subsidiaries, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company;

(xi)           any contract or agreement that contains any: (A) exclusive dealing obligation; (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees; (C) “most favored nation” or similar provision granted by Company or any Company Subsidiary; or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(xii)          any material contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

(xiii)         any contract under which Company or any Company Subsidiary will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the date hereof;

(xiv)         any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2020, as applicable, were in excess of $50,000;

(xv)          any contract or agreement with respect to the performance by Company or the Company Subsidiaries of Loan servicing with any outstanding obligations that are material to Company or any Company Subsidiary;

(xvi)         any contract or agreement that: (A) grants Company or one of its Subsidiaries any right to use any Intellectual Property (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software) and that provides for payments in excess of $50,000; (B) permits any third Person to use, enforce or register any Intellectual Property, including any license agreements, coexistence agreements and covenants not to use; or (C) restricts the right of Company or one of its Subsidiaries to use or register any Intellectual Property;

(xvii)        any contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the ordinary course of business with the former employees of Company or the Company Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(xviii)       any contract or agreement that involved or is expected to involve the payment of more than $50,000 by Company and the Company Subsidiaries in 2020 or 2021 (other than any such contracts which are terminable by Company or any Company Subsidiary on 60 days’ or less notice without any required payment or other conditions, other than the condition of notice); or

(xix)         any contract not listed above that is material to the financial condition, results of operations or business of Company or the Company Subsidiaries, including any contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in Section 3.14(a) of the Disclosure Schedule, is referred to herein as a “Material Contract.” Company has made available to Parent true, correct and complete copies of each Material Contract in effect as of the date hereof.

(b)         (i) Each Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto; (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has complied with or performed in all material respects all obligations required to be complied with or performed by it to-date under each Material Contract; (iii) neither Company nor any Company Subsidiary has Knowledge of, or has received notice of, any violation of any Material Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company or any Company Subsidiary; and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of Company or any Company Subsidiary or, to the Knowledge of Company, any other party thereto, under any such Material Contract.

3.15         Agreements with Regulatory Agencies. Neither Company nor any Company Subsidiary is subject to any cease-and-desist or other order or formal or informal enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that relates in any way to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Company Regulatory Agreement”), nor does Company have Knowledge of any pending or threatened regulatory investigation or other action by any Regulatory Agency or other Governmental Entity or that such Regulatory Agency or Governmental Entity is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

3.16         Investment Securities. Each of Company and the Company Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company or any Company Subsidiary and except for such defects in title or Liens that would not be material to Company and the Company Subsidiaries. Such securities are valued on the books of Company and the Company Subsidiaries in accordance with GAAP.

3.17         Derivative Instruments. Neither Company nor any Company Subsidiary has at any time entered into, engaged in, consummated or agreed to enter into, engage in or consummate any Derivative Transaction, whether for the account of Company or one of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18         Environmental Liability.

(a)         Each of Company and the Company Subsidiaries, the Owned Real Property, the Leased Premises, any real property owned, held or managed by Company or its Subsidiaries following foreclosure or the acceptance of a deed in lieu of foreclosure (“OREO”) and, to the Knowledge of Company, any property in which Company or any Company Subsidiary holds a security interest is, in each case, in compliance in all material respects with all Environmental Laws. Without limiting the foregoing, there has been no release, spill, emission, leaking, dumping, injection, pouring, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture of any Hazardous Substance that would reasonably be expected to result in any investigation, remediation or corrective action of any property or asset of, or form the basis of any claim against or liability of, Company or any Company Subsidiary, including with respect to any Owned Real Property, Leased Premises or OREO. Neither Company nor any Company Subsidiary is, nor will it be, deemed the owner or operator under any Environmental Law of any property in which Company or any Company Subsidiary holds a security interest that is or has been contaminated with, or has or has had any release of, any Hazardous Substance. There are no liabilities or obligations of or relating to Company or any Company Subsidiary, whether known or unknown, accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law or any Hazardous Substance, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation.

(b)         There are no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Company, threatened against Company or any Company Subsidiary, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations of any nature seeking to impose or that could reasonably be expected to result in the imposition, on Company or any Company Subsidiary, of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary.

(c)         Company is not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2017, assessing the presence of hazardous materials located on any property owned or leased by Company or any Company Subsidiary that is within the possession or control of Company and its Affiliates as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

3.19         Insurance. Company and the Company Subsidiaries are insured with insurers of recognized financial responsibility with respect to their assets and business against such risks and in such amounts as Company reasonably believes is adequate coverage against all material risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Company and the Company Subsidiaries. Section 3.19 of the Disclosure Schedule contains a list of all insurance policies applicable and available to Company and the Company Subsidiaries with respect to its business or that are otherwise maintained by or for Company or the Company Subsidiaries other than with respect to OREO (the “Company Policies”) and Company has provided true and complete copies of all such Company Policies to Parent. Except as set forth in Section 3.19 of the Disclosure Schedule or would not be material, individually or in the aggregate, to Company and the Company Subsidiaries, taken as a whole, there is no claim for coverage by Company or any Company Subsidiary pending under any of such Company Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Company Policies or in respect of which such underwriters have reserved their rights. Each Company Policy is in full force and effect and all premiums payable by Company or the Company Subsidiaries have been or will be timely paid, by Company or the Company Subsidiaries, as applicable. Neither Company nor any Company Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Company Policies.

3.20         Real Property.

(a)         Except as would not be material to Company, Company or one of its Subsidiaries: (i) has good and marketable title to all real property reflected in the Company Financial Statements as being owned by Company or one of its Subsidiaries, or acquired after the date thereof, other than OREO (“Owned Real Property”), free and clear of all Liens of any nature whatsoever, except for: (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established); (B) Liens for Taxes and other governmental charges and assessments not yet due and payable (or being contested in good faith and for which adequate reserves have been established in accordance with GAAP); (C) easements, rights of way, and restrictions, zoning ordinances and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair the business operations at such properties; (D) Liens of carriers, warehousemen, mechanics’ and materialmen and other like Liens arising in the ordinary course of business; and (E) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties ((A) through (E) collectively, “Permitted Encumbrances”); and (ii) (A) has good and marketable leasehold interests in all parcels of real property leased to Company reflected in the Company Financial Statements or acquired after the date thereof (the “Leased Premises”), free and clear of all Liens of any nature created by Company or any Company Subsidiary or, to the Knowledge of Company, any other Person, except for Permitted Encumbrances; and (B) is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the leases, subleases, license or other contracts (including all amendments, modifications and supplements thereto) (the “Real Property Leases”) except, with respect to clause (A) and (B), as set forth in Section 3.20(d) of the Disclosure Schedule. Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or to the Knowledge of Company is the subject of a pending or contemplated taking which has not been consummated).

(b)         Each of the Real Property Leases is valid and binding on Company or its applicable Subsidiary and is in full force and effect, and there exists no material default or event of default or event, occurrence, condition or act, with respect to Company or its Subsidiaries or, to the Knowledge of Company, with respect to the other parties thereto, and neither Company nor, to the Knowledge of Company, any other party thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or event of default thereunder.

(c)         Except as set forth in Section 3.20(d) of the Disclosure Schedule, no Person other than Company and the Company Subsidiaries has: (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property; or (ii) any right to use or occupy any portion of the Leased Premises.

(d)         Section 3.20(d) of the Disclosure Schedule contains a complete and accurate list of all real property interests leased or subleased by Company or Company Bank as landlord or sublandlord to any third-party tenants or subtenants (collectively, with all amendments, modifications and other supplements thereto, the “Real Property Landlord Leases”). Except as set forth on Section 3.20(d) of the Disclosure Schedule, each Real Property Landlord Lease is enforceable against Company or Company Bank, as applicable and, to the Knowledge of Company, the applicable tenants or subtenants, in accordance with its terms. Section 3.20(d) of the Disclosure Schedule contains a complete and accurate list of all Real Property Landlord Leases, including the address and square footage of such leased premises and the term, including any options to extend such term, of such Real Property Landlord Leases. Copies of the Real Property Landlord Leases have been made available to Parent. Neither Company nor Company Bank, as applicable, nor, to the Knowledge of Company, the applicable tenant or subtenant, is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Real Property Landlord Lease to which it is a party or bound under applicable Law, and each tenant’s use and occupancy of such leased premises complies in all respects with applicable Law, including all Environmental Laws. Each such Real Property Landlord Lease leasehold interest is valid, subsisting and in full force and effect.

3.21         Intellectual Property.

(a)         Company and the Company Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens (except for such Liens that do not materially affect the value or use thereof) all material Intellectual Property used or held for use by Company and the Company Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and the Company Subsidiaries. For the purposes of this Agreement, “Intellectual Property” means any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and, in each case, any applications therefore, mask works, net lists, technology, web sites, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

(b)         Neither Company nor any Company Subsidiary has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Company, neither Company nor any Company Subsidiary has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Company, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property. Neither Company nor any Company Subsidiary owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property.

3.22         Broker’s Fees. Except for Piper Sandler & Co., neither Company nor any Company Subsidiary has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.23         Loans.

(a)         Each written or oral loan, extension of credit (including overdrafts and commitments to extend credit), loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (including Loans held for resale to investors) (referred to together with all outstanding loans payable to Company or Company Bank, whether now existing or arising prior to the Effective Time, as the “Loans” and individually as a “Loan”) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Company and the Company Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), with all applicable regulatory guidelines and with all applicable Law, except for such exceptions as would not reasonably be expected to be, individually or in the aggregate, material to Company or the Company Subsidiaries.

(b)         All Loans to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Company or any Company Subsidiary, are and were originated in compliance in all material respects with all applicable Laws.

(c)         None of the agreements pursuant to which Company or any Company Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d)         Section 3.23(d) of the Disclosure Schedule identifies: (i) each Loan that as of May 31, 2021, had an outstanding balance or unfunded commitment and that as of such date: (A) was contractually past due 30 days or more in the payment of principal or interest; (B) was on non-accrual status; (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or the rules of any Regulatory Agency; (D) the interest rate terms had been reduced or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms; (E) a specific reserve allocation existed in connection therewith; (F) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40; (G) was a high-volatility commercial real estate loan; (H) had past due Taxes associated therewith; or (I) had been originated or serviced relying on an exception to, or otherwise out of compliance with, Company underwriting or servicing policies and applicable regulatory guidelines; and (ii) each asset of Company or any Company Subsidiary that as of June 30, 2021 had a book value of over $50,000 and that was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (i) above, Section 3.23(d) of the Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of June 30, 2021.

(e)         Each outstanding Loan: (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid Liens which have been perfected (including, if applicable, by the timely filing of UCC financing statements (and, if applicable, extensions thereof) or timely recording of deeds of trust or mortgages), except as may be limited by Remedies Exceptions, and the collateral for such Loan: (A) to the extent collateral is required to be insured, the collateral is so insured; and (B) has not been foreclosed upon, sold or transferred; and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to Remedies Exceptions. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Company and are complete and correct in all material respects.

(f)          Five Business Days prior to the Closing, the Company shall update and deliver to Parent Section 3.23 of the Disclosure Schedule to reflect any changes with respect to Loans, Loan information and disclosures as of the last day of the month immediately preceding the month in which Closing occurs. Solely for the purposes of any update to the Company Schedules pursuant this Section 3.23: (i) the term “Loans” shall include all loan agreements, notes or borrowing arrangements (including leases, credit enhancements and participations) payable to Bank as of the date of such update; and (ii) the words “as of the date hereof” or words of similar effect means the date of such update.

3.24         Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”)) reflected in the Company Financial Statements was, as of the date of each of the Company Financial Statements, at least sufficient to satisfy Company’s and Company Bank’s existing methodology for determining the adequacy of the ALLL and the standards established by the applicable Regulatory Agency, the Financial Accounting Standards Board and GAAP, and is adequate.

3.25         Related Party Transactions. Section 3.25 of the Disclosure Schedule identifies all agreements or arrangements between Company or any Company Subsidiary, on the one hand, and any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any Company Subsidiary) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries), on the other hand, and all agreements or arrangements pursuant to which any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any Company Subsidiary) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries) is a party and Company or any Company Subsidiary receives services or goods, including any such agreements or arrangements between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand (collectively, “Affiliate Transactions”). All Affiliate Transactions complied at the time of origination, and do currently comply, with Regulation W (12 C.F.R. Part 223).

3.26         Takeover Laws. The board of directors of Company has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law or any similar provisions of the Company Articles of Incorporation or Company Bylaws (any such Laws or provisions, “Takeover Statutes”).

3.27         Company Information. None of the information supplied or to be supplied by Company for inclusion in the Registration Statement, the Proxy Statement, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Registration Statement becomes effective, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of Company and at the time Company shareholders vote on the matters constituting the Requisite Shareholder Approval, and at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Company in this Section 3.27 with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion in the Registration Statement or the Proxy Statement or such other applications, notifications or other documents.

3.28         Opinion of Financial Advisor. Company has received the opinion of Piper Sandler & Co., financial advisor to Company, to the effect that, as of the date of such opinion, the Aggregate Merger Consideration to be received in the Merger by the holders of Company Common Stock is fair, from a financial point of view, to such holders. Company has obtained the authorization of Piper Sandler & Co. to include a copy of such opinion in the Proxy Statement.

3.29         Origination Matters.

(a)         Since January 1, 2017, Company Bank has been in material compliance with all Applicable Requirements governing it, its assets and its conduct of business with respect to Mortgage Loans. Company Bank has timely filed all material reports that any Investor, Insurer or other third party requires that it file with respect to its business with respect to Mortgage Loans, and each such report was true and correct. Company Bank has not done or caused to be done, or failed or omitted to do any act, the effect of which would invalidate or impair: (i) any private Mortgage insurance or commitment to insure by any private Mortgage Insurer; (ii) any title insurance policy; (iii) any hazard insurance policy; (iv) any flood insurance policy; (v) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by a private Mortgage Insurer; or (vi) any surety or guaranty agreement, in each case applicable to Mortgage Loans.

(b)         No Governmental Entity, Investor or Insurer has: (i) asserted that Company Bank has violated or has not complied with the representations, warranties or covenants applicable with respect to, or that Company Bank could be required to repurchase, any: (A) Sold Mortgage Loans originated or purchased and subsequently sold, in each case, since January 1, 2017; or (B) sale of Mortgage servicing rights to an Investor; or (ii) imposed restrictions on the activities (including commitment authority) of Company Bank.

(c)         Since January 1, 2017, no Governmental Entity, Investor or Insurer has indicated to Company Bank that it has terminated, or intends to terminate, its relationship with Company Bank for performance, Loan quality or concern with respect to Company Bank’s compliance with applicable Law or that Company Bank is in default with respect to any Applicable Requirements.

(d)         Each Mortgage Loan was underwritten in accordance with all Applicable Requirements, and all prior transfers, if any, of each Mortgage Loan have been, and the transactions herein contemplated are, in material compliance with all Applicable Requirements. Each Mortgage Note and the related Mortgage are in material compliance with all Applicable Requirements.

(e)         Each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a valid first Lien or subordinated Lien on the related property, in each case, on such forms and with such terms as comply with all Applicable Requirements. Since January 1, 2017, no Mortgage Loan (including any Paid Off Loan or Sold Mortgage Loan) has been subject to any rights of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or the Mortgage unenforceable by Company Bank, in whole or in part, or subject to any right of rescission (except any Mortgage Loans held for sale by Company Bank which are closed but not funded), set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto. For purposes of this Section 3.30(e), references to Mortgage Notes shall be deemed to include Mortgage Notes in respect of Paid Off Loans.

(f)          With respect to each Mortgage Loan, the related original Mortgage has been recorded or is in the process of being recorded in the appropriate jurisdictions wherein such recordation is required to perfect the Lien thereof.

(g)         Company Bank does not, nor has it at any time, serviced any Mortgage Loan originated by it or any Mortgage or similar Loan originated by its Affiliate or any third party, and Company Bank is not party to any contract that has, does or could provide for Company Bank’s servicing of any Mortgage Loan.

(h)         There has been no fraudulent action or omission on the part of the originator of any Mortgage Loan or Pipeline Loan or parties acting on behalf of such originator in connection with the origination of any Mortgage Loan or Pipeline Loan or the application of any insurance proceeds with respect to a Mortgage Loan mortgaged property for which Bank is responsible to the applicable Investor or Insurer or otherwise bears the risk of loss.

(i)            Except for customary industry standards for indemnification and repurchase remedies in connection with agreements for the sale or servicing of Mortgage Loans, Company Bank is not now, nor has it been since January 1, 2017, subject to any material fine, suspension, settlement or other agreement or administrative agreement or sanction by, or any obligation to indemnify, a Governmental Entity, an Insurer or an Investor, relating to the origination, sale or servicing of Mortgage Loans.

3.30         Pipeline Loans; Mortgage Loans Held for Sale; Hedging Arrangements.

(a)            Section 3.30(a) of the Disclosure Schedule sets forth a list and description of all Pipeline Loans as of the date of this Agreement, which list is kept in accordance with Company Bank’s past practice and which description includes, with respect to each Pipeline Loan: (i) the loan number of the Pipeline Loan; (ii) the immediately anticipated principal balance of the Pipeline Loan; (iii) the interest rate (for Locked Pipeline Loans only); (iii) the product type; (iv) the city and state in which the residential property securing such Pipeline Loan is located; (v) if known, the closing date; (vi) whether the Pipeline Loan has been approved by Company Bank and the applicable Investor; and (vii) whether the Pipeline Loan constitutes a Locked Pipeline Loan or an Unlocked Pipeline Loan. Company shall update Section 3.30(a) of the Disclosure Schedule as of the Closing Date the information in items (i) through (vii) of this Section 3.30(a) with regard to the Pipeline Loans of Company Bank.

(b)            Section 3.30(b) of the Disclosure Schedule sets forth a list and description of all Mortgage Loans held for sale by Company Bank, which description includes, with respect to each Mortgage Loan: (i) the loan number of the Mortgage Loan; (ii) the principal balance of the Mortgage Loan; (iii) the interest rate; (iv) the product type; (v) the Investor for the Mortgage Loan; (vi) the remaining amortization; (vii) the origination date; (viii) the maturity date; (ix) the applicable Mortgage insurance, if any; (x) the guarantor, if any; (xi) the city and state in which the residential property securing the Mortgage Loan is located; and (xii) the anticipated date on which an Investor is expected to purchase such Mortgage Loan. Company shall update Section 3.30(b) of the Disclosure Schedule as of the Closing Date to disclose the information in items (i) through (xii) of this Section 3.30(b) with regard to the Mortgage Loans of Company Bank held for sale.

(c)            All interest rate locks on Locked Pipeline Loans have been conducted and managed in Company Bank’s ordinary course of business consistent with past practice and customary Mortgage banking practices.

(d)            Company Bank does not conduct or manage hedging arrangements on the Mortgage Loans.

(e)            No Pipeline Loan was previously rejected for purchase by any Investor or for insurance by any Insurer.

(f)            Company Bank is approved by and is in good standing by the Department of Veterans Affairs to originate and service VA loans. Company Bank is also approved and acts as a supervised mortgagee by the HUD to originate and service Title I FHA Mortgage loans, as a GNMA I and II Issuer by the Government National Mortgage Association, and as a seller/servicer by Fannie Mae and the Federal Home Loan Mortgage Corporation to originate and service conventional residential Mortgage loans.

(g)            Company Bank has not received any notice that any Governmental Entity proposes to limit or terminate the underwriting authority of Company Bank or to increase the guarantee fees payable to any such Governmental Entity.

3.31         Debentures. The Company issued and sold $3,593,000 of principal amount 6% Quarterly Debentures (“Debentures”). The Company’s obligation to make the payments and the amounts thereof are set forth in the Debentures. Company has not issued any class of capital shares either pari passu or senior to the Debentures. All Debentures are pari passu to Company’s trade accounts payable arising in the ordinary course of business. The issuance of the Debentures was completed in compliance with all applicable Laws, including the Securities Act. Since the issuance of the Debentures, Company has not deferred or attempted to defer interest payments on the Debentures. The Debentures are held of record by the Persons set forth on Section 3.31 of the Disclosure Schedule.

3.32         Trust Business.

(a)            In performing services for its clients, neither Company nor Company Bank nor any of their respective directors, officers or employees has taken any actions or performed any services that would require either of them to be regulated by or registered under the broker-dealer rules or regulations of any Governmental Entity.

(b)            Company Bank: (i) has been duly appointed to all fiduciary or representative capacities it holds with respect to the trusts, executorships, administrations, guardianships, conservatorships, and other fiduciary representative capacities administered or otherwise held by Company Bank (“Trust Business”), and all such appointments are currently in effect; and (ii) has obtained all governmental authorizations necessary for the conduct of its Trust Business in compliance with applicable Law and all such governmental authorizations are currently in effect. Company Bank has properly administered all of its Client accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in each case, in compliance with all applicable Laws and in accordance with the terms of the governing documents delivered to Company Bank with respect thereto. None of Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such account, and the accountings for each such account are true and correct and accurately reflect the assets and results of such account.

(c)           With respect to each Client Contract:

(i)            Such Client Contract is on one of the forms that is substantially the same as attached hereto in Section 3.32(c)(i) of the Disclosure Schedule and does not deviate from such form in any material respect. Company Bank has made available to Parent copies of the forms of all such Client Contracts.

(ii)            Such Client Contract is in full force and effect and constitutes a legal, valid, and binding agreement of Company Bank, enforceable against such party in accordance with its terms, and Company has no Knowledge of any event or circumstance which has occurred, or is likely to occur, which could cause such Client Contract not to be valid, binding and enforceable in accordance with its terms against the Client or not to be in full force and effect, in each case subject to Remedies Exceptions.

(iii)            Neither Company Bank nor, to the Knowledge of Company, any other party thereto, is in breach of or in default under, any Client Contract, and Company has no any Knowledge of any event which has occurred or is likely to occur which, with notice or lapse of time, or both, could constitute a material breach of or default under, or permit a termination, modification, or acceleration of, any Client Contract.

(i)            No Client party to a Client Contract has provided written notice to Company or Company Bank that it intends to terminate such Client Contract, and Company has no Knowledge that any Client presently intends to provide such a notice.

3.33         No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedules), none of Company, Company Bank or any other Person makes any other representation or warranty on behalf of the Company or Company Bank. Company and Company Bank acknowledge and agree that Parent and Parent Bank have not made and are not making, and Company and Company Bank have not relied upon, any express or implied representation or warranty other than those contained Article IV.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as (A) disclosed in the correspondingly enumerated section or subsection of the disclosure schedule of Parent delivered herewith (the “Parent Disclosure Schedule”) (provided, that each exception set forth on any such Disclosure Schedule shall be deemed to qualify such other representation and warranty only to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without the need to examine underlying documentation and notwithstanding the absence of a specific cross-reference)); or (B) disclosed in any Parent SEC Reports filed or furnished prior to the Effective Time (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to Company as follows:

4.1           Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Colorado. Parent has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Parent Material Adverse Effect. True and complete copies of Parent’s articles of incorporation and Parent’s bylaws, as in effect as of the date of this Agreement, have previously been furnished or made available by Parent to Company. Parent is not in violation of any of the provisions of its articles of incorporation or bylaws, each as amended. Parent Bank is a corporation duly organized, validly existing and in good standing under the Laws of Colorado, is a Colorado state chartered bank and has all requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted.

4.2           Capitalization. The authorized capital stock of Parent consists of 90,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the date of this Agreement, there are: (a) 7,994,832 shares of Parent Common Stock issued and outstanding; and (b) no shares of Parent Preferred Stock issued and outstanding; and no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Parent may vote are issued or outstanding. There are no outstanding subscriptions, options, stock appreciation rights, warrants, restricted stock units, phantom units, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, rights, exchangeable or convertible securities, or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Parent, or otherwise obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

4.3           Authority; Delivery, Enforceability; No Violation.

(a)            Parent has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by all necessary corporate action on the part of Parent. No other corporate proceedings (including any approvals of Parent’s shareholders) on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby.

(b)            This Agreement has been duly and validly executed and delivered by Parent.

(c)            Assuming due authorization, execution and delivery by Company, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by Remedies Exceptions.

(d)            Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will: (i) violate any provision of Parent’s articles of incorporation or bylaws; or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained and made: (A) violate any Law, judgment, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to have a Parent Material Adverse Effect.

4.4           Consents and Approvals. Except for: (a) the filing of any required applications, filings or notices with: (i) the Federal Reserve; (ii) the Federal Deposit Insurance Corporation; (iii) the Wyoming Division of Banking; and (iv) the Colorado Division of Banking, and approval of, waiver or non-objection to such applications, filings and notices; (b) the filing of the Articles of Merger and the Statement of Merger with the Secretary of State of Wyoming and the Secretary of State of Colorado pursuant to the WBCA and CBCA; (c) the filing of the Bank Merger Certificates; and (d) the consents, approvals, authorizations, filings or registrations set forth in Section 4.4 of the Parent Disclosure Schedule, and the expiration or termination of any waiting periods thereunder, no notices to, consents approvals or non-objections of, waivers or authorizations by or applications, filings or registrations with any Governmental Entity, or of or with any third party, are required to be made or obtained by Parent or any of its Subsidiaries in connection with: (i) the execution and delivery by Parent of this Agreement; or (ii) the consummation by Parent of the transactions contemplated hereby, except for such notices, consents, approvals, non-objections, waivers, authorizations, filings or registrations that would not reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, Parent has no knowledge why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement would not be obtained on a timely basis.

4.5           Reports. Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all Reports with: (a) the Federal Reserve; (b) the Colorado Division of Banking; (c) the Federal Deposit Insurance Corporation; and (d) any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over Parent and each of its Subsidiaries (the agencies and authorities identified in clauses (a) through (d), inclusive, are, collectively, the “Parent Regulatory Agencies”, and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Parent Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole. Any such Report regarding Parent filed with or otherwise submitted to any Parent Regulatory Agency, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content.

4.6           Financial Statements.

(a)            Parent has previously made available to Company a copy of its Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC, which contains Parent’s audited balance sheet as of December 31, 2020 and 2019, and the related statements of income and statements of changes in shareholders’ equity and cash flow for the years ended December 31, 2020, 2019 and 2018 (the “Parent Financial Statements”). The Parent Financial Statements fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries as of the respective dates or for the respective periods therein set forth. and have been prepared in accordance with either GAAP or regulatory accepted accounting procedures pursuant to regulatory requirements, as applicable, consistently applied during the periods involved.

(b)            Parent maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Parent and its Subsidiaries. Parent has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2017, Parent has not experienced or effected any material change in internal control over financial reporting.

(c)            The books and records kept by Parent and any of its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements.

4.7           Absence of Certain Changes or Events. Since the date of Parent’s last audited balance sheet:

(a)            There has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect on Parent.

(b)            Parent and the Parent Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

4.8           Legal Proceedings. Neither Parent nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect. There is no injunction, order, judgment or decree imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect.

4.9           Compliance with Applicable Law. (a) Parent and each of its Subsidiaries and each of their employees hold, and at all times since December 31, 2016, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and properties, rights and assets under and pursuant to each, (b) Parent and each of its Subsidiaries are and have been in material compliance with, and are not and have not been in material violation of, any applicable Law, and (c) neither Parent nor any of its Subsidiaries has knowledge of, or has received notice of, any material violations of any licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties or any applicable Law.

4.10         Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc. a Stifel Company, neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.11         Financial Ability. Parent will have as of the Closing Date sufficient funds available for it to pay the Aggregate Merger Consideration as contemplated hereby and to satisfy all of its other obligations under this Agreement.

4.12         SEC Reporting Obligations. Parent has, since July 18, 2018, filed all registration statements, prospectuses, reports, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, including exhibits and all other information incorporated by reference, that it was required to file with the SEC the “Parent SEC Reports.” As of their respective dates, each of such reports and statements (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Parent, none of the Parent SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Reports.

4.13         NASDAQ. Parent is in compliance in all material respects with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

4.14         Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or formal or informal enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any Parent Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that relates in any way to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor does Parent have knowledge of any pending or threatened regulatory investigation or other action by any Parent Regulatory Agency or other Governmental Entity or that such Parent Regulatory Agency or Governmental Entity is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.17         No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Disclosure Schedules), none of Parent, any Subsidiary of Parent or any other Person makes any other representation or warranty on behalf of the Parent or any Subsidiary of Parent. Parent and Parent Bank acknowledge and agree that Company and Company Bank have not made and are not making, and Parent and Parent Bank have not relied upon, any express or implied representation or warranty other than those contained Article III.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Business of Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned, or delayed), Company shall, and shall cause each of its Subsidiaries to: (a) conduct its business in the usual, regular and ordinary course consistent with past practice; (b) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Governmental Entities and its current relationships with its customers, regulators, employees and other Persons with which it has business or other relationships; (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; (d) comply in all material respects with all applicable Law; (e) perform in all material respects under each of the Material Contracts set forth in Section 3.14(a) of the Disclosure Schedule; and (f) maintain and keep its properties in as satisfactory repair and condition as presently maintained, except for obsolete properties and for deterioration due to ordinary wear and tear.

5.2           Forbearances of Company. In furtherance and not in limitation of Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Disclosure Schedule or as expressly contemplated or required by this Agreement or applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed under clauses (e), (l), (r), (s) or (aa) below);

(a)            (i) create or incur any indebtedness for borrowed money (other than acceptance of deposits, FHLB advances, purchases of federal funds, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business with prices, terms and conditions consistent with past practice); or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (ii), in connection with presentation of items for collection (i.e., personal or business checks) in the ordinary course of business consistent with past practice;

(b)            (i) adjust, split, combine or reclassify any of its capital stock; (ii) make, declare, pay or set a record date for any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its capital stock or other equity or voting securities, or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any of its capital stock or other equity or voting securities, except for any dividends paid by Company Bank to Company; (iii) issue, grant, sell, transfer, encumber or otherwise permit to become outstanding, or authorize the issuance of, any additional capital stock or securities convertible or exchangeable into, or exercisable for, its capital stock or any equity-based awards or interests or other rights of any kind to acquire its capital stock; or (iv) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other securities;

(c)            (i) except for sales of securities permitted by Section 5.2(k) or sales in the ordinary course of business consistent with past practice, sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a book value of greater than to any Person other than a direct or indirect wholly owned Company Subsidiary; or (ii) cancel, release or assign any indebtedness to any such Person or any claims held by any such Person;

(d)            acquire direct or indirect control over any business or Corporate Entity, whether by stock purchase, merger, consolidation or otherwise or make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except, in either case, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of Company;

(e)            except as required under applicable Law or the terms of any Company Benefit Plan as in effect on the date hereof or as set forth in Section 5.2(e) of the Disclosure Schedule: (i) enter into, adopt, amend or terminate any Company Benefit Plan or employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or any Company Subsidiary that would be a Company Benefit Plan if in effect on the date hereof; (ii) grant any rights to severance, retention or change in control compensation to any current or former employee, officer, director or consultant of Company or any Company Subsidiary; (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant of Company or any Company Subsidiary in an amount in excess of 4%; (iv) grant or accelerate the vesting of any equity or equity-based awards for the benefit of any current or former employee, officer, director or consultant of Company or any Company Subsidiary; (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to Company or any Company Subsidiary; (vi) provide any funding for any rabbi trust or similar arrangement; or (vii) hire or terminate the employment (other than for cause) of any employee of Company or any Company Subsidiary who has or would have a base salary or annualized base wage rate greater than $75,000;

(f)            commence, settle or compromise any litigation, claim, suit, action or proceeding, except for: (i) settlements: (A) involving only monetary remedies with a value not in excess of $50,000, with respect to any individual litigation, claim, suit, action or proceeding or $100,000, in the aggregate; and (B) that does not involve or create an adverse precedent for any litigation, claim, suit action or proceeding that is reasonably likely to be material to Company and the Company Subsidiaries taken as a whole (or following the Closing, Parent and its Subsidiaries taken as a whole); and (ii) the commencement of any litigation, claim, suit action or proceeding (including actions of repossession, replevin, quiet title and foreclosure with respect to real or personal property) in the ordinary course of business consistent with past practice;

(g)            (i) agree or consent to the issuance of any injunction, decree, order or judgment restricting or adversely affecting its business or operations; or (ii) waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(h)            (i) make any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP as concurred by Company’s independent auditors or in regulatory accounting principles as concurred by Company’s regulators; or (ii) except as may be required by GAAP or by Company’s independent auditors or regulators, regulatory accounting principles or and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i)            (i) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or revoke any material Tax election; (iii) file any material amended Tax Return; (iv) settle or compromise any material liability for Taxes; (v) enter into any closing agreement or apply to any Governmental Entity for any ruling in respect of Taxes; or (vi) surrender any right to claim a refund of a material amount of Taxes;

(j)            amend its articles of incorporation, bylaws or comparable organizational documents, or otherwise take any action to exempt any Person from any provision of its articles of incorporation, bylaws or comparable organizational documents, or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination (other than with respect to consolidations, mergers, share exchanges, reorganizations or similar business combinations solely involving its wholly owned Subsidiaries);

(k)            restructure or change its investment securities portfolio or its gap position through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage-related securities which would be considered “high risk” securities under applicable regulatory pronouncements, it being understood that the foregoing does not prohibit the reinvestment of the proceeds from amortization or maturity of investment securities into investment securities of the type currently held in Company’s investment securities portfolio or that do not otherwise alter the risk profile of such portfolio in any material way;

(l)            enter into, modify, amend or terminate any material contract which obligates Company to make or entitles Company to receive payments in excess of $50,000, other than in the ordinary course of business consistent with past practice or pursuant to the terms of such contracts;

(m)           change in any material respect the credit policies and collateral eligibility requirements and standards of Company except as required by applicable Law, regulation or polices imposed by any Governmental Entity;

(n)            permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of Company or any Company Subsidiary, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Company or any Company Subsidiary;

(o)            except as required by applicable Law, regulation or policies imposed by any Governmental Entity, enter into any new line of business;

(p)            change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans, except as required by any Law or a Governmental Entity;

(q)            make, or commit to make, any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(r)            For all Loans other than Specialty Lending Loans and Loans approved by Company and committed to prior to the date hereof and set forth in Section 5.2(r) of the Disclosure Schedule, (i) make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan relationship aggregating in excess of (A) $100,000 with respect to any partially or wholly-unsecured Loan; and (B) $750,000 with respect to any fully-secured Loan; or (ii) amend or modify in any material respect any existing Loan relationship or Loan referenced in clause (i) above (including in any manner that would result in any additional extension of credit or principal forgiveness, or effect any uncompensated release of collateral (i.e., at a value below the fair market value thereof as determined by the Company), without, in each case, previously notifying and consulting with Parent (through Parent’s Chief Credit Officer, Chief Executive Officer or such other representative as may be designated in writing by Parent), including providing Parent (at least three Business Days prior to making, acquiring, renewing, amending or modifying any Loan or issuing any commitment with respect thereto) with a copy of the Loan underwriting analysis and credit memorandum with respect thereto and the basis of the credit decision of Company or Company Bank;

(s)            For all Specialty Lending Loans other than Specialty Lending Loans approved by Company and committed to prior to the date hereof and set forth in Section 5.2(s) of the Disclosure Schedule, (i) make or acquire any Specialty Lending Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Specialty Lending Loan relationship, or (ii) amend or modify in any material respect any existing Specialty Lending Loan relationship or Specialty Lending Loan (including in any manner that would result in any additional extension of credit or principal forgiveness, or effect any uncompensated release of collateral (i.e., at a value below the fair market value thereof as determined by the Company), without, in each case, previously notifying and consulting with Parent (through Parent’s Chief Credit Officer, Chief Executive Officer or such other representative as may be designated in writing by Parent), including providing Parent (at least three Business Days prior to making, acquiring, renewing, amending or modifying any Specialty Lending Loan or issuing any commitment with respect thereto) with a copy of the Specialty Lending Loan underwriting analysis and credit memorandum with respect thereto and the basis of the credit decision of Company or Company Bank.

(t)             open or close any branch office (or file any application to do so), or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(u)            foreclose upon or otherwise acquire any commercial real property prior to receipt of a Phase I environmental review thereof;

(v)            establish any new Subsidiary;

(w)           fail to take any action that is required by any Company Regulatory Agreement;

(x)            take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

(y)            other than ordinary course retail banking transactions, enter into, modify, amend or terminate any agreement or arrangement directly or indirectly between Company or any Company Subsidiary, on the one hand, and any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any Company Subsidiary) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries), on the other hand, including any such agreement or arrangement pursuant to which Company or any Company Subsidiary receives services or goods;

(z)            reduce the ALLL through negative provision;

(aa)         book or accept any brokered deposit (as defined in 12 C.F.R. 337.6(a)(2));

(bb)         charge-off any Loan or other extension of credit having an outstanding principal amount greater than $50,000 prior to consulting with Parent as to the amount of such charge-off;

(cc)         prepay any indebtedness or similar arrangement so as to cause Company or Company Bank to incur any prepayment penalty with respect thereto;

(dd)         fail to maintain in full force and effect any insurance policy, in each case on substantially the same terms as in effect on the date hereof;

(ee)          take any action or omit to take any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(ff)           agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2, or adopt any resolutions of the board of directors of Company in support of, any of the actions prohibited by this Section 5.2.

Article VI
ADDITIONAL AGREEMENTS

6.1           Regulatory Matters.

(a)            Each of Parent and Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to: (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby (including the Merger and the Bank Merger), including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated hereby; and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file as promptly as practicable after the date hereof, but in any event within 45 days after the date of this Agreement, all necessary documentation, and effect all applications, notices, petitions and filings to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals; provided, however, in no event shall either party be obligated to provide to the other party any confidential portions of such documentation prepared to effect any applications, notices, petitions or filings with respect to any Regulatory Approval. Each of Parent and Company shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement.

(b)            Subject to applicable Laws relating to the exchange of information, Parent and Company shall, upon request, furnish each other with all information concerning Parent, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Parent and Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(c)            Subject to applicable Law (including applicable Laws relating to the exchange of information), Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law: (i) each of Parent and Company shall promptly furnish the other with copies of the non-confidential portions of notices or other communications received by it or Company Bank (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement; and (ii) each of Parent and Company shall provide the other a reasonable opportunity to review in advance any proposed non-confidential written communication to, including any filings with, any Governmental Entity, in each case subject to applicable Laws relating to the exchange of information. Any such disclosures may be made on an outside counsel-only basis to the extent required under applicable Law.

(d)            Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require any party hereto to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any Regulatory Approval that would: (i) reasonably be expected to be materially burdensome on, or impair in any material respect the benefits of the transactions contemplated by this Agreement to Parent or Company; (ii) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Parent or any of its Subsidiaries; (iii) require any Person other than Parent to guaranty, support or maintain the capital of Parent Bank or the Surviving Corporation, as applicable, after the Closing Date; (iv) cause any Person other than the Surviving Corporation to be deemed to control Parent Bank or Company Bank after the Closing Date; or (v) require any contribution of capital to Company, Company Bank or Parent Bank at the Closing (any of the foregoing, a “Burdensome Condition”); provided, however, that the following shall not be deemed to be included in the preceding list and shall not be deemed a “Burdensome Condition”: any restraint, limitation, term, requirement, provision or condition that applies generally to financial holding companies and banks as provided by applicable Law or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.

6.2            Access to Information.

(a)            Subject to the Confidentiality Agreement, Company agrees to provide Parent and its Representatives, from time to time prior to the Effective Time, such information as Parent shall reasonably request with respect to Company and Company Bank and their respective businesses, financial conditions and operations, including for purposes of preparing the Registration Statement, and such access to the properties, books and records and personnel of Company and the Company Subsidiaries as Parent shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or the Company Subsidiaries; provided that Company shall not be required to (or to cause any of its Subsidiaries to) provide such information or access to the extent that doing so would violate applicable Law or any contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege, in which case the parties will use their reasonable best efforts to make appropriate substitute disclosure arrangements.

(b)            Parent and Company shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(c)            From and after the date hereof, Company shall provide Parent with an unaudited balance sheet for Company as soon as reasonably practical and consistent with its past practices after the end of each calendar month but in any event within ten Business Days of the end of such month (an “Unaudited Monthly Financial Statement”). Any Unaudited Monthly Financial Statement shall: (i) be prepared from, and in accordance with, the books and records of Company and the Company Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, and consolidated financial position of Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) comply as to form in all material respects with applicable accounting requirements; (iv) be prepared in accordance with GAAP consistently applied during the periods involved; and (v) be prepared in a manner consistent with the methodologies, assumptions, policies and practices used in the preparation of the Recent Company Balance Sheet.

(d)            Company shall, and shall cause Company’s independent auditor to, cooperate with Parent in connection with the preparation of financial statements, if any, of Company and pro forma financial statements that Parent may file with the SEC.

6.3           Shareholder Approval.

(a)            Company shall mail to its shareholders as promptly as reasonably practicable, but in no event later than five days after the date that the Registration Statement becomes effective, the Proxy Statement and all other customary proxy or other materials for meetings such as the Company Shareholders Meeting and, to the extent required by applicable Law, as promptly as reasonably practicable prepare and distribute to Company shareholders any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting.

(b)            Subject to Section 8.1, Company shall take all action necessary in accordance with the WBCA and the Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable, but in no event later than 45 days after the date that the Registration Statement becomes effective, for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Company Shareholders Meeting”), and, except in the case of a Company Adverse Recommendation Change pursuant to Section 6.8(f), shall solicit, and use its reasonable best efforts to obtain, the Requisite Shareholder Approval thereat and shall include the Company Board Recommendation in the Proxy Statement. Company agrees that, unless this Agreement is terminated pursuant to Section 8.1(f), its obligations pursuant to this Section 6.3(b) to convene and hold the Company Shareholders Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Company Takeover Proposal or by the effecting of a Company Adverse Recommendation Change.

(c)            Company shall cooperate with and keep Parent informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its shareholders. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Shareholders Meeting: (i) to the extent required by applicable Law; (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting; or (iii) with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned). In addition, if at any time following the dissemination of the Proxy Statement, either Company or Parent reasonably determines in good faith that the Requisite Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting, then on a single occasion and prior to the vote contemplated having been taken, each of Company and Parent shall have the right to require a single adjournment or postponement of the Company Shareholders Meeting; provided, that no such adjournments or postponements shall delay the Company Shareholders Meeting by more than 30 days from the originally scheduled date. During any such period of adjournment or postponement, Company shall continue in all respects to comply with its obligations under this Section 6.3 and Section 6.8. Except as set forth in this Section 6.3, Company shall not have any obligation to postpone or adjourn the Company Shareholders Meeting.

6.4            Public Disclosure. The parties hereto agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Parent and Company except as otherwise required by applicable Law, the rules of NASDAQ or in connection with the regulatory application process. Thereafter, each of the parties agrees that no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable Law or the rules or regulations of any applicable Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.5            Employee Benefit Matters.

(a)            To the extent that an employee of Company and the Company Subsidiaries immediately prior to the Closing (collectively, the “Covered Employees”) becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or the Company Subsidiaries) following the Closing, Parent shall cause such employee benefit plan to recognize the service of such Covered Employee with Company or the Company Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not: (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service; (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan; or (iii) apply for purposes of any plan, program or arrangement: (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service; or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care plan of Parent or any of its Subsidiaries (other than Company and the Company Subsidiaries) in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, Parent shall make commercially reasonable efforts to cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan (excluding any Company Benefit Plan) to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time.

(b)            Parent shall provide (or cause to be provided) to each Covered Employee whose employment with Parent or Parent Bank is terminated by Parent on the Closing Date or at any time within 180 days thereafter, severance benefits that are no less favorable than those described in Section 6.5(b) of the Parent Disclosure Schedule consistent with Parent’s standard practices; provided, however, such severance benefits shall not be available to any Covered Employee that terminates his or her own employment voluntarily (unless such termination is the result of a constructive termination), whose employment is terminated by Parent or Parent Bank for “cause,” or who is entitled to severance or similar benefits through any other agreement, plan or Company Benefit Plan. For purposes of this Section 6.5(b), the following shall constitute a “constructive termination”: (i) any reduction in a Covered Employee’s base compensation by fifteen percent (15%) or more; or (ii) any requirement that a Covered Employee relocate from their current place of employment to a new place of employment that is sixty (60) miles or more from such current place of employment; provided, however, a “constructive termination” shall not apply to any Covered Employee who is a party to an employment or similar agreement with Company, Company Bank, Parent or Parent Bank.

(c)            Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to: (i) establish, amend or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, Company and the Company Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with the Parent or any of its Subsidiaries (including, following the Closing Date, Company and the Company Subsidiaries), or constitute or create an employment agreement with any employee.

6.6            Additional Agreements. Subject to the terms and conditions of this Agreement, each of Company and Parent agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger and the Bank Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Company Subsidiary, on the other) or to vest the Surviving Corporation or Parent with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

6.7            Indemnification; Directors’ and Officers’ Insurance.

(a)            For six years after the Effective Time, Parent shall indemnify and hold harmless each present and former director and officer of Company or any Company Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement (subject to the prior consent of Parent) or liabilities incurred in connection with any actions, suits, claims or proceedings, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including the Merger and all transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Company or any Company Subsidiary, as the case may be, would have been permitted under their respective organizational documents in effect on the date of this Agreement subject to limitations imposed by applicable Law to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law); provided, the Person to whom such expenses are advanced provides an undertaking to Parent to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b)            Prior to the Effective Time, Parent shall obtain, or Company shall obtain at Parent’s expense, an extended reporting period (otherwise known as “tail coverage”) policy with respect to all liability insurance policies of Company and Company Bank existing as of the date hereof and for which tail insurance is available, for a period of six years from the Effective Time, including a single-premium prepaid “tail” directors’ and officers’ liability insurance policies covering the period of six years from the Effective Time with respect to acts or omissions occurring at or prior to the Effective Time (the “Tail Policy”); provided, however, in no event will Parent be required to expend an annual premium in excess of 250% of the last annual premium paid by Company for such insurance prior to the date of this Agreement (the “Maximum Premium”) Subject to this Section 6.7(b), Parent shall pay the premium for the Tail Policy, and the Tail Policy shall be effective as of the Effective Time and shall provide for policy limits, terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) at least as favorable in the aggregate to the directors and officers covered under such insurance policies as the policy limits, terms, conditions, retentions and levels of coverage in the existing policies of Company and Company Bank; provided, however, that if Parent or Company, if applicable, is unable to maintain or obtain the Tail Policy called for by this Section 6.7(b), Parent shall obtain, or Company shall obtain at Parent’s expense, as much comparable insurance as is available at a cost in the aggregate for such six-year period up to the Maximum Premium; provided, further, that officers and directors of Company and Company Bank may be required to make application and provide customary representations and warranties to Company and Company Bank’s insurance carrier for the purpose of obtaining such Tail Policy. The Tail Policy shall be subject to Parent’s review and approval, in Parent’s reasonable discretion.

(c)            The provisions of this Section 6.7 are intended to be for the benefit of and shall be enforceable by, each present and former director and officer of Company or any Company Subsidiary.

6.8            No Solicitation.

(a)            Except as expressly permitted by this Section 6.8, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, Company shall, and shall cause each of its Affiliates and its and their respective officers, directors, employees and agents, and shall use reasonable best efforts to cause each of its financial advisors, investment bankers, attorneys, accountants and other representatives (collectively with its Affiliates and its and their respective officers, directors, employees and agents, “Representatives”) to: (i) immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal; and (ii) not, directly or indirectly: (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal; (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal; or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal.

(b)            Company shall, and shall cause its Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of Company or its Affiliates in the possession of such Person or its Representatives. Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under: (i) any standstill provision in any agreement to which Company or any of its Affiliates is a party; or (ii) any confidentiality provision in any agreement to which Company or any of its Affiliates is a party. Company shall, and shall cause its Affiliates to, enforce the confidentiality and standstill provisions of any such agreement, and Company shall, and shall cause its Affiliates to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions.

(c)            Notwithstanding anything to the contrary contained in Section 6.8(a), if at any time after the date of this Agreement and prior to obtaining the Requisite Shareholder Approval, Company or any of its Representatives, receives a bona fide, unsolicited written Company Takeover Proposal from any Person that did not result from Company’s, its Affiliates’ or their respective Representatives’ breach of Section 6.8, and if the board of directors of Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then Company and its Representatives may: (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Company and the Company Subsidiaries to the Person who has made such Company Takeover Proposal and its Representatives; provided, that Company shall concurrently with the delivery to such Person provide to Parent any non-public information concerning Company or any Company Subsidiary that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided to Parent; and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. Company shall promptly (and in any event within one Business Day) notify Parent if Company furnishes non-public information or enters into discussions or negotiations as provided in this Section 6.8(c).

(d)            Company shall promptly (and in no event later than one Business Days after receipt) notify Parent in writing in the event that Company or any of its Representatives receives a Company Takeover Proposal or receives a request for information relating to Company or the Company Subsidiaries that contemplates or may lead to a Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including any developments, discussions or negotiations) such Company Takeover Proposal (including by promptly (and in no event later than one Business Day after receipt) providing to Parent copies of any written correspondence, proposals, indications of interest, and draft agreements relating to such Company Takeover Proposal). Company agrees that it and its Affiliates will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.8.

(e)            Except as expressly permitted by Section 6.8(f), the board of directors of Company shall not: (i) (A) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Board Recommendation; or (B) adopt, approve or recommend to shareholders of Company, or publicly propose to adopt, approve or recommend to shareholders of Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); or (ii) authorize, cause or permit Company or any Company Subsidiary to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.8(c)) (a “Company Acquisition Agreement”).

(f)            Notwithstanding anything to the contrary set forth in the preceding Section 6.8(e), if prior to the time the Requisite Shareholder Approval is obtained, but not after, in response to the receipt of a bona fide, unsolicited written Company Takeover Proposal subsequent to the date of this Agreement, the board of directors of Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that: (i) the Company Takeover Proposal did not result from a breach of Section 6.8; (ii) the Company Takeover Proposal constitutes a Superior Proposal; and (iii) the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Law, the board of directors of Company may, subject to compliance with this Section 6.8 (1) effect a Company Adverse Recommendation Change relating to such Superior Proposal; or (2) terminate this Agreement in order to enter into a definitive agreement relating to such Superior Proposal subject to paying the Termination Fee in accordance with Section 8.3; provided, however, that prior to so effecting a Company Adverse Recommendation Change or terminating this Agreement pursuant to this Section 6.8(f) or Section 8.1: (1) Company has given Parent at least five Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including the terms and conditions of, and the identity of the Person making, any such Superior Proposal and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to Company, a written summary of the terms thereof); (2) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; (3) upon the end of such notice period, the board of directors of Company shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect and that the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Law; and (4) in the event of any change to any of the material financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence during which time Company shall be required to comply with the requirements of this Section 6.8(f) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that Company has complied in all material respects with its obligations under this Section 6.8. Notwithstanding anything to the contrary contained herein, neither Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

6.9            Takeover Statutes. Company and the Company Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and Company and the members of their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

6.10            Notice of Changes.

(a)            Parent and Company shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Parent Material Adverse Effect or Material Adverse Effect, as applicable, on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied.

(b)            Parent and Company shall each promptly advise the other party of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Company shall promptly notify Parent of any notice or other communication from any party to any Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with Company or Company Subsidiary as a result of the transactions contemplated by this Agreement.

6.11            Transaction Litigation. Company shall give Parent the opportunity to participate, at Parent’s expense, in Company’s defense or settlement of any shareholder litigation against Company or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger and the Bank Merger. Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Company or its directors, executive officers or similar Persons by any shareholder of Company relating to this Agreement, the Merger, the Bank Merger or any other transaction contemplated hereby without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.12            Debentures. Company will pay, satisfy and discharge in full all amounts owing pursuant to the Debentures, such that the Debentures are fully released effective at or prior to the Effective Time.

6.13            Allowance for Loan and Lease Losses. Company shall cause Company Bank to ensure its ALLL, as of the Effective Time, is in compliance with Company Bank’s existing methodology for determining the adequacy of its ALLL as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

6.14            Title Insurance. As soon as reasonably practicable and in no event later than 20 Business Days following the date of this Agreement, Company will deliver or cause to be delivered to Parent a title commitment on the ALTA Form 2006 Owner’s Policy of Title Insurance (each a “Title Commitment,” collectively, the “Title Commitments”) issued by a title company satisfactory to Parent (the “Title Company”), committing to insure Parent’s title in each parcel of Owned Real Property as of the Effective Time for the amount listed on Section 6.14 of the Disclosure Schedule. In connection therewith, Company shall take all actions necessary to cause the so-called “standard printed exceptions” and any exceptions to title (other than the Permitted Encumbrances) to be deleted from the Title Commitments and the Title Policies. Company will deliver or cause the Title Company to deliver to Parent, promptly after the Closing Date, an owners title insurance policy issued by the Title Company in form and substance satisfactory to Parent, insuring Parent’s title to each parcel of Owned Real Property (each a “Title Policy,” collectively, the “Title Policies”), subject only to the Permitted Encumbrances, together with such endorsements and additional coverages required by Parent. Company will pay the premium for each owner’s standard policy at Closing and Parent will pay the costs associated with deletion of the standard printed exceptions or any endorsements to the standard Title Policy required by Parent.

6.15            Pre-Closing Disposition. Prior to the Calculation Date, Company will effect the sale or transfer of the asset set forth on Section 6.15 of the Disclosure Schedule (the sale or transfer the “Pre-Closing Disposition”). The terms on which the Pre-Closing Disposition is effected (including the documentation with respect thereto and the financial viability of the transferee) shall be subject to Parent’s prior written approval, which shall be not be unreasonably withheld or delayed, and, except as approved in writing by Parent, shall: (a) provide for the transferee to assume all liabilities related to the transferred asset; and (b) have no recourse to the Company, Parent, the Surviving Corporation or any of their Subsidiaries after the transfer.

6.16            Registration Statement. Subject to Parent’s receipt of the information required to be provided by Company hereunder, no later than 75 days after the date of this Agreement, Parent shall prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act (the “Registration Statement”) and any other applicable documents, including the notice, proxy statement, and prospectus and other proxy solicitation materials of Company constituting a part thereof (the “Proxy Statement”) relating to the shares of Parent Common Stock to be delivered to the shareholders of Company pursuant to this Agreement. Parent will use its reasonable best efforts to cause the Registration Statement to become effective. Company shall be given the opportunity to review and comment on the Registration Statement, including any amendments thereto and, to the extent not prohibited by Law, related written correspondence with the SEC before it is filed with or provided to the SEC in final form. Parent shall notify Company promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and at the time of mailing thereof to Company’s shareholders, at the time of the Company Shareholders Meeting and at the time the Registration Statement becomes effective under the Securities Act, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; provided, however, that none of the provisions of this Section 6.16 shall apply to statements in or omissions from the Registration Statement made in reliance upon and in conformity with information furnished solely by Company for use in the Registration Statement. Parent shall make all necessary filings with respect to the Merger under the Securities Act and applicable state securities or “Blue Sky” laws and the rules and regulations thereunder, and shall timely obtain any actions, consents approvals or waivers required in connection therewith.

6.17            NASDAQ Listing. Parent will file all documents required to be filed to have the shares of Parent Common Stock to be issued pursuant to this Agreement included for listing on NASDAQ and shall use its reasonable best efforts to effect said listing at the Effective Time.

6.18            Issuance of Parent Common Stock. The shares of Parent Common Stock to be issued by Parent to the shareholders of Company pursuant to this Agreement will, on the issuance to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Parent Common Stock to be issued to the shareholders of Company pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Parent or any other Person, and are not and will not be subject to any restrictions on transfer under the Securities Act, except for shares of Parent Common Stock issued by Parent to any shareholders of Company who may be deemed to be an “affiliate” of Parent under the Exchange Act after completion of the Merger.

6.19            Employment and Retention Agreements. (a) Contemporaneously with the execution of this Agreement, Company has delivered or caused to be delivered to Parent a duly executed employment agreements (the “Employment Agreement”) from the individuals set forth on Section 6.19(a) of the Disclosure Schedule; and (b) Company will use its reasonable best efforts to obtain, within 45 days after the date hereof, a duly executed retention agreement (the “Retention Agreement”) in a form satisfactory to Parent from each individual designated in writing by Parent to participate in the retention pool described on Section 6.19(b) of the Disclosure Schedule.

6.20            Certain Actions To Be Taken Prior to the Closing. Prior to the Closing Date, Company shall complete all of the actions set forth on Section 6.20 of the Disclosure Schedule.

6.21            Termination of Agreements and Company Benefit Plans. Prior to the Effective Time and subject to the consummation of the Merger, Company will cause to be adopted resolutions of Company’s or Company Bank’s board of directors, as applicable, and will take all other steps necessary, to terminate any and all Company Benefit Plans and other agreements and contracts as designated in writing by Parent at least 30 days prior to the Closing Date, including any Company Benefit Plan intended to comply with Section 401(k) of the Code (collectively, the “401(k) Plan”). Such termination of Company Benefit Plans and other agreements shall be effective no later than immediately preceding the Effective Time. Company further agrees with respect to any 401(k) Plan being terminated to amend the 401(k) Plan, as necessary, to accomplish the termination and to comply with applicable Law.

Article VII
CONDITIONS PRECEDENT

7.1            Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of the following conditions:

(a)            Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b)            Regulatory Approvals. All Regulatory Approvals required to consummate the transactions contemplated hereby (including the Merger), including those set forth in Section 7.1(b) of the Disclosure Schedule, shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated.

(c)            No Injunctions or Restraints; Illegality. No order, injunction, decree or judgment issued by any court or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

(d)            Registration of Parent Common Stock. The Registration Statement covering the shares of Parent Common Stock to be issued in the Merger shall have become effective under the Securities Act, and no stop orders suspending such effectiveness shall be in effect, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

(e)            Listing of Parent Common Stock. The shares of Parent Common Stock to be delivered to the shareholders of Company pursuant to this Agreement shall have been authorized for listing on NASDAQ.

7.2            Conditions to Obligations of Parent. The obligation of Parent to effect the Closing is also subject to the satisfaction of or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of Company set forth in Section 3.1 [Corporate Organization], Section 3.3(a) [Authority], Section 3.10 [Taxes and Tax Returns], Section 3.18 [Environmental Liability] and Section 3.22 [Broker’s Fees] shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); (ii) each of the representations and warranties of Company set forth in Section 3.2 [Capitalization] and Section 3.15 [Agreements with Regulatory Agencies], shall be true and correct (other than de minimis inaccuracies with respect to Section 3.2) in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); and (iii) each of the other representations and warranties of Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (iii), where the failure to be so true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)            Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)            Officer’s Certificate. Parent shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)            No Burdensome Condition. The consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall not result in any Burdensome Condition.

(e)            Appraisal Rights. Holders of not more than 5% of the outstanding shares of Company Common Stock shall have duly exercised their appraisal rights under Article 13 of the WBCA.

(f)            FIRPTA Certificate. Company shall have delivered a duly executed certificate based on the format set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B), satisfactory to Parent in form and substance and dated as of the Closing Date, to the effect that Company is not a foreign person within the meaning of Section 1445 of the Code.

(g)            Debentures. Company shall have delivered to Parent a release or other documents in a form satisfactory to Parent evidencing the payment, satisfaction and discharge of the Debentures pursuant to Section 6.12(a), or at Parent’s election pursuant to Section 6.12(b) in lieu thereof, such documents and instruments in a form satisfactory to Parent evidencing Parent’s assumption of the payment and performance of such Debentures in accordance with Section 6.12(b).

(h)            Opinion of Tax Counsel. Parent shall have received an opinion from Otteson Shapiro LLP, legal counsel to Parent, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Otteson Shapiro LLP may require and rely upon representations contained in letters from each of Parent and Company.

(i)            Employment Agreements. Parent shall have received a duly executed copy of the Employment Agreement contemporaneously with the execution of this Agreement from the individuals set forth on Schedule 6.19(a), and such agreements shall be in full force and effect as of the Effective Time.

(j)            Director Support Agreements. Parent shall have received a duly executed copy of each Director Support Agreement contemporaneously with the execution of this Agreement from each of the individuals set forth on Schedule 7.2(j), and each such agreement shall be in full force and effect as of the Effective Time.

(k)            Lock-Up Agreements. Parent shall have received a duly executed copy of each Lock-Up Agreement contemporaneously with the execution of this Agreement from each of the individuals set forth on Schedule 7.2(k), and each such agreement shall be in full force and effect as of the Effective Time.

(l)            Closing Tangible Book Value. The Closing Tangible Book Value as of the Calculation Date shall be at least $37,663,634.

(m)            Consents and Approvals. All consents and approvals set forth in Section 3.4 of the Disclosure Schedule thereto shall have been obtained and shall remain in full force and effect.

7.3            Conditions to Obligations of Company. The obligation of Company to effect the Closing is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.1 [Corporate Organization], Section 4.3(a) [Authority] and Section 4.10 [Broker’s Fees] shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); (ii) the representations and warranties of Parent set forth in Section 3.2 [Capitalization] shall be true and correct (other than de minimis inaccuracies) in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); and (iii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (iii) where the failure to be so true and correct (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)            Officer’s Certificate. Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)            Opinion of Tax Counsel. Company shall have received an opinion from Greenberg Traurig, LLP to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Greenberg Traurig, LLP may require and rely upon representations contained in letters from each of Parent and Company.

Article VIII
TERMINATION AND AMENDMENT

8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company:

(a)            by mutual written consent of Company and Parent;

(b)            by either Company or Parent, if the Closing shall not have occurred on or before the End Time (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement);

(c)            by either Company or Parent, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or in the case of the obligation of Parent to effect the Closing, if any Regulatory Approval includes, or will not be issued without, the imposition of a Burdensome Condition;

(d)            by Company, if Parent has breached, is in breach of or has failed to perform any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement in any respect, which breach or failure to perform would, individually or together with all such other then-uncured breaches by Parent, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach either is not cured prior to the earlier of: (i) the End Time; and (ii) the 30th day after written notice thereof to Parent describing such breach or failure in reasonable detail, or by its nature or timing cannot be cured within such time period;

(e)            by Parent, if Company has breached, is in breach of or has failed to perform any representation, warranty, covenant or agreement on the part of Company contained in this Agreement in any respect, which breach or failure to perform would, individually or together with all such other then-uncured breaches by Company, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach either is not cured prior to the earlier of: (i) the End Time; and (ii) the 30th day after written notice thereof to Company describing such breach or failure in reasonable detail, or by its nature or timing cannot be cured within such time period;

(f)             by Company, in accordance with Section 6.8(f);

(g)            by Parent, if prior to receipt of the Requisite Shareholder Approval, Company shall have: (i) failed to make the Company Board Recommendation; (ii) failed to comply with its obligations under Section 6.8 or Section 6.3(a) or (b); or (iii) made a Company Adverse Recommendation Change;

(h)            by Parent or Company, if the Requisite Shareholder Approval shall not have been obtained at the Company Shareholders Meeting;

(i)             by Parent, at any time within two Business Days following the Determination Date if the Average Closing Price is more than $29.08; subject to, however, the following:

Prior to a termination pursuant to this Section 8.1(i), the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split, or similar transaction involving the issuance of Parent Common Stock for which no consideration is received between the date of this Agreement and the Determination Date. If Parent elects to exercise its termination right pursuant to this Section 8.1(i), it shall give written notice to Company within two Business Days following the Determination Date. Within one Business Day of its receipt of such notice, Company may elect by written notice to accept an adjustment to the Aggregate Stock Consideration through the issuance of fewer shares of Parent Common Stock; in such event, the Aggregate Stock Consideration shall be the number of shares of Parent Common Stock, rounded to the nearest whole share, obtained by multiplying: (i) 1,373,661 by (ii) the ratio of $29.08 divided by the Average Closing Price, rounded to the nearest ten thousandth. If Company elects to accept a decrease in the number of shares of Parent Common Stock to be issued as the Aggregate Stock Consideration, no termination shall have occurred pursuant to this Section 8.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Aggregate Stock Consideration shall have been so modified); or

(j)            by Company, at any time within two Business Days following the Determination Date if the Average Closing Price is less than $21.50; subject to, however, the following:

Prior to a termination pursuant to this Section 8.1(j), the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split, or similar transaction involving the issuance of Parent Common Stock for which no consideration is received between the date of this Agreement and the Determination Date. If Company elects to exercise its termination right pursuant to this Section 8.1(j), it shall give written notice to Parent within two Business Days following the Determination Date. Within one Business Day of its receipt of such notice, Parent may elect by written notice to accept an adjustment to the Aggregate Stock Consideration through the issuance of more shares of Parent Common Stock; in such event, the Aggregate Stock Consideration shall be the number of shares of Parent Common Stock, rounded to the nearest whole share, obtained by multiplying: (i) 1,373,661 by (ii) the ratio of $21.50 divided by the Average Closing Price, rounded to the nearest ten thousandth. If Parent elects to increase the number of shares of Parent Common Stock to be issued as the Aggregate Stock Consideration, no termination shall have occurred pursuant to this Section 8.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Aggregate Stock Consideration shall have been so modified).

8.2            Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except: (i) Section 6.2(b) (Access to Information (Confidentiality)), Section 6.4 (Public Disclosure), Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fee), Section 8.4 (Amendment), Section 8.5 (Extension; Waiver) and Article IX (General Provisions) shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any deliberate fraud or termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(e) (in which no Termination Fee is paid by the breaching party) resulting from the breach of a party’s representations, warranties, covenants or other agreements set forth in this Agreement.

8.3            Termination Fee.

(a)            In the event that: (i) a Company Takeover Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of Company, or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal involving Company after the date of this Agreement; (ii) thereafter this Agreement is terminated: (A) by Parent or Company pursuant to Section 8.1(b) (if the Requisite Shareholder Approval has not theretofore been obtained); or (B) by Parent pursuant to Section 8.1(e); and (iii) prior to the date that is 12 months after the date of such termination Company enters into a definitive agreement with respect to or consummates any transaction included within the definition of Company Takeover Proposal (an “Alternative Transaction”), then Company shall pay Parent the Termination Fee upon the earlier of Company entering into such definitive agreement or the consummation of such Alternative Transaction (regardless of when such consummation occurs); provided, that for the purpose of clause (iii) above only, all references in the definition of Company Takeover Proposal to “20%” shall instead refer to “50%.” “Termination Fee” means $2,200,000 (the “Termination Fee”) and in all cases shall be paid by wire transfer of immediately available funds.

(b)            In the event that this Agreement is terminated by Company pursuant to Section 8.1(f) or by Parent pursuant to Section 8.1(g), then Company shall pay Parent the Termination Fee by wire transfer of immediately available funds within two Business Days of the date of termination.

(c)            Each party acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. If Company fails to pay in a timely manner any amount due Parent pursuant to this Section 8.3, then: (i) Company shall reimburse Parent for all reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced; and (ii) Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(d)            Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that in the event a Termination Fee is paid by the Company to Parent in accordance with this Section 8.3, such Termination Fee shall be Parent’s sole and exclusive remedy (including any remedy for specific performance) for any losses or damages incurred by Parent arising from the termination of this Agreement pursuant to any section giving rise to Company’s obligation to pay a Termination Fee. The Termination Fee payable by Company under this Section 8.3 constitutes agreed-upon liquidated damages and not a penalty.

8.4            Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Parent and Company; provided, however, after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law; and provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of Parent and Company.

8.5            Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

Article IX
GENERAL PROVISIONS

9.1            Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

9.2            Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by electronic mail (with receipt confirmed), by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)            if to Company, to:

Teton Financial Services, Inc.
2500 North Moose Wilson Road
Wilson, Wyoming 83014
Attention:  Allan Tessler
Email:          allan@tesslerjh.com

and
Attention:  Mark Hendrickson
Email:          mhendrickson@rockymountainbank.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
1144 15th Street, Suite 3300
Denver, Colorado 80202
Attention:  Marc J. Musyl
Email:          musylm@gtlaw.com

(b)            if to Parent, to:

First Western Financial, Inc.
1900 16th Street, Suite 1200

Denver, Colorado 80202
Attention:     Scott Wylie, Chairman & CEO
Email:             scott.wylie@myfw.com

with a copy (which shall not constitute notice) to:

Otteson Shapiro LLP
7979 East Tufts Avenue, Suite 1600
Denver, Colorado 80237
Attention:     Christian E. Otteson
Email:             ceo@os.law

All notices and other communications shall be deemed to have been given: (i) when received if given in person; (ii) on the date of electronic confirmation of receipt if sent by electronic mail; (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid; or (iv) one Business Day after being deposited with a reputable overnight courier.

9.3            Interpretation. For the purposes of this Agreement: (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified; (c) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation;” (d) the word “or” shall not be exclusive; (e) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (f) references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced from time to time; and (g) references to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules, regulations and guidance promulgated under the statute) and references to any section of any statute or regulation include any successor to such section. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule or the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule or the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule or the Parent Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

9.4            Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other electronic means such as “.pdf” files) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.5            Entire Agreement. This Agreement (including the Confidentiality Agreement, Disclosure Schedule and the Parent Disclosure Schedule and other documents and the instruments referred to herein), the Voting and Support Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.6            Governing Law; Venue; WAIVER OF JURY TRIAL.

(a)            This Agreement shall be governed and construed in accordance with the Laws of the State of Colorado, without regard to any applicable conflicts of law.

(b)            Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Denver, Colorado (the “Colorado Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement: (i) irrevocably submits to the exclusive jurisdiction of the Colorado Courts; (ii) waives any objection to laying venue in any such action or proceeding in the Colorado Courts; (iii) waives any objection that the Colorado Courts are an inconvenient forum or do not have jurisdiction over any party; and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.2.

(c)            Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) the party understands and has considered the implications of this waiver; (iii) the party makes this waiver voluntarily; and (iv) the party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.6.

9.7         Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to Section 8.3(d), each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives: (a) any defense in any action for specific performance that a remedy at law would be adequate; and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

9.8            Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to Company than those applicable to Parent that are contained in the Confidentiality Agreement.

“Affiliate” means (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Aggregate Cash Consideration” means $11,500,000.

“Aggregate Merger Consideration” means the Aggregate Cash Consideration plus the Aggregate Stock Consideration.

“Aggregate Stock Consideration” means 1,373,661 shares of Parent Common Stock, as such number may be adjusted pursuant to Section 8.1(i) or Section 8.1(j).

“Applicable Requirements” means and includes, as of the time of reference, with respect to Company Bank’s origination, servicing, insuring, purchase, sale or filing of claims in connection with Mortgage Loans, all contractual, legal and other obligations of Company Bank (including any contained in a Mortgage Loan document or any Governmental Entity guides, rules or procedures, including guides, rules and procedures relating to the origination, purchase, sale, securitization and servicing of Mortgage Loans).

“Average Closing Price” means the average VWAP for the Parent Common Stock for the 20 Trading Days immediately preceding the Determination Date, rounded to the nearest cent.

“Balance Sheet Date” means December 31, 2020.

“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in the State of Colorado are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Calculation Date” means the last day of the month ended prior to the month in which the Effective Time occurs.

“Client” means any Person who is party to a written Client Contract in force and effect as of the date of determination and any Person for which Company Bank is named as a trustee, including any such Person that is defined as a “client” pursuant to Form ADV and associated SEC interpretations.

“Client Contract” means each written agreement pursuant to which Company Bank provides investment management or investment advisory services, including any sub-advisory services, to a Client, including each such written agreement entered into by such investment advisory client following the date hereof and prior to the Closing Date.

“Closing Tangible Book Value” means the amount, as of the Calculation Date, equal to: (a) the sum of “common stock,” “additional paid-in capital” and “retained earnings” including accumulated other comprehensive income (loss)); minus (b) the book value of all intangible assets, including “goodwill,” in each case of Company, on a consolidated basis, as determined under GAAP, prepared in a manner consistent with the methodologies, assumptions, policies and practices used in the preparation of the Recent Company Balance Sheet, and as mutually agreed by Company and Parent; provided that for purposes of calculating Closing Tangible Book Value, there shall be included, without duplication, deductions or accruals made for all Transaction Expenses, determined on an “after-tax basis”.

“Company Closing Shares” means a number equal to the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time but excluding Cancelled Shares.

“Company Takeover Proposal” means any proposal, indication of interest or offer from any Person (other than Parent and its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions: (a) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Company or any Company Subsidiary; (b) any acquisition of 20% or more of the outstanding Company Common Stock or securities of Company representing more than 20% of the voting power of Company; (c) any acquisition (including the acquisition of stock in any Subsidiary of Company) of assets or businesses of Company or the Company Subsidiaries, including pursuant to a joint venture, representing 20% or more of the consolidated assets, revenues or net income of Company; (d) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more to the outstanding Company Common Stock or securities of Company representing more than 20% of the voting power of Company; or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of Company other than the Company Common Stock) involved is 20% or more.

“Confidentiality Agreement” means that certain letter confidentiality agreement, dated as of February 23, 2021, executed by Parent in favor of Company (as it may be amended from time to time).

“Corporate Entity” means a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

“Determination Date” means the fifth Business Day prior to the Closing Date.

“Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by Company to Parent concurrent with the execution and delivery of this Agreement.

“End Time” means 11:59 p.m., Mountain Time, on the date that is the 270th day following the date of this Agreement unless one or more of the consents described in Section 3.4, Section 4.4 or the applicable schedules thereto has not been received on or before the 270th day from the date of this Agreement, in which case, the “End Time” means 11:59 p.m., Mountain Time, on the date that is the 300th day following the date of this Agreement.

“Environmental Laws” means any local, state or federal Law, including any applicable and enforceable judicial or administrative order, guidance or regulation, relating to the environment or any Hazardous Substance, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601, et seq.; the Hazardous Materials Transportation Act,, 49 U.S.C. §§ 5101, et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f, et seq.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material, or any substance or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos or asbestos containing material and any substance or material regulated under any Environmental Law, except de minimis amounts of household cleaning and office products used, kept and disposed of in compliance with applicable Environmental Laws.

“Insurer” means a Person who insures or guarantees all or any portion of the risk of loss on any Mortgage Loan, including any provider of private Mortgage insurance, standard hazard insurance, flood insurance, earthquake insurance or title insurance, with respect to any Mortgage Loan or related mortgaged property.

“Investor” means any Person who owns or holds Sold Mortgage Loans, or servicing rights related thereto, sold by Company Bank.

“Knowledge” means the knowledge of those individuals set forth in Section 9.8 of the Disclosure Schedule. For purposes of this definition, the individuals set forth in Section 9.8 of the Disclosure Schedule will be deemed to have “knowledge” of a particular fact or matter if any such Person has actual knowledge of such fact or matter or if any such Person could reasonably be, or have been, expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Company’s and Company Bank’s business that are under such Person’s general area of responsibility.

“Law” or “Laws” means any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, code, guideline, agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“Locked Pipeline Loans” means applications in process for Mortgage Loans to be made by Company Bank which have been registered and designated as price protected on Company Bank’s residential Mortgage Loan origination system.

“Material Adverse Effect” means, with respect to Company, any event, circumstance, development, change or effect that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a material adverse effect on the business, operations, results of operations or financial condition of Company and Company Bank, taken as a whole; or (b) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (a) only, a “Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from: (i) changes after the date of this Agreement in GAAP or regulatory accounting requirements, including interpretations thereof, applicable to banks or savings associations and their holding companies generally; (ii) changes after the date of this Agreement in Laws of general applicability to banks or savings associations and their holding companies; (iii) changes after the date of this Agreement in political conditions or general economic or market conditions in the United States or any state or territory thereof, in each case, generally affecting other banks or savings associations and their holding companies; (iv) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (v) global or national epidemic, pandemic or disease outbreak, including the COVID-19 virus, as declared by the World Health Organization or the Health and Human Services Secretary of the United States; (vi) the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso); (vii) the announcement of the Merger and the transactions contemplated hereby; or (viii) actions or omissions taken or not taken with the express prior written consent of Parent; except, with respect to clauses (i), (ii), (iii), (iv) and (v) to the extent that the effects of such change disproportionately affect Company and Company Bank, taken as a whole, as compared to other banks or savings associations and their holding companies.

“Mortgage” means a mortgage, deed of trust or other similar security instrument that creates a Lien on real property.

“Mortgage Loan” means any Sold Mortgage Loan or any other Mortgage Loan originated or purchased by Company Bank, as applicable.

“Mortgage Note” means, with respect to a Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“NASDAQ” means the NASDAQ Global Select Market.

“Parent Common Stock” means the common stock, no par value, of Parent.

“Parent Material Adverse Effect” means, with respect to Parent, any event, circumstance, development, change or effect that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a material adverse effect on the business, operations, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; or (b) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Parent to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (a) only, a “Parent Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from: (i) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally; (ii) changes after the date of this Agreement in Laws of general applicability to banks or savings associations and their holding companies; (iii) changes after the date of this Agreement in political conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other banks or savings associations and their holding companies; (iv) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (v) a decline in the trading price of Parent Common Stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso); (vi) the announcement of the Merger and the transactions contemplated hereby; or (vii) actions or omissions taken or not taken with the express prior written consent of Company; except, with respect to clauses (i), (ii), (iii) and (iv), to the extent that the effects of such change disproportionately affect Parent and its Subsidiaries, taken as a whole, as compared to other banks or savings associations and their holding companies.

“Parent Preferred Stock” means the preferred stock, no par value, of Parent.

“party” or “parties” means Company and Parent.

“Per Share Cash Consideration” means an amount in cash, rounded to the nearest cent, equal to: (a) the Aggregate Cash Consideration; divided by (b) the number of Company Closing Shares.

“Per Share Stock Consideration” means a number of shares of Parent Common Stock, rounded to the nearest hundred thousandth, equal to: (a) the Aggregate Stock Consideration; divided by (b) the number of Company Closing Shares.

“Per Share Merger Consideration” means the Per Share Cash Consideration plus the Per Share Stock Consideration.

“Person” means any individual, Corporate Entity or Governmental Entity.

“Paid Off Loan” means a Mortgage Loan or any other type of Loan that, at any time, has been owned or serviced by Company Bank and has been paid off, foreclosed, or otherwise liquidated.

“Pipeline Loans” means those Locked Pipeline Loans and Unlocked Pipeline Loans set forth in Section 3.31(a) of the Disclosure Schedule.

“Regulatory Agency” means any federal, state or foreign governmental or regulatory agency or authority having jurisdiction over Company, Company Bank, Parent, Parent Bank or any of the parties’ Affiliates.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Sold Mortgage Loans” means Mortgage Loans serviced by Company Bank pursuant to a servicing agreement that were originated or purchased and subsequently sold in a whole loan sale or securitization (whether or not treated as a sale under GAAP) by Company Bank and that have not been repaid or refinanced.

“Specialty Lending Loan” means any Loan originated, sourced or referred by the Bank’s specialty lending division.

“Subsidiary” means, when used with respect to any party, any corporation, partnership, limited liability company, association, joint venture or other business entity of which: (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; or (b) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member.

“Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal that: (a) if consummated would result in a third party (or in the case of a direct merger between such third party and Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of Company and the Company Subsidiaries, taken as a whole; and (b) the board of directors of Company determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Company Takeover Proposal, is reasonably likely to be completed on the terms proposed, is not subject to any due diligence investigation or financing condition, and is fully financed with available cash on hand, or is otherwise fully backed by written financing commitments in full force and effect and (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal), is more favorable to the shareholders of Company from a financial point of view than the Merger.

“Tax” or “Taxes” means all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

“Trading Day” means a day on which the Parent Common Stock is traded on the NASDAQ.

“Transaction Expenses” means any and all costs, fees, prepayment fees, expenses or other amounts incurred or otherwise payable by or on behalf of the Company and the Company Bank in connection with the negotiation, execution or performance of this Agreement or otherwise as a result of this Agreement, the other documents referenced herein, the Merger or any of the other transactions contemplated hereby or thereby, including (a) the amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby; (b) the amount of any legal and accounting fees payable in connection with the Merger, this Agreement, the Bank Merger, related regulatory filings, and the transactions contemplated hereby; (c) any transaction bonus, change-in-control, salary continuation, deferred compensation, retention or other similar payment payable by Company or the Company Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement and the employer portion of any payroll Taxes associated therewith; and (d) any severance resulting from any termination of employment prior to the Closing (other than any termination of employment at the request of Parent) and the employer portion of any payroll Taxes associated therewith. For the avoidance of doubt, any such costs, fees, prepayment fees, expenses or other amounts assumed by the Surviving Corporation in the Merger shall be deemed Transaction Expenses but in no event shall any such costs, fees, prepayment fees, expenses or other amounts be double-counted for any purpose.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Unlocked Pipeline Loans” means applications in process for Mortgage Loans to be made by Company Bank which have not been registered and designated as price protected on Company Bank’s residential Mortgage Loan origination system and which have not closed or funded.

“VWAP” means, on a Trading Day, means the volume weighted average price of the Parent Common Stock for such Trading Day on the principal market on which Parent’s Common Stock is traded as reported by Bloomberg Financial Markets or, if Bloomberg Financial Markets is not then reporting such prices, by a comparable reporting service of national reputation selected by the parties.

9.9            Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10          Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of Parent that remains a wholly owned Subsidiary of Parent at Closing. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns; provided, however, no assignment shall relieve the assigning party of any of its obligations hereunder. Except as otherwise specifically provided in Section 6.7 (which shall be to the benefit of the Persons referred to in such section), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TETON FINANCIAL SERVICES, INC.

By:	/s/ Allan Tessler
Name: Allan Tessler
Title: Chairman, President and Chief Executive Officer

FIRST WESTERN FINANCIAL, INC.

By:	/s/ Scott C. Wylie
Name: Scott C. Wylie
Title: Chairman, Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

First Western Reports Second Quarter 2021 Financial Results

Second Quarter 2021 Summary

•	Net income available to common shareholders of $6.3 million in Q2 2021, compared to $6.0 million in Q1 2021 and $8.7 million in Q2 2020

•	Diluted EPS of $0.76 in Q2 2021, compared to $0.74 in Q1 2021 and $1.10 in Q2 2020

•	Gross revenue(1) of $23.7 million in Q2 2021, compared to $23.7 million in Q1 2021 and $26.2 million in Q2 2020

•	Total assets of $2.01 billion, down 9.1% from Q1 2021 and up 11.0% from Q2 2020

•	Return on average assets of 1.22%, compared to 1.16% for the first quarter of 2021

•	Return on average shareholders’ equity of 15.17%, compared to 14.95% for the first quarter of 2021

•	Return on tangible common equity(1) of 17.47%, compared to 17.49% for the first quarter of 2021

(1) Represents a Non-GAAP financial measure. See “Reconciliations of Non-GAAP Measures” for a reconciliation of our Non-GAAP measures to the most directly comparable GAAP financial measure.

Denver, Colo., July 22, 2021 – First Western Financial, Inc., (“First Western” or the “Company”) (NASDAQ: MYFW), today reported financial results for the second quarter ended June 30, 2021.

Net income available to common shareholders was $6.3 million, or $0.76 per diluted share, for the second quarter of 2021. This compares to $6.0 million, or $0.74 per diluted share, for the first quarter of 2021, and $8.7 million, or $1.10 per diluted share, for the second quarter of 2020.

Scott C. Wylie, CEO of First Western, commented, “We delivered another strong quarter driven by the increased scale and efficiencies we are generating in our private and commercial banking operations. Excluding our mortgage business, our gross revenue increased 27% year-over-year, while non-interest expense increased just 7%, which reflects the significant operating leverage we are realizing as we grow our balance sheet.

“Consistent with our expectations, we generated a higher level of loan production in the second quarter, which helped drive a 9% increase in net interest income compared to the prior quarter. The well balanced production we saw across the portfolio helped us to generate 34% annualized growth in total loans held for investment, excluding PPP loans. We also continued to see steady growth in our trust and investment management fees, which are up 9% over the past year as we add new clients and grow assets under management. Our loan pipeline continues to increase, which should lead to a higher level of loan growth, additional operating leverage, and further improvement in our profitability over the second half of the year.

“While we continue to generate strong organic growth, we are excited to further accelerate the growth of our franchise through the merger agreement with Teton Financial Services that we announced today. This transaction will expand our presence in Wyoming, provide increased scale and efficiencies, and add a talented team of bankers that we believe can steadily increase our client base in Wyoming with the additional resources, support, and products that we can provide. The merger with Teton Financial Services will further strengthen our private and commercial banking operations, positively impact our level of profitability, and move us closer to our goal of making First Western a high performing financial institution built upon the foundation of an attractive deposit base, exceptional asset quality, and growing sources of stable, recurring fee income,” said Mr. Wylie.

	For the Three Months Ended
	June 30,	March 31,	June 30,
(Dollars in thousands, except per share data)	2021	2021	2020
Earnings Summary
Net interest income	$14,223	$13,053	$10,796
Less: provision for loan losses	12	—	2,124
Total non-interest income	9,498	10,615	15,427
Total non-interest expense	15,521	15,629	12,644
Income before income taxes	8,188	8,039	11,455
Income tax expense	1,911	2,040	2,759
Net income available to common shareholders	6,277	5,999	8,696
Adjusted net income available to common shareholders(1)	6,277	5,999	8,941
Basic earnings per common share	0.79	0.76	1.10
Adjusted basic earnings per common share(1)	0.79	0.76	1.13
Diluted earnings per common share	0.76	0.74	1.10
Adjusted diluted earnings per common share(1)	$0.76	$0.74	$1.13

Return on average assets (annualized)	1.22%	1.16%	2.25%
Adjusted return on average assets (annualized)(1)	1.22	1.16	2.32
Return on average shareholders' equity (annualized)	15.17	14.95	25.44
Adjusted return on average shareholders' equity (annualized)(1)	15.17	14.95	26.16
Return on tangible common equity (annualized)(1)	17.47	17.49	31.02
Adjusted return on tangible common equity (annualized)(1)	17.47	17.49	31.89
Net interest margin	3.01	2.90	3.10
Efficiency ratio(1)	65.41	66.02	48.07

(1) Represents a Non-GAAP financial measure. See “Reconciliations of Non-GAAP Measures” for a reconciliation of our Non-GAAP measures to the most directly comparable GAAP financial measure.

Operating Results for the Second Quarter 2021

Revenue

Gross revenue (1) was $23.7 million for the first and second quarters of 2021. Relative to the second quarter of 2020, gross revenue decreased $2.5 million from $26.2 million, or 9.5%. The decrease in revenue from the prior year period was primarily due to a decrease in net gain on mortgage loans correlating with the decline in mortgage loans originated, offset by an increase in net interest income derived primarily from organic balance sheet growth and an increase in loan fees driven by an increase in Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) loan forgiveness.

(1) Represents a Non-GAAP financial measure. See “Reconciliations of Non-GAAP Measures” for a reconciliation of our Non-GAAP measures to the most directly comparable GAAP financial measure.

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Net Interest Income

Net interest income for the second quarter of 2021 was $14.2 million, an increase of 9.0% from $13.1 million in the first quarter of 2021. The increase in net interest income was driven by a $1.2 million increase in interest income from loans, including fees, primarily due to an increase of $0.7 million in interest and loan fees recognized on the forgiveness of PPP loans. Average interest-earning assets increased $92.1 million, the largest component of which was an increase in interest-bearing deposits in other financial institutions and loans.

Relative to the second quarter of 2020, net interest income increased 31.7% from $10.8 million. The year-over-year increase in net interest income was due primarily to the increase in average interest-earning assets primarily driven by a $304.8 million increase in loans and a $216.2 million increase in interest-bearing deposits in other financial institutions. The increase in net interest income was also impacted by an increase in PPP loan fees of $1.1 million, and the cost of interest-bearing deposits decreasing 27 basis points (“bps”) from the second quarter of 2020.

Net Interest Margin

Net interest margin for the second quarter of 2021 increased to 3.01% from 2.90% in the first quarter of 2021. On a net basis, the PPP program positively impacted net interest margin by 7 bps. This was driven by amortization of forgiven SBA PPP loan fees and deferred loan origination expense of $0.7 million and interest income from PPP loans of $0.3 million. Purchase accretion from the 2020 branch acquisition also positively impacted net interest margin by 6 bps in the second quarter of 2021.

The cost of interest-bearing deposits decreased to 0.30% in the second quarter of 2021, from 0.33% in the first quarter of 2021, while the yield on interest-earning assets increased to 3.29% in the second quarter of 2021, from 3.22% in the first quarter of 2021. The increase during the period was primarily due to increased PPP loan forgiveness activity.

Relative to the second quarter of 2020, the net interest margin decreased from 3.10%, primarily due to a 29 bps reduction in average yields on interest earning assets resulting from a more liquid mix of earning assets and lower market rates.

Non-interest Income

Non-interest income for the second quarter of 2021 was $9.5 million, a decrease of 10.5% from $10.6 million in the first quarter of 2021. This was primarily due to a decrease in gain on mortgage loans held for sale, partially offset by higher trust and investment management fees. Mortgage lock volume decreased $136.2 million in the second quarter of 2021 compared to the first quarter of 2021, which impacted the reduction of net gain on mortgage loans. The Company originated $319.7 million of mortgage loans for sale during the quarter, compared to $490.8 million the previous quarter, a decrease of $171.1 million.

Relative to the second quarter of 2020, non-interest income decreased 38.4% from $15.4 million. The decrease was primarily due to lower mortgage segment activity, partially offset by higher trust and investment management fees.

Non-interest Expense

Non-interest expense for the second quarter of 2021 was $15.5 million, relatively flat with a small decrease of 0.7% from the first quarter of 2021 at $15.6 million and increased 22.8% from $12.6 million in the second quarter of 2020. The year over year increase was primarily due to lower salaries and employee benefits expense resulting from the capitalization of the PPP loan origination expenses in the second quarter of 2020.

3

The Company’s efficiency ratio(1) was 65.4% in the second quarter of 2021, compared with 66.0% in the first quarter of 2021 and 48.1% in the second quarter of 2020.

(1) Represents a Non-GAAP financial measure. See “Reconciliations of Non-GAAP Measures” for a reconciliation of our Non-GAAP measures to the most directly comparable GAAP financial measure.

Income Taxes

The Company recorded income tax expense of $1.9 million for the second quarter of 2021, representing an effective tax rate of 23.3%, compared to 25.4% for the first quarter of 2021. The decrease in effective tax rate in the second quarter of 2021 was primarily attributable to a favorable benefit from vested shares with a vesting date fair value greater than the grant date fair value.

Loan Portfolio

Total loans, including mortgage loans held for sale, were $1.62 billion as of June 30, 2021, a decrease of $101.9 million, or 5.9% from the end of the prior quarter and an increase of $127.8 million, or 8.6% from June 30, 2020.

Total loans held for investment, were $1.57 billion as of June 30, 2021, an increase of 1.7% from $1.55 billion as of March 31, 2021, and an increase of 10.5% from $1.42 billion as of June 30, 2020. The increase in total loans held for investment from March 31, 2021 was attributable to increases across all portfolios, with the exception of the Cash, Securities and Other portfolio, which declined due to the forgiveness of PPP loans.

PPP loans were $103.1 million as of June 30, 2021, a decrease of 45.9% from $190.5 million as of March 31, 2021. In the second quarter of 2021, the Company originated $5.4 million in PPP loans through the final months of the program. As of June 30, 2021, the Company has submitted loan forgiveness applications to the SBA on behalf of clients for $202.7 million and received forgiveness and funds remitted in the amount of $177.4 million from the SBA. As of June 30, 2021, there was $2.1 million remaining in net fees to be recognized upon forgiveness or repayment of SBA PPP loans.

Deposits

Total deposits were $1.68 billion as of June 30, 2021, compared to $1.81 billion as of March 31, 2021, and $1.41 billion as of June 30, 2020. The decrease in total deposits from March 31, 2021 was attributable to seasonal outflow related to tax payments, a decline in PPP-related deposits, and the intentional reduction of higher-cost non-relationship oriented deposit accounts.

Average total deposits for the second quarter of 2021 decreased $15.4 million, or 3.6% annualized, from the first quarter of 2021 and increased $396.2 million, or 30.3%, from the second quarter of 2020. The year over year increase was primarily attributable to an increase in non-interest bearing and money market deposits resulting from inflows from large commercial depositors and higher deposit balances across the Company’s clientele due to the improving economic and business environment.

4

Borrowings

Federal Home Loan Bank (“FHLB”) and Federal Reserve borrowings were $120.8 million as of June 30, 2021, a decrease of $77.2 million from $198.0 million as of March 31, 2021, and a decrease of $101.5 million from $222.3 million as of June 30, 2020. The decrease from June 30, 2020 and from March 31, 2021 is attributable to the participation in the Paycheck Protection Program Loan Facility (“PPPLF”) from the Federal Reserve. Borrowing from this facility is expected to match the balances of the PPP loans and the resulting net decrease in PPP loans drove the decrease to the PPPLF balance. As of June 30, 2021, the PPPLF had advances of $105.8 million compared to SBA PPP loan balance of $103.1 million.

Assets Under Management

Total assets under management (“AUM”) increased by $276.5 million during the second quarter to $6.76 billion as of June 30, 2021, compared to $6.49 billion as of March 31, 2021, and $5.75 billion as of June 30, 2020. The increase was primarily attributable to contributions to existing accounts and new accounts, as well as improving market conditions resulting in an increase in the value of assets under management balances. The Company’s investment agency accounts increased by $111.3 million, or 5.8%, from the first quarter of 2021.

Credit Quality

Non-performing assets totaled $3.1 million, or 0.16% of total assets, as of June 30, 2021, compared with $4.0 million, or 0.18% of total assets, as of March 31, 2021 and $12.1 million, or 0.67% of total assets, as of June 30, 2020. The decline in non-performing assets from the prior quarter was due to continued pay downs on outstanding balances.

The Company recorded an immaterial provision in the second quarter of 2021, compared to a provision of $2.1 million in the second quarter of 2020. The lower provision was the result of continued strong credit quality in the portfolio and continued pay downs on substandard loans. The Company did not record a provision for loan losses in the first quarter of 2021.

5

Capital

As of June 30, 2021, First Western (“Consolidated”) and First Western Trust Bank (“Bank”) exceeded the minimum capital levels required by their respective regulators. As of June 30, 2021, the Bank was classified as “well capitalized,” as summarized in the following table:

June 30,
2021
Consolidated Capital
Tier 1 capital to risk-weighted assets	10.68%
Common Equity Tier 1 ("CET1") to risk-weighted assets	10.68
Total capital to risk-weighted assets	13.45
Tier 1 capital to average assets	7.75

Bank Capital
Tier 1 capital to risk-weighted assets	11.03
CET1 to risk-weighted assets	11.03
Total capital to risk-weighted assets	11.99
Tier 1 capital to average assets	7.98%

Book value per common share increased 19.6% from $17.56 as of June 30, 2020 to $21.01 as of June 30, 2021, and was up 3.5% from $20.29 as of March 31, 2021.

Tangible book value per common share (1) increased 27.2% from $14.13 as of June 30, 2020 to $17.98 as of June 30, 2021, and was up 4.3% from $17.24 as of March 31, 2021.

The Company did not repurchase any shares of its common stock during the second quarter of 2021 under its stock repurchase program, which authorized the repurchase of up to 400,000 shares of its common stock. As of June 30, 2021, the Company had up to 399,574 shares remaining under the current stock repurchase authorization.

(1) Represents a Non-GAAP financial measure. See “Reconciliations of Non-GAAP Measures” for a reconciliation of our Non-GAAP measures to the most directly comparable GAAP financial measure.

Conference Call, Webcast and Slide Presentation

The Company will host a conference call and webcast at 10:00 a.m. MT/ 12:00 p.m. ET on Friday, July 23, 2021. The call can be accessed via telephone at 877-405-1628. A recorded replay will be accessible through July 30, 2021 by dialing 855-859-2056; passcode 1725447.

A slide presentation relating to the second quarter 2021 results will be accessible prior to the scheduled conference call. The slide presentation and webcast of the conference call can be accessed on the Events and Presentations page of the Company’s investor relations website at https://myfw.gcs-web.com.

About First Western

First Western is a financial services holding company headquartered in Denver, Colorado, with operations in Colorado, Arizona, Wyoming and California. First Western and its subsidiaries provide a fully integrated suite of wealth management services on a private trust bank platform, which includes a comprehensive selection of deposit, loan, trust, wealth planning and investment management products and services. First Western’s common stock is traded on the Nasdaq Global Select Market under the symbol “MYFW.” For more information, please visit www.myfw.com.

6

Non-GAAP Financial Measures

Some of the financial measures included in this press release are not measures of financial performance recognized in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures include “Tangible Common Equity,” “Tangible Common Book Value per Share,” “Return on Tangible Common Equity,” “Efficiency Ratio,” “Gross Revenue,” “Allowance to Bank Originated Loans Excluding PPP,” “Adjusted Net Income Available to Common Shareholders,” “Adjusted Earnings Per Share,” “Adjusted Diluted Earnings Per Share,” “Adjusted Return on Average Assets,” “Adjusted Return on Average Shareholders’ Equity,” and “Adjusted Return on Tangible Common Equity”. The Company believes these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s financial position and performance. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Not all companies use the same calculation of these measures; therefore, this presentation may not be comparable to other similarly titled measures as presented by other companies. Reconciliation of non-GAAP financial measures, to GAAP financial measures are provided at the end of this press release.

Forward-Looking Statements

Statements in this news release regarding our expectations and beliefs about our future financial performance and financial condition, as well as trends in our business and markets are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” “outlook,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “opportunity,” “could,” or “may.” The forward-looking statements in this news release are based on current information and on assumptions that we make about future events and circumstances that are subject to a number of risks and uncertainties that are often difficult to predict and beyond our control. As a result of those risks and uncertainties, our actual financial results in the future could differ, possibly materially, from those expressed in or implied by the forward-looking statements contained in this news release and could cause us to make changes to our future plans. Those risks and uncertainties include, without limitation, the COVID-19 pandemic and its effects; integration risks in connection with acquisitions; the risk of geographic concentration in Colorado, Arizona, Wyoming and California; the risk of changes in the economy affecting real estate values and liquidity; the risk in our ability to continue to originate residential real estate loans and sell such loans; risks specific to commercial loans and borrowers; the risk of claims and litigation pertaining to our fiduciary responsibilities; the risk of competition for investment managers and professionals; the risk of fluctuation in the value of our investment securities; the risk of changes in interest rates; and the risk of the adequacy of our allowance for loan losses and the risk in our ability to maintain a strong core deposit base or other low-cost funding sources. Additional information regarding these and other risks and uncertainties to which our business and future financial performance are subject is contained in our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2021 (“Form 10-K”), and other documents we file with the SEC from time to time. We urge readers of this news release to review the “Risk Factors” section our Form 10-K and any updates to those risk factors set forth in our subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our other filings with the SEC. Also, our actual financial results in the future may differ from those currently expected due to additional risks and uncertainties of which we are not currently aware or which we do not currently view as, but in the future may become, material to our business or operating results. Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on the forward-looking statements contained in this news release, which speak only as of today’s date, or to make predictions based solely on historical financial performance. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

7

Contacts:

Financial Profiles, Inc.

Tony Rossi

310-622-8221

MYFW@finprofiles.com

IR@myfw.com

8

First Western Financial, Inc.

Consolidated Financial Summary (unaudited)

	Three Months Ended
	June 30,	March 31,	June 30,
(Dollars in thousands, except per share amounts)	2021	2021	2020
Interest and dividend income:
Loans, including fees	$15,287	$14,212	$12,202
Investment securities	169	196	224
Federal funds sold and other	92	91	44
Total interest and dividend income	15,548	14,499	12,470

Interest expense:
Deposits	866	974	1,319
Other borrowed funds	459	472	355
Total interest expense	1,325	1,446	1,674
Net interest income	14,223	13,053	10,796
Less: provision for loan losses	12	—	2,124
Net interest income, after provision for loan losses	14,211	13,053	8,672

Non-interest income:
Trust and investment management fees	5,009	4,847	4,609
Net gain on mortgage loans	3,914	5,196	10,173
Bank fees	394	373	221
Risk management and insurance fees	92	51	333
Income on company-owned life insurance	89	88	91
Other	—	60	—
Total non-interest income	9,498	10,615	15,427
Total income before non-interest expense	23,709	23,668	24,099

Non-interest expense:
Salaries and employee benefits	9,643	9,861	6,690
Occupancy and equipment	1,443	1,409	1,515
Professional services	1,370	1,279	1,231
Technology and information systems	904	942	993
Data processing	1,093	1,015	1,037
Marketing	398	321	253
Amortization of other intangible assets	4	4	38
Other	666	798	887
Total non-interest expense	15,521	15,629	12,644
Income before income taxes	8,188	8,039	11,455
Income tax expense	1,911	2,040	2,759
Net income available to common shareholders	$6,277	$5,999	$8,696
Earnings per common share:
Basic	$0.79	$0.76	$1.10
Diluted	$0.76	$0.74	$1.10

9

First Western Financial, Inc.

Consolidated Financial Summary (unaudited)

	June 30,	March 31,	June 30,
(Dollars in thousands)	2021	2021	2020
ASSETS
Cash and cash equivalents:
Cash and due from banks	$2,921	$2,295	$4,404
Interest-bearing deposits in other financial institutions	286,168	373,641	187,272
Total cash and cash equivalents	289,089	375,936	191,676

Available-for-sale securities, at fair value	25,532	30,843	47,018
Correspondent bank stock, at cost	2,053	2,576	1,295
Mortgage loans held for sale	48,563	176,644	69,604
Loans, net of allowance of $12,552, $12,539 and $10,354	1,558,508	1,531,387	1,412,086
Premises and equipment, net	5,885	5,778	5,201
Accrued interest receivable	5,986	6,852	5,108
Accounts receivable	4,923	10,175	4,616
Other receivables	1,056	3,254	1,543
Other real estate owned, net	—	—	658
Goodwill and other intangible assets, net	24,250	24,254	24,267
Deferred tax assets, net	5,742	6,073	6,035
Company-owned life insurance	15,626	15,537	15,268
Other assets	22,091	22,269	23,141
Assets held for sale	—	—	3,010
Total assets	$2,009,304	$2,211,578	$1,810,526

LIABILITIES
Deposits:
Noninterest-bearing	$555,106	$593,388	$398,063
Interest-bearing	1,123,947	1,214,437	1,008,869
Total deposits	1,679,053	1,807,825	1,406,932
Borrowings:
FHLB and Federal Reserve borrowings	120,762	198,041	222,313
Subordinated notes	24,261	24,248	14,444
Accrued interest payable	312	612	205
Other liabilities	16,930	19,413	27,080
Liabilities held for sale	—	—	135
Total liabilities	1,841,318	2,050,139	1,671,109

SHAREHOLDERS’ EQUITY
Total shareholders’ equity	167,986	161,439	139,417
Total liabilities and shareholders’ equity	$2,009,304	$2,211,578	$1,810,526

10

First Western Financial, Inc.

Consolidated Financial Summary (unaudited)

	June 30,	March 31,	June 30,
(Dollars in thousands)	2021	2021	2020
Loan Portfolio
Cash, Securities and Other(1)	$290,907	$363,155	$371,111
Construction and Development	127,141	110,024	74,793
1-4 Family Residential	496,101	452,591	418,409
Non-Owner Occupied CRE	324,493	317,457	229,150
Owner Occupied CRE	178,847	161,787	117,426
Commercial and Industrial	155,526	141,770	213,271
Total loans held for investment	1,573,015	1,546,784	1,424,160
Deferred (fees) costs and unamortized premiums/(unaccreted discounts), net	(1,955)	(2,858)	(1,720)
Gross loans	$1,571,060	$1,543,926	$1,422,440
Mortgage loans held for sale	$48,563	$176,644	$69,604

Deposit Portfolio
Money market deposit accounts	$840,073	$918,940	$759,997
Time deposits	137,499	157,072	152,897
Negotiable order of withdrawal accounts	141,076	130,540	88,560
Savings accounts	5,299	7,885	7,415
Total interest-bearing deposits	1,123,947	1,214,437	1,008,869
Noninterest-bearing accounts	555,106	593,388	398,063
Total deposits	$1,679,053	$1,807,825	$1,406,932

(1) Includes PPP loans.

11

First Western Financial, Inc.

Consolidated Financial Summary (unaudited) (continued)

	As of or for the Three Months Ended
	June 30,	March 31,	June 30,
(Dollars in thousands)	2021	2021	2020
Average Balance Sheets
Assets
Interest-earning assets:
Interest-bearing deposits in other financial institutions	$292,615	$213,577	$76,463
Available-for-sale securities	26,474	31,935	48,614
Loans	1,573,553	1,554,990	1,268,797
Interest-earning assets	1,892,642	1,800,502	1,393,874
Mortgage loans held for sale	86,760	175,891	68,212
Total interest-earning assets, plus mortgage loans held for sale	1,979,402	1,976,393	1,462,086
Allowance for loan losses	(12,540)	(12,541)	(8,694)
Noninterest-earning assets	93,629	100,415	89,817
Total assets	$2,060,491	$2,064,267	$1,543,209

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,165,734	$1,163,010	$929,805
FHLB and Federal Reserve borrowings	148,869	137,626	64,067
Subordinated notes	24,252	24,259	14,445
Total interest-bearing liabilities	1,338,855	1,324,895	1,008,317
Noninterest-bearing liabilities:
Noninterest-bearing deposits	539,613	557,707	379,374
Other liabilities	16,558	21,151	18,815
Total noninterest-bearing liabilities	556,171	578,858	398,189
Total shareholders’ equity	165,465	160,514	136,703
Total liabilities and shareholders’ equity	$2,060,491	$2,064,267	$1,543,209

Yields (annualized)
Interest-bearing deposits in other financial institutions	0.13%	0.17%	0.23%
Available-for-sale securities	2.55	2.45	1.84
Loans	3.89	3.66	3.85
Interest-earning assets	3.29	3.22	3.58
Mortgage loans held for sale	2.88	2.62	3.23
Total interest-earning assets, plus mortgage loans held for sale	3.27	3.17	3.56
Interest-bearing deposits	0.30	0.33	0.57
FHLB and Federal Reserve borrowings	0.31	0.38	0.81
Subordinated notes	5.64	5.61	6.26
Total interest-bearing liabilities	0.40	0.44	0.66
Net interest margin	3.01	2.90	3.10
Net interest rate spread	2.89	2.78	2.92

12

First Western Financial, Inc.

Consolidated Financial Summary (unaudited) (continued)

	As of or for the Three Months Ended
	June 30,		March 31,	June 30,
(Dollars in thousands, except share and per share amounts)	2021		2021	2020
Asset Quality
Non-performing loans	$3,120		$4,021	$11,454
Non-performing assets	3,120		4,021	12,112
Net charge-offs/(recoveries)	$(1)		$—	$12
Non-performing loans to total loans	0.20%		0.26%	0.81%
Non-performing assets to total assets	0.16		0.18	0.67
Allowance for loan losses to non-performing loans	402.31		311.84	90.40
Allowance for loan losses to total loans	0.80		0.81	0.73
Allowance for loan losses to bank originated loans excluding PPP(1)	0.93		1.01	0.93
Net charge-offs/(recoveries) to average loans	(0.00	)%(2)	0.00%	0.00	%(2)

Assets Under Management	$6,762,179		$6,485,647	$5,752,353

Market Data
Book value per share at period end	21.01		20.29	17.56
Tangible book value per common share(1)	$17.98		$17.24	$14.13
Weighted average outstanding shares, basic	7,961,785		7,935,664	7,890,337
Weighted average outstanding shares, diluted	8,213,900		8,098,680	7,928,518
Shares outstanding at period end	7,994,832		7,957,900	7,939,024

Consolidated Capital
Tier 1 capital to risk-weighted assets	10.68%		10.31%	9.67%
CET1 to risk-weighted assets	10.68		10.31	9.67
Total capital to risk-weighted assets	13.45		13.11	11.84
Tier 1 capital to average assets	7.75		7.35	8.30

Bank Capital
Tier 1 capital to risk-weighted assets	11.03		10.60	10.12
CET1 to risk-weighted assets	11.03		10.60	10.12
Total capital to risk-weighted assets	11.99		11.57	11.05
Tier 1 capital to average assets	7.98		7.53	8.63

(1) Represents a Non-GAAP financial measure. See “Reconciliation of Non-GAAP Measures” for a reconciliation of our Non-GAAP measures to the most directly comparable GAAP financial measure.

(2) Value results in an immaterial amount.

13

First Western Financial, Inc.

Consolidated Financial Summary (unaudited) (continued)

Reconciliations of Non-GAAP Financial Measures

	As of or for the Three Months Ended
	June 30,	March 31,	June 30,
(Dollars in thousands, except share and per share amounts)	2021	2021	2020
Tangible Common
Total shareholders' equity	$167,986	$161,439	$139,417
Less: goodwill and other intangibles, net	24,250	24,254	24,267
Less: intangibles held for sale(1)	—	—	3,000
Tangible common equity	$143,736	$137,185	$112,150

Common shares outstanding, end of period	7,994,832	7,957,900	7,939,024
Tangible common book value per share	$17.98	$17.24	$14.13

Net income available to common shareholders	$6,277	$5,999	$8,696
Return on tangible common equity (annualized)	17.47%	17.49%	31.02%

Efficiency
Non-interest expense	$15,521	$15,629	$12,644
Less: amortization	4	4	38
Adjusted non-interest expense	$15,517	$15,625	$12,606

Net interest income	$14,223	$13,053	$10,796
Non-interest income	9,498	10,615	15,427
Total income	$23,721	$23,668	$26,223
Efficiency ratio	65.41%	66.02%	48.07%

Gross Revenue
Total income before non-interest expense	$23,709	$23,668	$24,099
Plus: provision for loan losses	12	—	2,124
Gross revenue	$23,721	$23,668	$26,223

Allowance to Bank Originated Loans Excluding PPP
Total loans held for investment	$1,573,015	$1,546,784	$1,424,160
Less: loans acquired	116,052	120,839	123,786
Less: bank originated PPP loans	102,359	183,005	191,676
Bank originated loans excluding PPP	$1,354,604	$1,242,940	$1,108,698

Allowance for loan losses	$12,552	$12,539	$10,354
Allowance for loan losses to bank originated loans excluding PPP	0.93%	1.01%	0.93%

(1)	Represents only the intangible portion of Assets held for sale.

14

First Western Financial, Inc.

Consolidated Financial Summary (unaudited) (continued)

	As of or for the Three Months Ended
	June 30,	March 31,	June 30,
(Dollars in thousands, except share and per share data)	2021	2021	2020
Adjusted Net Income Available to Common Shareholders
Net income available to common shareholders	$6,277	$5,999	$8,696
Plus: expenses related to branch purchase and assumption agreement	—	—	323
Less: income tax impact	—	—	78
Adjusted net income available to shareholders	$6,277	$5,999	$8,941

Adjusted Basic Earnings Per Share
Basic earnings per share	$0.79	$0.76	$1.10
Plus: expenses related to branch purchase and assumption agreement	—	—	0.03
Adjusted basic earnings per share	$0.79	$0.76	$1.13

Adjusted Diluted Earnings Per Share
Diluted earnings per share	$0.76	$0.74	$1.10
Plus: expenses related to branch purchase and assumption agreement	—	—	0.03
Adjusted diluted earnings per share	$0.76	$0.74	$1.13

Adjusted Return on Average Assets (annualized)
Return on average assets	1.22%	1.16%	2.25%
Plus: expenses related to branch purchase and assumption agreement	—	—	0.07
Adjusted return on average assets	1.22%	1.16%	2.32%

Adjusted Return on Average Shareholders' Equity (annualized)
Return on average shareholders' equity	15.17%	14.95%	25.44%
Plus: expenses related to branch purchase and assumption agreement	—	—	0.72
Adjusted return on average shareholders' equity	15.17%	14.95%	26.16%

Adjusted Return on Tangible Common Equity (annualized)
Return on tangible common equity	17.47%	17.49%	31.02%
Plus: expenses related to branch purchase and assumption agreement	—	—	0.87
Adjusted return on tangible common equity	17.47%	17.49%	31.89%

15

Exhibit 99.2

FOR IMMEDIATE RELEASE

FIRST WESTERN FINANCIAL, INC. AND TETON FINANCIAL SERVICES ANNOUNCE THE SIGNING OF A MERGER AGREEMENT

MERGER STRENGTHENS FIRST WESTERN FINANCIAL, INC’S FRANCHISE IN THE WYOMING REGION

DENVER, CO and JACKSON, WY, July 22, 2021 - First Western Financial, Inc., "First Western" (Nasdaq: MYFW), parent company of First Western Trust Bank, “the Bank,” and Teton Financial Services, parent company of Rocky Mountain Bank, today announced the signing of a definitive merger agreement pursuant to which Teton Financial Services would merge with and into First Western. Teton Financial Services has three branches in the state of Wyoming, assets of $420.7 million, total deposits of $374.6 million, and total loans of $267.9 million as of June 30, 2021. Teton Financial Services also offers trust and wealth management services and had $394.1 million in assets under management as of June 30, 2021.

“This transaction brings together two highly complementary institutions with similar values, business models, and commitment to helping clients achieve their financial goals,” said Scott C. Wylie, Chairman, President and Chief Executive Officer of First Western and the Bank. “Expanding our presence in Wyoming is a key element of our long-term growth strategy given its attractive demographics and favorable environment for our unique approach to private banking. The talented team at Rocky Mountain Bank has consistently attracted new clients and grown loans and deposits at a double-digit compound annual growth rate over the past seven years, and their experience and expertise will further strengthen our commercial banking capabilities. With our combined resources, we believe that we can steadily increase our market share in Wyoming in the future, providing another catalyst for enhancing the value of the First Western franchise.”

Allan R. Tessler, Chairman, President, and Chief Executive Officer of Teton Financial Services, commented, “We are excited for the opportunity to join such a highly regarded franchise in the western region. Our employees and clients will benefit from First Western’s broader offering of products and services, as well as its ability to accommodate larger financing needs. With the greater resources provided by First Western, we will have the opportunity to enhance the banking experience provided to our customers while maintaining our ‘client first’ relationship-oriented approach to banking.”

As of June 30, 2021, the combined institutions would have approximately $2.4 billion in assets and $7.2 billion in assets under management. The transaction is expected to close in late fourth quarter 2021 or early first quarter 2022 and will operate 18 offices in four states, including Colorado, Arizona, Wyoming, and California.

The transaction is expected to be 5.2% accretive to 2022 earnings per share and 0.4% dilutive to tangible book value, with a short tangible book value earnback period of 0.4 years.

Under the terms of the merger agreement, Teton Financial Services shareholders are entitled to receive 0.0466 shares of First Western common stock and $0.39 in cash for each share of Teton Financial Services stock, subject to certain adjustments. Based on First Western’s closing stock price on July 21, 2021, the aggregate merger consideration is valued at $47.8 million. The value of the merger consideration will fluctuate until closing based on the value of First Western’s stock.

First Western’s and Teton Financial Services’ respective boards of directors have unanimously approved the merger agreement. Additionally, directors and executive officers of Teton Financial Services have entered into agreements whereby they have committed to vote their shares in favor of the transaction. The closing of the acquisition is subject to satisfaction of customary closing conditions, including regulatory approvals and approval of Teton Financial Services shareholders.

First Western was advised in this transaction by Keefe, Bruyette & Woods, A Stifel Company, and Otteson Shapiro LLP served as legal counsel. Teton Financial Services was advised by Piper Sandler & Co., and Greenberg Traurig, LLP served as legal counsel.

Conference Call / Investor Presentation

Scott C. Wylie, Chairman, President, and Chief Executive Officer of First Western and Julie A. Courkamp, Chief Financial Officer, Treasurer, and Director of First Western will review additional information regarding the transaction on a conference call on Friday, July 23, 2021 at Noon EDT. An investor presentation has also been created for this announcement, and will be discussed on the conference call. To access a copy of the presentation and to listen to the conference call online, investors are invited to visit http://www.myfw.com under "Investor Relations." To listen to the live call, please go to the web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available on this site shortly after the call.

About First Western Financial Inc.

First Western is a financial services holding company headquartered in Denver, Colorado, with operations in Colorado, Arizona, Wyoming and California. First Western and its subsidiaries provide a fully integrated suite of wealth management services on a private trust bank platform, which includes a comprehensive selection of deposit, loan, trust, wealth planning and investment management products and services. First Western’s common stock is traded on the NASDAQ Global Select Market under the symbol “MYFW.” For more information, go to www.myfw.com. Member FDIC. Equal Housing Lender. NMLS ID 477166.

About Teton Financial Services

Teton Financial Services serves as the holding company for Rocky Mountain Bank, a Wyoming-based community bank serving the Wyoming market since 1983. Headquartered in Jackson, WY, Teton Financial Services provides a wide range of products and services across three branches to community-based businesses and individuals located in Teton, Sublette, and Sweetwater counties. Teton Financial Services offers business banking, specialty lending, deposits products as well as personal banking and wealth & trust solutions to individuals. Teton Financial Services’ commitment to community and strong emphasis on providing creative solutions allows their clients to reach their financial goals. For more information, go to https://www.rockymountainbank.com/.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, First Western will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of First Western common stock to be issued to the shareholders of Teton Financial Services. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Teton Financial Services seeking their approval of the acquisition and related matters. In addition, First Western may file other relevant documents concerning the proposed acquisition with the SEC.

Shareholders of Teton Financial Services are urged to read the registration statement on Form S-4 and the proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed acquisition because they will contain important information about First Western, Teton Financial Services and the proposed transaction.

Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to First Western Financial, Inc., 1900 16th Street , Suite 1200, Denver CO, 80202 , Attention: Investor Relations (telephone: (877) 505-1281), or by accessing First Western’s website at www.myfw.com under “Investor Relations.” The information on First Western’s website is not, and shall not be deemed to be, a part of this release or incorporated into other filings it makes with the SEC.

Participants in the Solicitation

First Western, Teton Financial Services, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Teton Financial Services in connection with the acquisition. Information about the directors and executive officers of First Western is set forth in the proxy statement for First Western’s 2021 annual meeting of shareholders filed with the SEC on April 29, 2021. Additional information regarding the interests of these participants and other persons who may be deemed participants in the acquisition may be obtained by reading the proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements

Statements in this news release regarding our expectations and beliefs about our future financial performance and financial condition, as well as trends in our business and markets are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” “outlook,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “opportunity,” “could,” or “may.” The forward-looking statements in this news release are based on current information and on assumptions that we make about future events and circumstances that are subject to a number of risks and uncertainties that are often difficult to predict and beyond our control. As a result of those risks and uncertainties, our actual financial results in the future could differ, possibly materially, from those expressed in or implied by the forward-looking statements contained in this news release and could cause us to make changes to our future plans. Those risks and uncertainties include, without limitation, the COVID-19 pandemic and its effects; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Western and Teton Financial Services, Inc., the outcome of any legal proceedings that may be instituted against First Western or Teton Financial Services, Inc., delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Western and Teton Financial Services, Inc. do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, First Western’s ability to complete the acquisition and integration of Teton Financial Services, Inc. successfully, and the dilution caused by First Western’s issuance of additional shares of its common stock in connection with the transaction. Additional information regarding these and other risks and uncertainties to which our business and future financial performance are subject is contained in our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2020 (“Form 10-K”), and other documents we file with the SEC from time to time. We urge readers of this news release to review the “Risk Factors” section our Form 10-K and any updates to those risk factors set forth in our subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our other filings with the SEC. Also, our actual financial results in the future may differ from those currently expected due to additional risks and uncertainties of which we are not currently aware or which we do not currently view as, but in the future may become, material to our business or operating results. Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on the forward-looking statements contained in this news release, which speak only as of today’s date, or to make predictions based solely on historical financial performance. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MEDIA CONTACT:

Scott C. Wylie

(303) 531-8100 | scott.wylie@myfw.com

# # #

Exhibit 99.3

FIRST western

Second Quarter 2021 Conference Call

Second Quarter 2021 Conference Call

Safe Harbor This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of First Western Financial, Inc.’s (“First Western”) management with respect to, among other things, future events and First Western’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “future” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about First Western’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond First Western’s control. Accordingly, First Western cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although First Western believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Those following risks and uncertainties, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: the COVID-19 pandemic and its effects; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Western and Teton Financial Services, the outcome of any legal proceedings that may be instituted against First Western or Teton Financial Services, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Western and Teton Financial Services do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, First Western’s ability to complete the acquisition and integration of Teton Financial Services successfully, and the dilution caused by First Western’s issuance of additional shares of its common stock in connection with the transaction. Additional information regarding these and other risks and uncertainties to which our business and future financial performance are subject is contained in our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2021 and other documents we file with the SEC from time to time. All subsequent written and oral forward-looking statements attributable to First Western or persons acting on First Western’s behalf are expressly qualified in their entirety by this paragraph. Forward-looking statements speak only as of the date of this presentation. First Western undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law). Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and the sources from which it has been obtained are reliable; however, the Company cannot guaranty the accuracy of such information and has not independently verified such information. This presentation contains certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this presentation. Numbers in the presentation may not sum due to rounding. Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any governmental agency or instrumentality. This presentation is not an offer to sell any securities and it is not soliciting an offer to buy any securities in any state or jurisdiction where the offer or sale is not permitted. Neither the SEC nor any state securities commission has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Additional Information about the Acquisition and Where to Find It In connection with the proposed acquisition, First Western will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of First Western common stock to be issued to the shareholders of Teton Financial Services. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Teton Financial Services seeking their approval of the acquisition and related matters. In addition, First Western may file other relevant documents concerning the proposed acquisition with the SEC. SHAREHOLDERS OF TETON FINANCIAL SERVICESARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED ACQUISITION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST WESTERN, TETON FINANCIAL SERVICES AND THE PROPOSED TRANSACTION. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to First Western Financial, Inc., 1900 16th Street , Suite 1200, Denver CO, 80202 , Attention: Investor Relations (telephone: (877) 505-1281), or by accessing First Western’s website at www.myfw.com under “Investor Relations.” The information on First Western’s website is not, and shall not be deemed to be, a part of this release or incorporated into other filings it makes with the SEC. Participants in the Solicitation First Western, Teton Financial Services, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Teton Financial Services in connection with the acquisition. Information about the directors and executive officers of First Western is set forth in the proxy statement for First Western’s 2021 annual meeting of shareholders filed with the SEC on April 29, 2021. Additional information regarding the interests of these participants and other persons who may be deemed participants in the acquisition may be obtained by reading the proxy statement/prospectus regarding the acquisition when it becomes available. 2

Overview of 2Q21

Earnings Growth and Higher Returns

Growth in Private and Commercial Banking Driving Improved Profitability

Increasing Loan Growth and Reduction in Excess Liquidity

Asset Quality Remains Exceptional

- Non-performing assets declined to 0.16% of total assets from 0.18% at end of prior quarter
- History of exceptionally low charge-offs continues

3

FIRSTwestern

Overview of 2Q21 Earnings Growth and Higher Returns $0.74 diluted EPS, in 1Q21 Return on average assets of 1.22%, up from 1.16% in 1Q21 Return on average shareholders’ equity of 15.17%, up from 14.95% in 1Q21 Growth in Private and Commercial Banking Driving Improved Profitability Balance sheet growth driving significant operating leverage and higher profitability New client additions and growth in AUM resulted in 9% growth in trust and investment management fees over prior year, despite sale of Los Angeles Fixed Income Team during 4Q20 Increasing Loan Growth and Reduction in Excess Liquidity Well balanced production across the portfolio Intentional run-off of higher-cost, non-relationship deposit accounts to reduce excess liquidity and support net interest margin Asset Quality Remains Exceptional History of exceptionally low charge-offs continues 3

Net Income Available to Common Shareholders
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$8,941 (1)
$245
$9,630
$4,874
$5,999
$6,277
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Net Income
Adjustments to Net Income

Diluted Earnings per Share
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.13 (1)
$0.03
$1.21
$0.61
$0.74
$0.76
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Net Income
Adjustments to Net Income

(1) See Non-GAAP reconciliation

4

FIRST western

Net Income Available to Common Shareholders and Earnings per Share Net income of $6.3 million, or $0.76 diluted earnings per share, in 2Q21 Strong profitability results in 3.6% and 4.3% increase in book value per share and tangible book value per share(1), respectively, from 1Q21 Net Income Available to Common Shareholders Diluted Earnings per Share $12,000 $10,000 $8,000 $6,000 $8,941(1) $245 $4,874 $5,999$6,277 $1.40 $1.20 $1.00 $0.80 $0.60 $1.13 $0.00 $0.76 $0.74 $0.61 $1.21 $4,000 $0.40 $2,000 $0.20 $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Net IncomeAdjustments to Net Income $0.00 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Net IncomeAdjustments to Net Income See Non-GAAP reconciliation4

Non-Mortgage Segment Earnings Non-mortgage segment earnings reflects contribution of private banking, commercial banking, and trust and investment management business lines Growth in private banking, commercial banking, and TIM businesses replacing earnings generated by mortgage segment in 2020 and creating sustainable path to higher profitability over long-term Non-Mortgage Segment Diluted Pre-Tax Earnings Per Share(1) $2.00 $1.50 $1.44 $1.61 $1.00 $0.50 $0.40$0.32 $0.89 $0.67$0.73 $0.99$1.00 $0.85 $0.00 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Non-Mortgage SegmentConsolidated See Non-GAAP reconciliation5

Loan Portfolio

Loan Portfolio Details

Loan Production & Net Loan Payoffs

(in millions)
$250
$200
$150
$100
$50
$0
$191.7
$119.0
$71.8
$1.8
$142.1
$83.2
$201.1
$128.1
$48.7
$78.9
$65.7
$122.6
$30.5
$5.0
$137.5
$91.5
$91.4
2Q20
3Q20
4Q20
1Q21
2Q21
PPP Production(1)
Production
Net Loan Payoffs
PPP Forgiveness

Loan Portfolio Composition(2)

($ in thousands, as of quarter end)

Total Loans(2)

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,337
$1,558
$1,644
$1,731
$1,660
$1,723
$1,622
2Q20
3Q20
4Q20
1Q21
2Q21
1Q21
2Q21
Average
Period End
HFI
HFS

(1) Bank originated
(2) Excludes deferred (fees) costs, and amortized premium/(unaccreted discount), net

6

FIRST western

Loan Portfolio Total loans HFI increased $26.2 million, or 1.7% from prior quarter Loan Portfolio Details Loan Production & Net Loan Payoffs $250 $191.7 $201.1 Excluding PPP loans, total loans HFI increased $113.6 million, or 8.4% from prior quarter Forgiveness of PPP loans drove decline in Cash, $200 $150 $100 $142.1 $119.0 $83.2 $128.1$122.6 $78.9 $137.5 $91.5 $91.4 Securities and Other portfolio Loan production returns to normalized levels with balanced contributions across the portfolio $50 $0 $71.8 $1.8 $48.7 $65.7 $30.5 $5.0 Decline in payoffs helps drive higher loan growth 2Q200Q204Q201Q212Q21 PPP Production⁽¹⁾ProductionNet Loan PayoffsPPP Forgiveness Loan Portfolio Composition(2) Total Loans(2) ($ in thousands, as of quarter end) $2,000 2Q 2020 1Q 2021 2Q 2021 Cash, Securities and Other $371,111 $363,155 $290,907 Construction and Development 74,793 110,024 127,141 1-4 Family Residential 418,409 452,591 496,101 Non-Owner Occupied CRE 229,150 317,457 324,493 Owner Occupied CRE 117,426 161,787 178,847 Commercial and Industrial 213,271 141,770 155,526 Total Loans HFI $1,424,160 $1,546,784 $1,573,015 Mortgage loans held-for-sale (HFS) 69,604 176,644 48,563 Total Loans $1,493,764 $1,723,428 $1,621,578 $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $1,337 $1,558$1,644 $1,731$1,723 $1,660 $1,622 $200 $0 2Q200Q204Q201Q212Q211Q212Q21 Bank originated Excludes deferred (fees) costs, and amortized premium/(unaccreted discount), net6 Average HFIHFS Period End

Total Deposits Total deposits decreased $128.8 million from end of prior quarter Decrease in deposits partially resulting from seasonal outflow related to tax payments and a decline in PPP-related deposits Excess liquidity funded the intentional reduction of higher-cost, non-relationship deposits (public funds) that will support net interest margin Deposit Portfolio Composition Total Deposits ($ in millions) 2Q 2020 1Q 2021 2Q 2021 Money market deposit accounts $759,997 $918,940 $840,073 Time deposits 152,897 157,072 137,499 NOW 88,560 130,540 141,076 Savings accounts 7,415 7,885 5,299 Noninterest-bearing accounts 398,063 593,388 555,106 Total Deposits $1,406,932 $1,807,825 $1,679,053 $2,000 $1,800 $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 $0 $1,309 $1,577 $1,463 $1,721$1,705 $1,808 $1,679 2Q200Q204Q201Q212Q211Q212Q21 AveragePeriod End 7

Commercial Banking Driving Growth During 2020, expanded commercial banking team and added construction lending expertise Increase in commercial banking clients contributing to growth in total loans and low-cost deposits while improving overall diversification Stronger commercial banking platform complements private banking and expanded mortgage capabilities to create a more valuable franchise with additional catalysts for future growth Total Commercial Loans(1) Total Commercial Deposits (in millions)(in millions) $1,200 $1,000 $800 $830 $908 $871 $1,400 $1,000 $837 $958$977 $1,213 Up 24% Year-Over-Year Up 26% Year-Over-Year $800 $600 $600 $400 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 $400 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Reflects loans to commercial borrowers across all loan categories excludes SBA PPP loan balances due to their short-term nature.8

Trust and Investment Management Total assets under management increased $276.5 million from March 31, 2021 to $6.76 billion at June 30, 2021 The increase in asset balances were driven by both account additions and new account growth as well as the continued improvement in market valuations Total Assets Under Management (in millions, as of quarter end) $7,000 $6,000 $5,752 $6,131$6,255 $6,486$6,762 $5,000 $4,000 $3,000 $2,000 $1,000 $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Investment AgencyManaged Trust401(k)/RetirementDirected TrustCustody 9

Paycheck Protection Program Overview Impact on 2Q21 Financials (1) ($ in Millions) Net Interest Income Amortization of SBA fee income and deferred loan origination expense (2) $1.2 Interest income from PPP loans, less PPPLF funding cost $0.3 Net Interest Income $1.5 Net Interest Margin Impact 7 bps ($ in Millions) As of 6/30/21 Total Loans (existing PPP) $100.1 Total Loans Forgiven $177.4 PPPLF advances $105.8 Remaining Fees to be Recognized Pre-Tax(3) $2.1 All numbers represented do not include the impact of taxes The deferred loan origination expenses are recorded in non-interest expenses (Salaries and Benefits) and amortized through net interest income Includes $3.0 million in SBA fee income less $0.9 million of deferred loan origination expense

Gross Revenue

2Q21 Gross Revenue[(1)]

Gross Revenue[(1)]

(in millions)
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$26.2
$31.0
$23.4
$23.7
$23.7
Q2 2020
Q3 2020
Q4 2020(2)
Q1 2021
Q2 2021
Wealth Management
Capital Management
Mortgage

(1) See Non-GAAP reconciliation
(2) Gross Revenue for Capital Management includes amounts for the fourth quarter of 2020 through the completion of the sale of the LA Fixed Income Team on November 16, 2020. Financial results after that date for the unsold portion are presented in Wealth Management.

11

FIRST western

Gross Revenue Gross revenue(1) unchanged from 1Q21 Increase in net interest income and trust and investment management fees offset by lower net gain on mortgage loans 2Q21 Gross Revenue(1) Gross Revenue(1) (in millions) 60.0% Net Interest Income $14,223 40.0% Non-interest Income $9,498 $35.0 $30.0 $25.0 $20.0 $15.0 $10.0 $26.2 $31.0 $23.4$23.7$23.7 $5.0 See Non-GAAP reconciliation $0.0 Q2 2020Q3 2020Q4 2020⁽²⁾Q1 2021Q2 2021 Wealth ManagementCapital ManagementMortgage 11

Net Interest Income and Net Interest Margin

Net Interest Income
(in thousands)
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$10,796
$12,918
$13,457
$13,053
$14,223
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

Net Interest Margin
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.22% (1)
3.23% (1)
3.10% (1)
2.90% (1)
3.01% (1)
3.10%
3.07%
3.07%
2.88%
2.88%
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Net Interest Margin
Adjusted Net Interest Margin

(1) See Non-GAAP reconciliation

12

FIRSTwestern

Net Interest Income and Net Interest Margin Net interest income increased 9.0% from 1Q21, primarily due to higher PPP-related fees and higher average balances of non-PPP loans Net interest margin, including PPP and purchase accretion, increased 11 bps to 3.01% Net interest margin, excluding PPP and purchase accretion(1), was unchanged from 1Q21 at 2.88% Cost of funds decreased 3 bps to 0.28% in 2Q21 from 0.31% in 1Q21 Net interest margin expected to be flat to slightly higher over 2Q21 as excess liquidity is utilized to fund increased loan growth Net Interest Income Net Interest Margin (in thousands) $16,000 $14,000 $12,000 $10,000 $8,000 $12,918 $10,796 $14,223 4.00% 3.50% 3.00% 2.50% 2.00% (1)(1) 3.22%3.23%3.10% (1) 3.10%3.07%3.07% 3.01% 2.90% 2.88%2.88% $6,000 1.50% $4,000 1.00% $2,000 0.50% $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 0.00% Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Net Interest MarginAdjusted Net Interest Margin See Non-GAAP reconciliation12

Non-Interest Income

Total Non-Interest Income

(in thousands)
$20,000
$15,000
$10,000
$5,000
$0
$15,427
$18,032
$9,954
$10,615
$9,498
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Trust and Investment Management Fees
Net Gain on Mortgage Loans
Bank Fees
Risk Management and Insurance Fees
Income on Company-Owned Life Insurance
Other

Trust and Investment Management Fees

(in thousands)
$5,200
$5,000
$4,800
$4,600
$4,400
$4,200
$4,000
$4,609
$4,814
$4,868
$4,847
$5,009
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

13

FIRSTwestern

Non-Interest Income Non-interest income decreased 10.5% from 1Q21 Decreased net gain on mortgage loans partially offset by higher trust and investment management fees Trust and investment management fees up 9% over 2Q20, despite loss of approximately $0.8 million in fees per quarter related to LA Fixed Income Team sold in 4Q20 Total Non-Interest Income Trust and Investment Management Fees (in thousands) $20,000 $15,000 $10,000 $15,427 $18,002 $9,954$10,615$9,498 (in thousands) $5,200 $4,814 $4,868 $4,847 $4,609 $4,800 $4,600 $5,009 $5,000 $4,400 $4,200 $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Trust and Investment Management FeesNet Gain on Mortgage Loans Bank FeesRisk Management and Insurance Fees Income on Company-Owned Life InsuranceOther $4,000 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 13

Mortgage Operations

Mortgage Details

Net Income, Revenue and Profit Margin

81%
83%
40%
41%
31%
$8.3
$10.2
$10.2
$12.3
$1.7
$4.3
$2.1
$5.2
$1.2
$3.9
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Net Income
Revenue
Profit Margin

Mortgage Originations

(in millions)
$600
$500
$400
$300
$200
$100
$0
$344.3
$37.2
$376.3
$41.9
$414.5
$32.4
$490.8
$33.9
$319.7
$41.2
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Originations for Sale
Originations for Porfolio

Mortgage Loan Locks

(in millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
$417.1
$718.8
$376.6
$359.4
$223.2
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

14

FIRSTwestern

Mortgage Operations Mortgage Details Net Income, Revenue and Profit Margin Mortgage locks down 38% from prior quarter reflects decreased inventory and refi slow down 81%83% $12.3 Refi/Purchase mix of 49/51% in 2Q21 compared to 77/23% in 1Q21 and 67/33% in 4Q20 Profit margin down 10% due to decreased volume $8.3 $10.2 $10.2 40%41% $5.2 $4.3 31% $3.9 $1.7$2.1$1.2 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Net IncomeRevenueProfit Margin Mortgage Originations Mortgage Loan Locks (in millions) $600 $319.7 $37.2 $41.9 $32.4 $33.9 $41.2 $400 $376.3 $414.5 $490.8 (in millions) $800 $700 $600 $417.1 $718.8 $376.6$359.4 $200 $100 $200 $100 $223.2 $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Originations for SaleOriginations for Porfolio $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 14

Non-Interest Expense and Efficiency Ratio

Total Non-Interest Expense

(in thousands)
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$12,321 (1)
$323
$16,632
$15,614
$15,629
$15,521
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Non-Interest Expense
Adjustments to Non-Interest Expense

(1) See Non-GAAP reconciliation

Operating Efficiency Ratio[1]

100%
80%
60%
40%
20%
0%
48.2%
53.4%
66.6%
66.0%
65.4%
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

15

FIRST western

Non-Interest Expense and Efficiency Ratio Non-interest expense declined 0.7% from 1Q21 Decline in non-interest expense drives improvement in operating efficiency ratio compared to 1Q21 Total Non-Interest Expense Operating Efficiency Ratio(1) (1) $18,000 $12,321 (1) $323 $14,000 $12,000 $10,000 $16,632$15,614$15,629$15,521 100% 80% 48.2% 53.4% 66.6%66.0%65.4% $8,000 $6,000 $4,000 $2,000 40% 20% $0 Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Non-Interest ExpenseAdjustments to Non-Interest Expense 0% Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 See Non-GAAP reconciliation15

Asset Quality Positive asset quality trends across the portfolio Non-performing assets decreased by $0.9 million, and declined as a percentage of total assets to 0.16% from 0.18% in 1Q21 Immaterial net charge-offs again in the quarter ALL/Adjusted Total Loans(1) decreased to 0.93% in 2Q21 from 1.01% in 1Q21, consistent with strong asset quality trends Non-Performing Assets/Total Assets Net Charge-Offs/Average Loans 1.00% 1.00% 0.80% 0.67% 0.80% 0.60% 0.53% 0.60% 0.40% 0.20% 0.22%0.18%0.16% 0.40% 0.20% 0.00% Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 0.00% 0.00%0.00%0.00%0.00%0.00% Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021 Adjusted Total Loans – Total Loans minus PPP loans and acquired Loans; see non-GAAP reconciliation 16

Acquisition of Teton Financial Services, Inc. 17

Expansion Into a Growing Wyoming Region

Strategic Rationale

Enhances Shareholder / Stakeholder Value

- 5.2% accretive to 2022 EPS(1) (7.4% accretive assuming fully phased-in cost savings)
- 0.4% dilutive to tangible book value with a short earnback period of 0.4 years using the crossover method
- >20% internal rate of return
- Improves scale, profitability and liquidity
- Opportunity to retain talented banking professionals with an established presence in Wyoming
- Enhances capabilities to support local communities

18

FIRSTwestern

Expansion Into a Growing Wyoming Region Strategic Rationale Expands First Western’s footprint / market share in Wyoming Wyoming demographics and business landscape aligns with First Western’s business model with favorable trust, estate and tax laws Ability to consolidate two Jackson Hole offices, and provide an attractive base for expansion into Pinedale and Rock Springs Complementary asset / liability mix and further diversification of First Western’s loan portfolio Improves operating leverage and provides additional financial resources to execute First Western’s strategic plan Enhances revenue generation (not modeled) through diversification of lending revenues and robust cross-selling opportunities Low-cost core deposits and higher yielding loans strengthen NIM and earnings Enhances Shareholder / Stakeholder Value [0.4]% dilutive to tangible book value with a short earnback period of [0.4] years >[20]% internal rate of return Improves scale, profitability and liquidity Opportunity to retain talented banking professionals with an established presence in Wyoming Enhances capabilities to support local communities (1) Assumes 75% phase-in of cost savings in 202218

Acquisitions 2002 2002 – 2005 (5) Westcor Insurance Group, Inc. Poudre River Valley Trust Co. Sprout & Associates, Inc. Sterling Partners Silversmith Financial Corp 5 3 2002 – 2005 (3) Cherry Creek, CO Denver, CO Northern Colorado, CO 2006 – 2010 (4) Reber/Russell Company Ryder, Stilwell Inc. Asset Purchase – Financial Management Advisors, LLC Asset Purchase – GKM Advisors, LLC 9 6 2006 – 2010 (3) Boulder, CO Century City, CA Scottsdale, AZ 2011 – 2015 (1) Trust Department Assets – First National Bank of Wyoming 10 12 2011 – 2015 (6) Aspen, CO DTC/Cherry Hills, CO Fort Collins, CO Jackson Hole, WY Laramie, WY Phoenix, AZ 2016 – 2020 (2) Asset Purchase – EMC Holdings, Inc. Branch Purchase & Assumption from Simmons Bank 12 16 2016 – 2020 (4) Broomfield, CO (2021) Greenwood Village, CO Lone Tree, CO Office Openings 2021 (1) Teton Financial Services, Inc. 13 18 2021 (3)(1) Jackson Hole, WY Pinedale, WY Rock Springs, WY # Total Acquisitions # Total Offices Added through the Teton Financial Services, Inc. acquisition. Jackson Hole offices are19 expected to be consolidated

Teton Financial Services, Inc. Overview

Company Overview

- Holding company for Rocky Mountain Bank
- Operates out of three branches in Jackson Hole, Pinedale and Rock Springs
- Primarily focused on real estate and C&I lending within the Wyoming region
- Offers trust / wealth management expertise in Wyoming's favorable trust environment
- Attractive low-cost deposit franchise with 94% core deposits[1]
- Double digit CAGR in loans and deposits (2013 – 2020)
- Bank level headquarters: Jackson, WY
- Year established: 1983

Key Bank Level Financial Highlights

For the quarter ended March 31, 2021

Balance Sheet ($mm)		
Total Assets	$	429.2
Gross Loans		274.9
Total Deposits		384.6
Total Equity		42.0
Profitability / Rates (%)		
Net Income ($000s)	$	1,379
Return on Average Assets		1.32
Return on Average Equity		13.33
Net Interest Margin		3.08
Efficiency Ratio		52.9
Yield on Total Loans		4.79
Cost of Total Deposits		0.22
Balance Sheet Ratios / Capital (%)		
Gross Loans / Deposits		71.5
TCE / TA		9.33
Leverage Ratio		9.54
Tier 1 Capital Ratio		15.33
TRBC Ratio		16.60
Asset Quality (%)		
NPAs (excl. TDRs) / Assets		0.00
NPAs / Loans & OREO		0.03
NCOs / Avg. Loans		0.21
LLR / Gross Loans		2.02

Deposit Market Share by County

Market	Market Pop. (#)	Median HH Income ($)	Deposits ($mm)	Branches (#)	Deposit Mkt. Share (%)	Deposit Mkt. Rank (#)
Teton, WY	23,703	98,623	174.3	1	6.4	6
Sublette, WY	9,771	78,347	85.2	1	26.1	2
Sweetwater, WY	41,651	76,181	83.1	1	8.2	5
Total / Average	**76,126**	**78,347**	**342.6**	**3**	**-**	**-**

20

FIRSTwestern

Teton Financial Services, Inc. Overview Company Overview Key Bank Level Financial Highlights Holding company for Rocky Mountain Bank Operates out of three branches in Jackson Hole, Pinedale and Rock Springs For the quarter ended March, 31 2021 Balance Sheet ($mm) Total Assets $429.2 Primarily focused on real estate and C&I lending within the Wyoming region Offers trust / wealth management expertise in Wyoming’s favorable trust environment Total Loans274.9 Total Deposits384.6 Profitability / Rates (%) Attractive low cost deposit franchise with 93% core deposits Net Income ($000s) $1,379 Double digit CAGR in loans and deposits (2013 – 2020) Headquarters: Jackson Hole, WY Year established: 1983 Return on Average Assets1.32 Return on Average Equity13.33 Net Interest Margin3.08 Efficiency Ratio52.9 Yield on Total Loans4.79 Cost of Total Deposits0.22 Balance Sheet Ratios / Capital (%) • Teton Financial Services, Inc. (3) Jackson Hole Pinedale Rock Springs Laramie Fort Collins Denver MYFW CO and WY Branches (10) Teton Financial Services, Inc. (3) TCE / TA9.33 Leverage Ratio9.54 Tier 1 Capital Ratio15.33 TRBC Ratio16.60 Asset Quality (%) NPAs (excl. TDRs) / Assets0.00 NPAs / Loans & OREO0.00 NCOs / Avg. Loans0.21 Deposit Market Share by County Median HHDepositDeposit Market Pop.IncomeDepositsBranchesMkt. ShareMkt. Rank Market(#)($)($mm)(#)(%)(#) 174.3 Sublette, WY 9,771 78,347 85.2 1 26.1 2 Sweetwater, WY 41,651 76,181 83.1 1 8.2 5 Total / Average 75,125 78,347 342.5 3 - - 16.46 Source: S&P Global and FDIC Summary of Deposits Note: Deposit market share data as of June 30, 202020

Pro Forma Loan and Deposit Composition

Loan Composition

First Western Financial, Inc.

OO CRE 10%
NOO CRE 15%
Multifamily 4%
Consumer & Other 9%
C&D 6%
C&I 24%
Res. RE 32%

Gross Loans: $1,720,171
Yield on Loans: 3.58%

+

Teton Financial Services, Inc. (1)

OO CRE 10%
NOO CRE 15%
Multifamily 2%
Consumer & Other 12%
C&D 10%
C&I 26%
Res. RE 25%

Gross Loans: $274,939
Yield on Loans: 4.79%

=

Pro Forma

OO CRE 10%
NOO CRE 15%
Multifamily 4%
Consumer & Other 9%
C&D 7%
C&I 24%
Res. RE 31%

Gross Loans: $1,995,110
Yield on Loans: 3.74%

Deposit Composition

First Western Financial, Inc.

NOW & Other 7%
DDA 33%
MMDA & Sav. 51%
Jumbo Time 4%
Retail Time 5%

+

Teton Financial Services, Inc. (1)

NOW & Other 8%
DDA 12%
Jumbo Time 1%
Retail Time 8%
MMDA & Sav. 71%

=

Pro Forma

NOW & Other 7%
DDA 29%
MMDA & Sav. 55%
Jumbo Time 4%
Retail Time 5%

21

FIRSTwestern

Pro Forma Loan and Deposit Composition First Western Financial, Inc. Teton Financial Services, Inc. (1) Pro Forma OO CRE 10% OO CRE 10% OO CRE 10% Loan Composition 32% C&I 24% NOO CRE 15% C&D 6% Multifamily + Consumer & Other 9% Res. RE 25% C&I 26% NOO CRE 15% Multifamily 2% Consumer = 12% C&D 10% Res. RE 31% C&I 24% NOO CRE 15% Multifamily 4% Consumer & Other 9% C&D 7% Deposit Composition 7% NOW & Other 8% NOW & Other 7% DDA 33% +Jumbo Time 1% DDA 12% = 29% Jumbo Time 4% Retail Time 5% MMDA & Sav. 51% Retail Time 8% MMDA & Sav. 71% Jumbo Time 4% Retail Time 5% MMDA & Sav. 55% Total Deposits: $1,807,825 Cost of Deposits: 0.23% Loans / Deposits: 95.2% Total Deposits: $384,600 Cost of Deposits: 0.22% Loans / Deposits: 71.5% Total Deposits: $2,192,425 Cost of Deposits: 0.23% Loans / Deposits: 91.0% Source: S&P Global. Financial data as of March 31, 2021 Note: Pro forma excludes purchase accounting adjustments Bank level regulatory data21

Transaction Structure

Consideration	▪ 0.0466 shares of First Western and $0.39 in cash for each share of Teton Financial Services, Inc. ▪ Results in ~76% stock | ~24% cash mix
Transaction Value[(1)]	▪ $1.62 per share ▪ $47.8 million aggregate transaction value
Collars[(2)]	▪ Fixed exchange ratio with collars set between $21.50 and $29.08
Transaction Multiples (Financial information as of 6/30/2021)	▪ Price / Tangible Book Value: 1.27x ▪ Pay-to-Trade Ratio: 0.86x ▪ Price / LTM Earnings[(3)]: 17.6x ▪ Price / 2022 Earnings: 11.0x ▪ Core Deposit Premium[(4)]: 2.9%
Pro Forma Ownership	▪ ~85% First Western | ~15% Teton Financial Services, Inc.
Due Diligence	▪ Completed, including extensive financial, loan compliance and legal review
Required Approvals	▪ Teton Financial Services, Inc. shareholder approvals and other customary regulatory approvals
Anticipated Closing	▪ Late Q4 2021 or early Q1 2022

(1) Based on MYFW's stock price of $26.46 as of July 21, 2021
(2) Please refer to the Plan and Agreement of Merger for complete terms relating to stock collars and termination rights
(3) For the last 12 months ending June 30, 2021
(4) Core deposits equal to total deposits less time deposits greater than $100,000

22

FIRSTwestern

Transaction Structure Consideration Results in ~[75]% stock | ~[25]% cash mix Transaction Value(1) $[45.6] million aggregate transaction value Collars(2) Transaction Multiples Pay-to-Trade Ratio: [0.88]x Price / LTM Earnings(3): [16.8]x Price / 2022 Earnings: [10.5]x Core Deposit Premium(4): [2.3]% Pro Forma Ownership Due Diligence Required Approvals Anticipated Closing Based on MYFW’s stock price of $[24.86] as of July [16], 2021 Please refer to the Plan and Agreement of Merger for complete terms relating to stock collars and termination rights For the last 12 months ending June 30, 202122 Core deposits equal to total deposits less time deposits greater than $100,000

Key Transaction Assumptions

Earnings	▪ Consensus estimates for First Western ▪ Management estimates for Teton Financial Services, Inc.
Cost Savings	▪ ~$3.0 million, or 30.0% of Teton Financial Services, Inc.'s 2022e standalone noninterest expense base ▪ 75% phase-in during 2022 and 100% thereafter
Fair Market Value Adjustments	▪ Loan Mark: $5.8 million gross loan credit mark, or 2.17% of Teton Financial Services, Inc.'s loan portfolio (as of 6/30/2021) ▪ Real Estate Fair Value Write-up: $3.8 million amortized using straight-line method over 20 years
Core Deposit Intangibles	▪ $1.7 million, or 0.50% of Teton Financial Services, Inc.'s non-time deposits ▪ Amortized sum-of-the-year digits over 10 years
Other Assumptions	▪ Transaction expenses of $5.7 million after-tax ▪ Increase in equity of $1.3 million due to repayment of employee stock loan ▪ Teton Financial Services, Inc.'s $3.6 million of subordinated debt is paid off before close ▪ Cash portion financed with new subordinated debt

23

FIRSTwestern

Key Transaction Assumptions Earnings Management estimates for Teton Financial Services, Inc. Cost Savings base Loan Credit Mark $5.8 million gross loan credit mark, or 2.16% of Teton Financial Services, Inc.’s loan portfolio Core Deposit Intangibles Amortized sum-of-the-year digits over 10 years Other Assumptions Teton Financial Services, Inc.’s $3.6 million of subordinated debt is paid off before close Cash portion financed with new subordinated debt 23

Near-Term Outlook Loan pipeline continues to increase and should lead to a higher level of loan growth in the second half of the year Reduction in excess liquidity and higher loan growth should lead to improved net interest margin relative to first half of 2021 Success in new business development should drive continued growth in trust and investment management fees Mortgage activity should remain relatively consistent until seasonally slower fourth quarter Continued growth in revenue and stable expense levels should lead to improved operating leverage and higher profitability Acquisition of Teton Financial Services positions First Western to deliver another strong year of organic and acquisitive growth in 2022 24

Appendix 25

Capital and Liquidity Overview

Tangible Common Equity / TBV per Share[1]

(in thousands)
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$91,662
$11.50
$104,411
$13.15
$130,704
$16.44
$143,736
$17.98
4Q18
4Q19
4Q20
2Q21
TCE
TBV/Share

Consolidated Capital Ratios (as of 6/30/21)

16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
10.68%
10.68%
13.45%
7.75%
Tier 1 Capital to Risk-Weighted Assets
CET1 to Risk-Weighted Assets
Total Capital to Risk-Weighted Assets
Tier 1 Capital to Average Assets

Liquidity Funding Sources (as of 6/30/21)

(in thousands)

(1) See Non-GAAP reconciliation

26

FIRST western

Capital and Liquidity Overview Tangible Common Equity / TBV per Share(1) (in thousands) $160,000 $140,000 $120,000 $100,000 $80,000 $91,662 $11.50 $101,411 $13.15 $130,701 $16.44 $143,736 $17.98 $20.00 $18.00 $16.00 $14.00 $12.00 $60,000 4Q184Q194Q202Q21 TCETBV/Share $10.00 Consolidated Capital Ratios (as of 6/30/21) Liquidity Funding Sources (as of 6/30/21) 16.00% 14.00% 12.00% 10.00% 8.00% 6.00% 4.00% 2.00% 0.00% Tier 1 Capital to Risk-Weighted Assets CET1 to Risk-Weighted Assets 10.68% 10.68% 7.75% Total Capital to Risk-Weighted Assets Tier 1 Capital to Average Assets (in thousands) Liquidity Reserves: Total Available Cash$ 288,187 Unpledged Investment Securities16,679 Borrowed Funds: Unsecured: Credit Lines54,000 Secured: FHLB Available457,680 FRB Available630 Brokered Remaining Capacity302,739 Total Liquidity Funding Sources$ 1,119,915 Loan to Deposit Ratio93.6% (1) See Non-GAAP reconciliation26

Non-GAAP Reconciliation

Consolidated Efficiency Ratio	For the Three Months Ended,				
(Dollars in thousands)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Non-interest expense	$12,644	$16,632	$15,614	$15,629	$15,521
Less: amortization	4	4	4	4	4
Less: provision on other real estate owned	-	100	76	-	-
Less: loss on assets held for sale	-	-	-	-	-
Plus: gain on sale of LA fixed income team	-	-	62	-	-
Adjusted non-interest expense	$12,640	$16,528	$15,596	$15,625	$15,517
Net interest income	$10,796	$12,918	$13,457	$13,053	$14,223
Non-interest income	15,427	18,032	9,954	10,615	9,498
Less: Net gain on sale of securities	-	-	-	-	-
Less: Net gain on sale of assets	-	-	-	-	-
Total income	$26,223	$30,950	$23,411	$23,668	$23,721
Efficiency ratio	48.2%	53.4%	66.6%	66.0%	65.4%

Consolidated Tangible Common Book Value Per Share	As of the Three Months Ended,			
(Dollars in thousands)	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020	June 30, 2021
Total shareholders' equity	$116,875	$127,678	$154,962	$167,986
Less:				
Preferred stock (liquidation preference)	-	-	-	-
Goodwill and other intangibles, net	25,213	19,714	24,258	24,250
Intangibles held for sale[1]	-	3,553	-	-
Tangible common equity	91,662	104,411	$130,704	143,736
Common shares outstanding, end of period	7,968,420	7,940,168	7,951,773	7,994,832
Tangible common book value per share	$11.50	$13.15	$16.44	$17.98
	Net income available to common shareholders			$6,277
	Return on tangible common equity (annualized)			17.47%

27

FIRSTwestern

Non-GAAP Reconciliation (1) Represents the intangible portion of assets held for sale27

Non-GAAP Reconciliation

Mortgage Gross Revenue	For the Three Months Ended,				
(Dollars in thousands)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Total income before non-interest expense	$10,197	$12,323	$4,320	$5,197	$3,927
Plus: Provision for loan loss	-	-	-	-	-
Gross revenue	$10,197	$12,323	$4,320	$5,197	$3,927

Consolidated Gross Revenue	For the Three Months Ended,				
(Dollars in thousands)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Total income before non-interest expense	$24,099	$29,454	$22,716	$23,668	$23,709
Plus: Provision for loan loss	2,124	1,496	695	-	12
Gross revenue	$26,223	$30,950	$23,411	$23,668	$23,721

Diluted Pre-Tax Earnings Per Share	For The Three Months Ended				
(Dollars in thousands)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Non-Mortgage income before income tax	$3,148	$2,581	$5,386	$5,917	$6,983
Mortgage income before income tax	8,307	10,241	1,716	2,122	1,205
Less: Income tax expense	2,759	3,192	2,228	2,040	1,911
Net income available to common shareholders	$8,696	$9,630	$4,874	$5,999	$6,277
Diluted weighted average shares	7,928,518	7,963,736	8,015,780	8,098,680	8,213,900
Non-Mortgage Segment Diluted Pre-Tax Earnings Per Share	$0.40	$0.32	$0.67	$0.73	$0.85
Consolidated Diluted Pre-Tax Earnings Per Share	$1.44	$1.61	$0.89	$0.99	$1.00

28

FIRST western

Non-GAAP Reconciliation Wealth Management Gross Revenue0For the Three Months Ended, (Dollars in thousands)June 30, 2020 September 30, 2020 December 31, 2020March 31, 2021June 30, 2021 Total income before non-interest expense$13,114$16,232$17,973$18,471$19,782 Plus: Provision for loan loss2,1241,496695-12 Gross revenue$15,238$17,728$18,668$18,471$19,794 Capital Management Gross RevenueFor the Three Months Ended, (Dollars in thousands)June 30, 2020 September 30, 2020 December 31, 2020March 31, 2021June 30, 2021 Total income before non-interest expense$788$899$423$-$ Plus: Provision for loan loss-----Gross revenue$788$899$423$-$ Mortgage Gross RevenueFor the Three Months Ended, Non-Mortgage Segment Diluted Pre-Tax Earnings Per Share Consolidated Diluted Pre-Tax Earnings Per Share $0.40 $0.32 $0.67 $0.73 $0.85 $1.44 $1.61 $0.89 $0.99 $1.00

Non-GAAP Reconciliation

Adjusted net income available to common shareholders	For the Three Months Ended,				
(Dollars in thousands, except per share data)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Net income available to common shareholders	$8,696	$9,630	$4,874	$5,999	$6,277
Plus: acquisition related expense including tax impact	245	-	-	-	-
Plus: loss on intangibles held for sale including tax impact	-	-	-	-	-
Adjusted net income to common shareholders	**$8,941**	**$9,630**	**$4,874**	**$5,999**	**$6,277**

Adjusted earnings per share	For the Three Months Ended,				
(Dollars in thousands, except per share data)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Earnings per share	$1.10	$1.21	$0.61	$0.74	$0.76
Plus: acquisition related expenses including tax impact	0.03	-	-	-	-
Plus: loss on intangibles held for sale including tax impact	-	-	-	-	-
Adjusted earnings per share	**$1.13**	**$1.21**	**$0.61**	**$0.74**	**$0.76**

Total Non-Interest Expense adjusted for Non-Operating items	For the Three Months Ended,				
(Dollars in thousands)	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Total non-interest expense	$12,644	$16,632	$15,614	$15,629	$15,521
Less: acquisition related expense	323	-	-	-	-
Less: loss on intangibles held for sale	-	-	-	-	-
Total Non-Interest Expense adjusted for Non-Operating items	**$12,321**	**$16,632**	**$15,614**	**$15,629**	**$15,521**

Allowance for loan losses to Bank originated loans excluding PPP	As of	
(Dollars in thousands)	March 31, 2021	June 30, 2021
Gross loans	1,546,784	1,573,015
Less: Branch acquisition	120,839	116,052
Less: PPP loans	183,005	102,359
Loans excluding acquired and PPP	1,242,940	1,354,604
Allowance for loan losses	12,539	12,552
Allowance for loan losses to Bank originated loans excluding PPP	**1.01%**	**0.93%**

29

FIRSTwestern

Non-GAAP Reconciliation Total Non-Interest Expense adjusted for Non-Operating itemsFor the Three Months Ended, Allowance for loan losses to Bank originated loans excluding PPPAs of (Dollars in thousands)March 31, 2021June 30, 2021 29

Non-GAAP Reconciliation

Adjusted net interest margin	For the Three Months Ended September 30, 2020			For the Three Months Ended December 31, 2020			For the Three Months Ended March 31, 2021			For the Three Months Ended June 30, 2021		
(Dollars in thousands)	Average Balance	Interest Earned/Paid	Average Yield/Rate	Average Balance	Interest Earned/Paid	Average Yield/Rate	Average Balance	Interest Earned/Paid	Average Yield/Rate	Average Balance	Interest Earned/Paid	Average Yield/Rate
Interest-bearing deposits in other financial institutions	178,756	99		194,179	100		213,577	91		292,615	92	
PPP adjustment	(38,618)	(45)		(20,871)	(5)		21,173	5		17,115	4	
Available-for-sale securities	40,528	173		37,512	186		31,936	196		26,474	169	
PPP adjustment	-	-		-	-		-	-		-	-	
Loans	1,462,872	14,138		1,522,947	14,656		1,554,990	14,212		1,573,553	15,287	
PPP adjustment	(201,208)	(870)		(174,046)	(1,209)		(171,263)	(945)		(176,396)	(1,583)	
Purchase Accretion adjustment	-	(534)		-	(333)		-	(344)		-	(260)	
Adjusted total Interest-earning assets	1,442,330	12,961		1,559,721	13,395		1,650,413	13,215		1,773,360	13,709	
Interest-bearing deposits		1,067			1,015			974			866	
PPP adjustment		-			-			-			-	
Federal Home Loan Bank Topeka and Federal Reserve borrowings		204			200			132			117	
PPP adjustment		(180)			(175)			(109)			(93)	
Subordinated notes		221			270			340			342	
Adjusted total interest-bearing liabilities		1,312			1,310			1,337			1,232	
Net interest income		11,649			12,085			11,878			12,477	
Adjusted net interest margin			3.23%			3.10%			2.88%			2.88%

30

FIRSTwestern

Non-GAAP Reconciliation Adjusted net interest margin For the Three Months Ended September 30, 2020 (Dollars in thousands) Average Balance Interest Earned/Paid Average Yield/Rate AverageInterestAverageAverage Balance Earned/Paid Yield/Rate Balance InterestAverage Earned/Paid Yield/Rate Average Balance Interest Earned/Paid Average Yield/Rate Interest-bearing deposits in other financial institutions 178,756 99 194,17910 0213,577 91 292,615 92 PPP adjustment (38,618) (45) (20,871)(5)21,173 5 17,115 4 Available-for-sale securities 40,528 173 37,51218 631,936 196 26,474 169 PPP adjustment - - - --- - - Loans 1,462,872 14,138 1,522,94714,65 61,554,990 14,212 1,573,553 15,287 PPP adjustment (201,208) (870) (174,016)(1,209)(171,263) (945) (176,396) (1,583) Purchase Accretion adjustment - (534) -(333)-(344) - (260) Adjusted total Interest-earning assets 1,442,330 12,961 1,559,72113,39 51,650,413 13,215 1,773,360 13,709 Interest-bearing deposits 1,067 1,01 5 974 866 PPP adjustment - - - - Federal Home Loan Bank Topeka and Federal Reserve borrowings 201 20 0 132 117 PPP adjustment (180) (175) (109) (93) Subordinated notes 221 27 0 340 342 Adjusted total interest-bearing liabilities 1,312 1,31 0 1,337 1,232 Net interest income 11,649 12,08 5 11,878 12,477 Adjusted net interest margin 3.23% 3.10% 2.88% 2.88% 30